IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

04041593

RECD S.E.C.
AUG 2 7 2004
1086

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Ocean Shore Holding Company
Exact Name of Registrant as Specified in Charter

0001298716
Registrant CIK Number

Exhibit 99.1 to the Form S-1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part give period of report)

333-118597
SEC File Number, if available

____
Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
AUG 2 7 2004
FINANCIAL

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ocean City, State of New Jersey, on August 27, 2004.

OCEAN SHORE HOLDING CO.

By: [signature]
Steven E. Brady
President and Chief Executive Officer

PRO FORMA VALUATION REPORT

OCEAN SHORE HOLDING CO.

HOLDING COMPANY FOR
OCEAN CITY HOME BANK
Ocean City, New Jersey

Dated As Of:
August 6, 2004

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.
Financial Services Industry Consultants

August 6, 2004

Board of Directors
OC Financial Mutual Holding Company
Ocean Shore Holding Co.
Ocean City Home Bank
1001 Asbury Avenue
Ocean City, New Jersey 08226-3329

Members of the Boards:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the Common Stock which is to be offered in connection with the Plan of Stock Issuance (the "Plan"), described below.

This Appraisal is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), including the most recent revisions as of October 21, 1994, and applicable interpretations thereof.

Description of Plan of Stock Issuance

OC Financial Mutual Holding Company (the "MHC") is a federally chartered mutual holding company regulated by the OTS. The MHC was formed in 1998 in conjunction with the mutual holding company reorganization of Ocean City Home Bank, Ocean City, New Jersey, ("Ocean City Home" or the "Bank"); no stock was issued publicly in the mutual holding company reorganization. Simultaneous with the mutual holding company reorganization, a wholly-owned mid-tier stock holding company was formed known as Ocean Shore Holding Co. (the "Company") and Ocean City Home became a wholly-owned subsidiary of the Company. Pursuant to the Plan, the Company will offer for sale up to 49.0% of its common stock (the "Minority Stock Issuance") to the Bank's Eligible Account Holders, Supplemental Eligible Account Holders and tax-qualified plans of the Bank (including the employee stock ownership plan, or "ESOP"). Any shares that are not sold in the Subscription Offering may be offered for sale in the Direct Community Offering and subsequently, if appropriate, to the public in a Syndicated Community Offering. The number of shares of common stock to be sold in the Offering will approximate 45.67% of the total shares, including 1.90% of the total shares issued to the Ocean City Home Bank Charitable Foundation, Inc., as noted below. The number of shares issued to the MHC will approximate 54.33% of the total shares.

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594

In addition, the Plan of Stock Issuance provides for the establishment of the Ocean City Home Charitable Foundation, Inc. (the "Foundation"), which will be a private charitable foundation established in connection with the offering funded with cash and stock with an aggregate value of $2 million. The stock component will be equal to 1.90% of the gross offering proceeds of the offering while the balance of the contribution will be in the form of cash.

The Company will infuse capital into the Bank sufficient to increase the core capital ratio to 10% of assets, retaining the balance of the offering proceeds. Furthermore, the Company intends to use a portion of the proceeds to make a loan directly to the ESOP to enable the ESOP to purchase up to 8.0% of the shares of common stock sold in the offering.

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting and valuation firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal and assisting the Bank and the Company in the preparation of the post-conversion business plan, we are independent of the Company, the Bank, the MHC and the other parties engaged by the Bank or the Company to assist in the Minority Stock Issuance.

Valuation Methodology

In preparing our appraisal, we have reviewed the Bank's and the Company's regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Bank that has included a review of its audited financial information for fiscal years ended December 31, 1999 through 2003, and unaudited financial information as of June 30, 2004. We have also conducted due diligence related discussions with the Company's management; Deloitte & Touche, LLP, the Company's independent auditor; Muldoon Murphy Faucette & Aguggia LLP, the Bank's conversion counsel; and Sandler O'Neill & Partners, L.P., the Bank's financial and marketing advisor in connection with the Company's stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which the Company operates and have assessed the Company's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on the Company and the industry as a whole. We have analyzed the potential effects of the stock issuance on the Company's operating characteristics and financial performance as they relate to the pro forma market value. We have reviewed the economy in the Company's primary market area and have compared the Company's financial performance and condition with publicly-traded thrifts in mutual holding company form, as well as all publicly-traded thrifts. We have reviewed conditions in the securities markets in general and in the market for thrift stocks in particular, including the market for existing thrift issues and the market for initial public offerings by thrifts. We have specifically considered the market for the stock of publicly-traded mutual holding companies, including the market for initial public offerings in conjunction with other MHC reorganizations. We have excluded from such analyses thrifts subject to announced or rumored acquisition, mutual holding company institutions that have announced their intent to pursue second step conversions, and/or those institutions that exhibit other unusual characteristics. We have also considered the expected market for the Company's public shares.

Our Appraisal is based on the Company's representation that the information contained in the regulatory applications and additional information furnished to us by the Company, its independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Company, its independent auditors, legal counsel and other authorized agents nor did we independently value the individual assets or liabilities, on or off balance sheet, of the Company. The valuation considers the Company only as a going concern and should not be considered as an indication of the Company's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Bank, the MHC and the Company and for all thrifts and their holding companies, including mutual holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Bank's, the MHC's and the Company's values alone. It is our understanding that there are no current or long-term plans for pursuing a second step conversion or for selling control of the Company or the Bank at this time. To the extent that such factors can be foreseen, they have been factored into our analysis.

Pro forma market value is defined as the price at which the Company's stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of August 6, 2004, the aggregate market value of the Company's common stock, assuming a full conversion offering, is $66,258,920. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the $10.00 per share offering price is set forth below:

	Total Shares (1)	Aggregate Market Value(1)
Minimum	5,632,008	$56,320,080
Midpoint	6,625,892	$66,258,920
Maximum	7,619,776	$76,197,760
Supermaximum	8,762,742	$87,627,420

(1) Based on a $10.00 per share price, pursuant to a full conversion.

Based on the foregoing valuation, the Board has determined to offer 43.77% of the full value for sale in the minority stock offering, and issue an additional 1.90% of the total shares issued to the Foundation such that the minority ownership percentage at the conclusion of the transaction will equal 45.67%. The offering will incorporate the following range:

			Shares Held by the Public	
	Total Shares	MHC Shares	Sold in the Offering	Foundation Shares(3)
Shares(1)				
Minimum	5,632,008	3,060,000	2,465,000	107,008
Midpoint	6,625,892	3,600,000	2,900,000	125,892
Maximum	7,619,776	4,140,000	3,335,000	144,776
Supermaximum	8,762,742	4,761,000	3,835,250	166,492
Distribution of Shares(2)				
Minimum	100.00%	54.33%	43.77%	1.90%
Midpoint	100.00%	54.33%	43.77%	1.90%
Maximum	100.00%	54.33%	43.77%	1.90%
Supermaximum	100.00%	54.33%	43.77%	1.90%
Aggregate Market Value				
Minimum	$56,320,080	$30,600,000	$24,650,000	$1,070,080
Midpoint	$66,258,920	$36,000,000	$29,000,000	$1,258,920
Maximum	$76,197,760	$41,400,000	$33,350,000	$1,447,760
Supermaximum	$87,627,420	$47,610,000	$38,352,500	$1,664,920

(1) Based on offering price of $10.00 per share.
(2) Assume that 43.77% of the total shares issued are sold to the public and assumes that 1.90% of the total shares outstanding are issued to the Foundation.
(3) Shares issued to the Foundation are equal to 1.90% of the total shares outstanding.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the Common Stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the Offering will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial's valuation was determined based on the financial condition and operations of the Bank as of June 30, 2004, the date of the financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Company's financial performance and condition, management policies, and current conditions in the equity markets for thrift shares. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,

RP® FINANCIAL, LC.

Ronald S. Riggins
President

James P. Hennessey
Senior Vice President

TABLE OF CONTENTS
OCEAN SHORE HOLDING CO.
Ocean City, New Jersey

TABLE OF CONTENTS
OCEAN SHORE HOLDING CO.
Ocean City, New Jersey
(continued)

LIST OF TABLES
OCEAN SHORE HOLDING CO.
Ocean City, New Jersey

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Ocean City Home Bank (the "Bank"), organized in 1887, is a federally chartered stock savings bank which conducts operations through its main office in Ocean City, New Jersey. The Bank serves the southern New Jersey shore communities through a total of six full service branches – four branches are located in Atlantic County while two branches are situated in Cape May County. The Bank's markets are in the southeastern corner of New Jersey, approximately 65 miles east of Philadelphia and 130 miles south of New York.

The Bank is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). At June 30, 2004, the Company had $499.1 million in assets, $410.6 million in deposits and total equity of $24.6 million equal to 4.93% of total assets. The Bank's audited financial statements are included by reference as Exhibit I-1.

Current Organization Structure

Ocean Shore Holding Co. ("OSHC" or the "Company") was organized on April 22, 1998, concurrent with the Bank's reorganization from a federally-chartered mutual savings bank into a two-tiered mutual holding company structure. In conjunction with the reorganization, OC Financial, MHC (the "MHC"), was formed and concurrently owns all the capital stock of the Company. No stock was issued publicly pursuant to the reorganization. The Bank transferred $100,000 of retained earnings to the Company and $50,000 of retained earnings to the MHC. At the same time, the Bank converted to a federally-chartered stock savings bank with the Company owning all of its outstanding stock. The Company is a unitary savings and loan holding company and conducts its operations primarily through the Bank. A chart showing the current structure of the MHC, the mid-tier holding company and the Bank is set forth below.


OC Financial, MHC
100% ownership of the mid-tier subsidiary
Ocean Shore Holding Co.
Has issued debt to increase the capitalization of the Bank and invest in securities at the mid-tier level. There is approximately $30.1 million of holding company debt currently.
100% ownership of Ocean City Home Bank
Ocean City Home Bank

One of the principal purposes of forming the mutual holding company was to facilitate growth and leveraging of the Bank and the Company. In this regard, in 1998 the Company created Ocean Shore Capital Trust I (the "Trust"), a wholly-owned subsidiary that issued $15 million of 8.67% Capital Securities (the "Capital Securities"), with a liquidation amount of $1,000 per unit and a scheduled maturity of July 15, 2028. The proceeds from the sale were utilized by the Trust to invest in $15.4 million of 8.67% Junior Subordinated Deferrable Interest Debentures (the "Debentures") of the Company. The Debentures are unsecured and rank subordinate and junior in right of repayment to all indebtedness, liabilities and obligations of the Company. The Debentures represent the sole assets of the Trust. Interest on the Capital Securities is cumulative and payable semi-annually in arrears. The Company has the option, subject to required regulatory approval, to prepay the Debentures in whole or in part, at various prepayment prices, plus accrued and unpaid interest thereon to the date of prepayment.

Prior to the adoption of FIN 46 and FIN 46(R), as of December 31, 2003, the Company classified the adoption of the Trust after total liabilities and before retained earnings on its consolidated statement of financial position. As a result of the adoption of FIN 46 and FIN 46(R), the Company deconsolidated the Trust. As a result, the junior subordinated debentures issued by the Company to the Trust, totaling $15.5 million, are now reflected as a liability of the Company.

Approximately $8 million of the funds raised through the issuance of the Capital Securities was infused into the Bank with the objective of increasing its regulatory capital and to facilitate targeted growth. The remaining balance of the funds raised (approximately $7 million) were retained by the Company and used to invest in investment securities, with the objective of defraying a portion of the debt service costs (which currently approximates $1.3 million). The Company sought to leverage the funds retained through purchasing various types of investment securities and mortgage-backed securities ("MBS") funded by borrowings (primarily short-term reverse repurchase agreements or "Repos").

In fiscal 2001, the Company utilized an additional $3 million of borrowed funds from a commercial bank for the purpose of infusing additional capital into the Bank to facilitate targeted growth through de novo branching while maintaining a "well capitalized" status. It is expected that a portion of the funds raised in the offering (described below) may be utilized to payoff the remaining bank debt with a current balance of $1.6 million.

Table 1.1 reflects these financing transactions at the mid-tier level to increase the subsidiary Bank's capital. Thus, while the Bank's equity is equal to $33.8 million as of June 30, 2004, or 7.06% of total assets, the Company's balance sheet on a consolidated basis is considerably more leveraged, reflecting total equity of only $24.6 million, or 4.93% of total assets. As a result of the level of debt at the Company level, the earnings on investment income falls short of the debt service requirements during the recent period of low interest rates. Accordingly, during fiscal 2003 and the six months ended June 30, 2004, the Bank upstreamed dividends of $0.8 million and $0.4 million, respectively, to the Company to support its ability to service the debt.

Description of Plan of Stock Issuance

Pursuant to the Plan of Stock Issuance, the Company will publicly offer a 45.67% minority position of its common stock ("Minority Stock Issuance" or "Offering"), inclusive of stock issued to a newly-formed charitable foundation, and the MHC will retain a 54.33%

Table 1.1
Ocean Shore Holding Co.
Unconsolidated Balance Sheet

	6/30/04 Amount ($000)
Assets	
Investments & Mortgage-Backed Securities	$19,262
Investment in Ocean City Home Bank	33,813
Investment in Ocean Shore Capital Trust	464
Other Assets	1,666
Total Assets	$55,205
Liabilities	
Reverse Repurchase Agreements	$13,010
Bank Debt	1,648
Subordinated Debt	15,464
Other Liabilities	480
Total Liabilities	$30,602
Equity	$24,603
Total Liabilities and Equity	$55,205
Memo Items:	
Ocean Shore Holding Co.	
Consolidated Equity	$24,603
Consolidated Assets	499,338
Consolidated Equity/Assets	4.93%
Ocean City Home Bank	
Total Equity	$33,813
Total Assets	478,876
Equity/Assets	7.06%

Source: Internal financial statements.

majority interest in the Company. OSHC will continue to be the sole subsidiary of the MHC and will own 100% of the Bank's outstanding stock. The Company will retain approximately 50% of the net offering proceeds, a portion of which will be loaned to the newly-formed employee stock ownership plan ("ESOP") to purchase 8.74% of the offering shares.

The offering proceeds are expected to facilitate the Company's continued expansion and diversification. The Offering also provides the opportunity for local stock ownership, which may enhance the financial success of the Bank if local shareholders become/remain customers and promote the Bank's products and services. The following summary indicates the initial allocation and reinvestment of the offering proceeds.

- MHC. The MHC currently is the sole shareholder of the Company, and will retain a 54.33% majority ownership upon completion of the Offering. The MHC is not currently expected to engage in business activity other than stock ownership of the Company. The MHC was capitalized with $50,000 upon formation April 22, 1998, and no additional capitalization is anticipated with the Offering.

- OSHC. The Company is expected to retain up to 50% of the net offering proceeds, which will be utilized to fund the loan for stock purchased by the newly-formed ESOP and the balance will be invested by the Company in high quality investment securities with short- to intermediate-term maturities, generally consistent with the current investment mix. Over time, such funds are earmarked for various corporate purposes, including the possible payment of regular and/or special cash dividends, infusing additional equity into the Bank and/or repurchases of publicly-held common stock. In time, dividends are expected to be periodically paid to the Company from the Bank.

- Bank. The greater of 50% of the net proceeds or an amount sufficient to increase the core capital ratio to 10% of adjusted assets will be infused into the Bank. The net investable cash is expected to be lower than the paid-in capital, based on expectations of deposit withdrawals to fund stock purchases. Cash proceeds infused into the Bank will initially become part of general funds, which are expected to be initially invested into cash and short-term investments pending longer-term reinvestment into loans and investments.

The Bank expects to continue to pursue a controlled growth strategy, leveraging its strengthened pro forma capital, primarily through growth via current delivery channels, and through additional branches by de novo branching or acquisition if attractive opportunities arise.

If appropriate, OSHC may also consider various capital management strategies to assist in the long-run objective of increasing return on equity.

Establishment of a Charitable Foundation

In order to enhance the Company's existing historically strong service and reinvestment activities in the local community, the Plan of Stock Issuance provides for the establishment of the Ocean City Home Charitable Foundation, Inc. (the "Foundation"), which will be a private charitable foundation established funded by cash and stock contribution with an aggregate value of $2 million. The stock component will be equal to 1.90% of the gross proceeds, and the balance of the contribution will be in cash. The dilutive impact of the contribution has been factored into the pro forma valuation.

Strategic Overview

Throughout much of its corporate history, the Company's strategic focus has been that of a community-oriented financial institution with a primary focus on meeting the borrowing, savings and other financial needs of its local customers in Atlantic and Cape May Counties. In this regard, the Company has historically pursued a residential lending strategy for portfolio, with a moderate level of diversification into construction lending and commercial real estate lending. In this regard, the Company has emphasized high quality and flexible customer service, capitalizing on its local orientation and relatively broad array of products and services.

In the early 1990s, the Company was a relatively small institution with approximately $100 million in total assets and conducted operations through two offices. Subsequently, under the direction of current management, OSHC embarked on a growth and expansion strategy which included: (1) adding four branch offices in the regional area; (2) increasing total assets to nearly $500 million as of June 30, 2004; and (3) gradually diversifying the products and services offered to be more consistent with the product offerings of a community bank.

The Company's branching strategy commenced in 1994 with the opening of the Ventnor and Linwood offices. While the addition of these two offices substantially bolstered the market presence, they also entailed significant startup costs, thereby impairing the near term earnings position. The reduced earnings coupled with its modest capital surplus, led management to pursue the MHC reorganization for the purpose of issuing debt at the mid-tier level to bolster the Bank's capital position (as described earlier). The additional capital facilitated the ability to pursue additional branching opportunities – the Egg Harbor Township office opened in 1998 and the Absecon office opened in 2002.

Residential loan growth has been facilitated by the employment of several commissioned loan originators while growth of the commercial loan portfolio has been fostered by the employment of two experienced commercial lenders as well as support staff. Substantially all of the Company's residential mortgage loans are originated internally by the Company's loan officers. Despite the commercial loan growth, residential mortgage loans continue to comprise the largest portion of the loan portfolio at $234.9 million, or 74.4% of total loans, as of June 30, 2004. In addition, the home equity loan portfolio has grown, and such loans totaled $33.7 million, or 10.7% of total loans, at June 30, 2004.

The majority of the Company's permanent residential mortgage volume has been in 15 and 30 year mortgage loans. As a portfolio lender (secondary market sales have been limited), the Company has willingly accepted the interest rate risk related to such loans while managing its interest rate risk exposure through other techniques.

The Company's interest-earning assets ("IEA") also consist of interest-earning deposits and short- to intermediate-term investment securities and MBS, the majority of which are currently classified as available for sale ("AFS"). The Company's general balance sheet objective is to deploy funds primarily into loans and maintain moderate balances of cash and investments, given the higher yields on loans. At the same time, this broad objective has been tempered as the Company has sought to utilize the investment portfolio as a means of shortening the average duration of the asset portfolio given the fixed rate lending emphasis. The liquidity of the investment portfolio has also been a key objective given the high proportion of transaction accounts.

Retail deposits have consistently served as the primary interest-bearing funding source for the Company. In recent years, growth of checking and other transaction accounts have constituted the primary source of deposit growth for the Company, with such growth facilitated in part by the establishment of a commercial call program and establishment of a sales culture within all the staff with customer contact, but also the emphasis on attracting public unit deposits. Moreover, the Company has emphasized customer convenience and service and has renovated branches to more effectively serve its retail customer base. The Company has introduced alternative delivery mechanisms including ATMs, a telephone call center and Internet banking to support the relatively high level of transaction accounts. As a result of checking account growth, transaction and savings accounts currently comprise a larger portion of the Company's deposit composition than certificate of deposits ("CDs").

OSHC has sought to establish a niche in marketing transaction accounts to local municipalities and school districts. Currently, the Company has such relationships with three municipal governments and 14 school districts. As of June 30, 2004, municipal deposits totaled $55.8 million, equal to 13.6% of total deposits and 34.7% of interest-bearing transaction accounts. Management believes that the success of this public unit deposit program is attributable to the high level of service provided, competitive rate structure and lower fee structure.

The Company has typically utilized borrowings in two different respects: (1) as a supplemental funding source to favorably manage funding costs and to manage interest rate risk; and (2) longer-term borrowings to finance growth and diversification. Following the Minority Stock Issuance, the Company may consider wholesale leveraging to increase earnings through purchases of investment securities and MBS funded by Repos or FHLB advances.

The Company's earnings base is largely dependent upon net interest income and operating expense levels, reflecting a traditional operating strategy. In this regard, the Company's recent earnings have been favorably impacted by balance sheet growth, notwithstanding modest spread compression in the recent interest rate environment. Earnings growth is expected on a post-offering basis as the proceeds are reinvested and leveraged.

The post-offering business plan of the Company is expected to be similar to the recent strategy with similar products and services. Specifically, the Company will continue to be an independent community-oriented financial institution with a commitment to local real estate and non-mortgage financing with operations funded by retail deposits, borrowings, equity capital and internal cash flows. In addition, the Company will continue to emphasize commercial real estate and construction lending. Balance sheet growth is expected to be enhanced through the establishment of additional branches in the regional market (up to two or three de novo branches are targeted within three years following the Offering, although the availability of branch sites and the incremental costs may influence the number and timing of de novo branches).

Balance Sheet Trends

Growth Trends

The Company's strategy of growth and expansion, both through internal growth at existing branches and de novo branching, is evidenced in Table 1.2. Since December 31, 1999, total assets increased at an 8.3% compounded annual rate, from $348.2 million to $499.1 million currently. Loans have realized a faster growth rate than total assets and thus increased in proportion to total assets, from 53.1% at December 31, 1999 to 63.1% at June 30, 2004, which limited the net interest margin compression during the low interest rate environment the last couple of years. Specifically, loans have increased at a 12.5% rate over this period while investments classified as available for sale ("AFS") have increased at a comparatively modest 3.0% annual rate and investments classified as held to maturity ("HTM") declined significantly.

The Company's assets are funded through a combination of deposits, borrowings and retained earnings. Deposits have always comprised the majority of funding liabilities, increasing at an annual rate of 11.0% since 1999; in contrast, total borrowings have declined over the same period. The balance of subordinated debt has remained substantially unchanged since 1999, while the Repos and third party bank debt diminished. While FHLB advances have increased at a 16.7% compounded annual rate over the period, primarily for interest rate risk management purposes, the current balance is only $10 million. The growth in transaction accounts facilitated the reduction in the Bank's borrowings and favorably reduced the cost of funds.

Equity increased 16.8% annually since the end of fiscal 1999, in part reflecting the Company's strengthening earnings, coupled with the relatively leveraged capital ratio. The post-offering equity growth rate is expected to initially fall below historical levels given the increased equity, the initial anticipated reinvestment rate on the net offering proceeds in the current interest

Table 1.2
Ocean Shore Holding Co.
Historical Balance Sheets

	As of the Fiscal Year Ended December 31,										As of June 30, 2004		Compounded Annual Growth Rate
	1999		2000		2001		2002		2003				
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Pct(1) (%)
al Amount of:													
ssets	$348,174	100.00%	$347,573	100.00%	$388,470	100.00%	$435,811	100.00%	$479,844	100.00%	$499,073	100.00%	8.33%
curities -HTM	22,360	6.42%	21,589	6.21%	2,465	0.63%	4,258	0.98%	3,807	0.79%	6,603	1.32%	-23.74%
curities -AFS	95,713	27.49%	92,666	26.66%	102,417	26.36%	103,743	23.80%	123,865	25.81%	109,408	21.92%	3.02%
oans receivable (net)	184,993	53.13%	202,966	58.40%	240,099	61.81%	270,510	62.07%	301,778	62.89%	314,777	63.07%	12.54%
ash and cash equivalents	22,770	6.54%	9,580	2.76%	23,426	6.03%	38,087	8.74%	28,759	5.99%	45,564	9.13%	16.67%
eposits	256,949	73.80%	252,680	72.70%	292,962	75.41%	346,637	79.54%	390,274	81.33%	410,610	82.27%	10.98%
HLB advances	5,000	1.44%	3,900	1.12%	5,000	1.29%	10,000	2.29%	10,000	2.08%	10,000	2.00%	16.65%
ubordinated debt(2)	–	0.00%	–	0.00%	–	0.00%	–	0.00%	15,464	3.22%	15,464	3.10%	N.M.
referred Trust Securities(2)	15,000	4.31%	15,000	4.32%	15,000	3.86%	15,000	3.44%	–	0.00%	–	0.00%	N.M.
ther borrowings	56,450	16.21%	57,780	16.62%	54,480	14.02%	38,118	8.75%	35,504	7.40%	34,658	6.94%	-10.27%
quity	12,253	3.52%	15,152	4.36%	17,386	4.48%	21,404	4.91%	23,975	5.00%	24,603	4.93%	16.76%
oans/Deposits		72.00%		80.33%		81.96%		78.04%		77.32%		76.66%	

) Percent of assets except as noted.
) Subsequent to the adoption of FIN46 and FIN46®, the Company deconsolidated Ocean Shore Capital Trust I, which resulted in the reclassification of the trust preferred securities as debt.

urce: Ocean Shore Holding Co.'s prospectus and RP® Financial, LC. calculations.

rate environment, the cost of the stock benefit plans and the public company reporting costs. Over the longer term, as the new equity is leveraged through growth, the pro forma return on equity is expected to improve.

Loans Receivable

Loans receivable totaled $314.8 million, or 63.1% of total assets, as of June 30, 2004, and reflects steady growth since year end 1999. Permanent 1-4 family mortgage loans comprise the largest segment of the loan portfolio, equal to 74.4% of total loans. The residential mortgage loan portfolio consists primarily of fixed rate mortgage loans, which comprise the substantial majority of residential mortgage loans originated. The Company is a portfolio lender and typically retains the longer term fixed rate loans it originates; secondary market loan sales have been limited.

Notwithstanding the reorientation of the Company's operations to a more "community bank like" operating strategy, mortgage loans (including loans secured by 1-4 family properties, multi-family and commercial mortgages and properties under construction) continue to comprise 82.0% of total loans, while home equity loans comprise an additional 10.7% of total loans. Commercial and industrial loans ("C&I loans") currently approximate 3.1% of total loans while consumer loans (excluding home equity loans) total less than 1% of total loans. The loan diversification has primarily been in commercial real estate lending.

Cash, Investments and Mortgage-Backed Securities

The intent of the Company's investment policy is to provide adequate liquidity, to generate a favorable return on excess investable funds and to support the established credit and interest rate risk objectives. The ratio of cash and investments to assets diminished from the end of fiscal 1999 owing to comparatively strong loan growth.

As of June 30, 2004, the Company's portfolio of cash and cash equivalents totaled $45.6 million, equal to 9.1% of assets. The balance of cash and short-term funds is maintained at relatively high levels in comparison to many institutions owing to the large balance of transaction accounts, including many large balance municipal transaction accounts, whose balance can fluctuate significantly on a day-to-day basis. Investment securities available for sale ("AFS") totaled $109.4 million, equal to 21.9% of assets (see Exhibit I-3 for the investment portfolio composition). The largest portion of MBS are classified as AFS while the balance of MBS and a small portfolio of municipal bonds are classified as HTM. The Company generally classifies its investments and MBS as AFS at the time of purchase, unless it is a relatively illiquid security (such as many of the securities in the municipal bond portfolio) wherein the intent will be to hold the issue to maturity.

MBS comprise the largest segment of the investment portfolio, totaling $53.9, or 10.8% of assets, as of June 30, 2004. Approximately 97% of the MBS portfolio was classified as AFS, and MBS primarily consist of pass-through agency securities. The balance of the investment securities portfolio totaled $55.5 million, or 11.1% of total assets, as of June 30, 2004, and was primarily comprised of corporate debt securities ($24.4 million), U.S. Government and agency securities ($19.7 million), miscellaneous other debt securities including municipal bonds ($10.0 million), and various equity securities ($8.1 million)..

The Company's corporate securities portfolio is comprised of investment grade securities (as rated by Standard & Poors or a major rating agency), rated BAA or better at the time of purchase; the portfolio is estimated to have a weighted average rating of approximately A- currently. The U.S. Government and agency securities are typically short- to intermediate-term securities with call provisions which effectively shorten their actual payoff vis-à-vis their contractual maturity. All such securities in the Company's portfolio are expected to mature or be called by the end of 2006. The portfolio of municipal securities consist of both local and non-local securities while the equity securities portfolio is comprised of high quality ARM mutual fund investments as well as a small balance of Freddie Mac stock.

No major changes to the composition and practices with respect to the management of the investment portfolio are anticipated over the near term. The level of cash and investments is anticipated to increase initially following conversion, pending gradual redeployment into higher yielding loans.

Bank Owned Life Insurance

As of June 30, 2004, the balance of bank owned life insurance ("BOLI") totaled $6.8 million, which reflects growth since the end of fiscal 1999 owing to increases in the cash surrender value of the policies. The balance of the BOLI reflects the value of life insurance contracts on selected members of the Bank's management and has been purchased with the intent to offset various benefit program expenses on a tax advantaged basis. The increase in the cash surrender value of the BOLI is recognized as an addition to other non-interest income on an annual basis.

Funding Structure

Since fiscal year-end 1999, deposits have grown at a 11.0% compounded annual rate, with the largest portion of the growth being realized in savings and transaction accounts. In this regard, the proportion of CDs to total deposits has declined from 43% at fiscal year end 2000, to 28% as of June 30, 2004, as checking and savings accounts reflect a growing portion of the deposit base. The increase in core deposits (demand and savings accounts) has given the Company a longer-term customer relationship and a lower costing source of funds relative to CDs. Such core deposit growth is attributable to marketing initiatives as well as the success in attracting business checking and sweep accounts and demand deposits for municipalities. The municipal deposits are typically in the range of $60 million and currently represent 17 entities.

The Company has utilized borrowed funds to a moderate degree, both at the Company and Bank levels. The Company typically utilizes borrowings: (1) when such funds are priced attractively relative to deposits; (2) to lengthen the duration of liabilities; (3) to enhance earnings when attractive revenue enhancement opportunities arise; and (4) to generate additional liquid funds, if required. A portion of the funds borrowed by the Company were infused into the Company to bolster regulatory capital to facilitate growth and branching initiatives.

Equity

Annual equity growth for the Company since the end of 1999 has approximated 11.7%, reflecting moderate profitability and a relatively leveraged capital ratio on a consolidated basis. As of June 30, 2004, the Company's consolidated equity totaled $24.6 million, or 4.93% of total assets. At the same date, the Bank's capital ratios were higher reflecting the Company's borrowings at the mid-tier level. The Bank maintained capital surpluses relative to its regulatory capital requirements at June 30, 2004, and qualified as a "well capitalized" institution. The offering proceeds will serve to further strengthen the Bank's regulatory capital position as well as the Company's GAAP equity on a consolidated basis. The principal objective of the Minority Stock Issuance is to raise capital to support the Company's ability to achieve targeted growth. Importantly, the equity growth rate is expected to slow for the Company on a post-offering basis given the pro forma increase in equity, low reinvestment yields currently available and the potential dividend policy.

Income and Expense Trends

Table 1.3 shows the Company's historical income statements for the past five years and for the 12 months ended June 30, 2004. The Company reported positive earnings during each period, ranging from a low of $778,000, or 0.22% of average assets, during fiscal 2000, to a high of $2.8 million, or 0.57% of average assets, for the 12 months ended June 30, 2004. Consistent with the Company's traditional operating strategy, net interest income and operating expenses have been the dominant components of earnings. Non-interest operating income has been a limited contributor to earnings. Loan loss provisions, as well as non-operating income items, have had only a modest impact on the Company's earnings during this period. These trends are described more fully below.

Net Interest Income

Net interest income has grown over the period due to balance sheet growth, an increase in the proportion of loans/assets and an increase in the proportion of core deposits. Specifically, net interest income increased from $8.1 million in fiscal 1999 to $12.9 million for the 12 months ended June 31, 2004. These trends limited the net interest income ratio compression experienced by many institutions due to the lowest mortgage rates in 40 years. In this regard, the ratio of net interest income to average assets peaked in fiscal 2002 at 2.87% of average assets and has subsequently trended downward to equal 2.65% of average assets for the 12 months ended June 30, 2004.

Spread compression has been experienced in the low rate environment as a result of payoffs among the Company's higher rate loans, rate modifications extended to existing

Table 1.3
Ocean Shore Holding Co.
Historical Income Statements

	As of the Fiscal Year Ended December 31,										For the 12 Months Ended June 30, 2004	
	1999		2000		2001		2002		2003			
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
rest Income	$21,946	6.50%	$ 24,117	6.82%	$23,791	6.32%	$23,849	5.66%	$22,556	4.82%	$22,291	4.57%
rest Expense	(13,878)	-4.11%	(16,219)	-4.59%	(14,579)	-3.87%	(11,760)	-2.79%	(10,055)	-2.15%	(9,367)	-1.92%
et Interest Income	$8,068	2.39%	$7,899	2.23%	$9,212	2.45%	$12,089	2.87%	$12,501	2.67%	$12,924	2.65%
vision for Loan Losses	(40)	-0.01%	(63)	-0.02%	(140)	-0.04%	(275)	-0.07%	(360)	-0.08%	(360)	-0.07%
et Interest Income after Provisions	$8,028	2.38%	$7,835	2.22%	$9,072	2.41%	$11,814	2.81%	$12,141	2.59%	$12,564	2.57%
er Operating Income	1,049	0.31%	1,440	0.41%	1,657	0.44%	1,841	0.44%	2,008	0.43%	2,184	0.45%
erating Expense	(7,752)	-2.30%	(8,079)	-2.28%	(8,444)	-2.24%	(9,342)	-2.22%	(10,002)	-2.14%	(10,415)	-2.13%
et Operating Income	$ 1,325	0.39%	$ 1,196	0.34%	$ 2,285	0.61%	$ 4,312	1.02%	$ 4,147	0.89%	$ 4,333	0.89%
t Gain(Loss) on Sale of Property	$ -	0.00%	$ -	0.00%	$ -	0.00%	$ -	0.00%	$ -	0.00%	$0	0.00%
t Gain(Loss) on Sale of Investments	-	0.00%	(38)	-0.01%	29	0.01%	(7)	0.00%	-	0.00%	-	0.00%
t Gain(Loss) on Sale of Loans	-	0.00%	(4)	0.00%	20	0.01%	86	0.02%	118	0.03%	0	0.00%
otal Non-Operating Income/(Expense)	$ -	0.00%	$ (42)	-0.01%	$ 49	0.01%	$ 79	0.02%	$ 118	0.03%	$ 0	0.00%
t Income Before Tax	$ 1,325	0.39%	$ 1,154	0.33%	$ 2,334	0.62%	$ 4,391	1.04%	$ 4,265	0.91%	$ 4,333	0.89%
ome Taxes	(381)	-0.11%	(376)	-0.11%	(830)	-0.22%	(1,738)	-0.41%	(1,551)	-0.33%	(1,570)	-0.32%
et Income (Loss) Before Extraord. Items	$ 944	0.28%	$ 778	0.22%	$ 1,504	0.40%	$ 2,653	0.63%	$ 2,714	0.58%	$ 2,763	0.57%
timated Core Net Income												
t Income	$ 944	0.28%	$ 778	0.22%	$ 1,504	0.40%	$ 2,653	0.63%	$ 2,714	0.58%	$ 2,763	0.57%
dback(Deduct): Non-Recurring (Inc)/Exp	-	0.00%	42	0.01%	(49)	-0.01%	(79)	-0.02%	(118)	-0.03%	(0)	0.00%
x Effect (1)	-	0.00%	(14)	0.00%	20	0.01%	32	0.01%	48	0.01%	0	0.00%
stimated Core Net Income	$ 944	0.28%	$ 807	0.23%	$ 1,475	0.39%	$ 2,607	0.62%	$ 2,644	0.57%	$ 2,763	0.57%
emo:												
Expense Coverage Ratio (2)	104.08%		97.77%		109.09%		129.40%		124.99%		124.09%	
Efficiency Ratio (3)	85.03%		86.51%		77.69%		67.07%		68.94%		68.94%	
Effective Tax Rate	28.75%		32.54%		35.55%		39.58%		36.37%		36.23%	

Reflects income and expense as a percent of average assets.
Net interest income divided by operating expenses.
Operating expenses as a percent of the sum of net interest income and other operating income (excluding gains on sale).

urce: Ocean Shore Holding Co.'s prospectus and RP® Financial, LC. calculations.

borrowers to forestall refinancing with another lender and the limited ability to further reduce deposit costs (particularly the municipal deposits which have a floor rate of 1.25%). Specifically, the Company's interest rate spread decreased from 2.99% in fiscal 2002, to 2.79% in fiscal 2003 and equaled 2.88% during the six months ended June 30, 2004 (see Exhibit I-4). The initial reinvestment of the offering proceeds should increase net interest income; however, the current marginal reinvestment yields are expected to depress overall asset yields, interest spreads and the interest income ratio.

Loan Loss Provisions

Provisions for loan losses have typically been limited reflecting the Company's relatively strong asset quality historically and the secured nature of the loan portfolio; the majority of the loan portfolio is secured by real estate collateral in the Company's relatively strong local market area. Going forward, the Company will continue to evaluate the adequacy of the level of general valuation allowances ("GVAs") on a regular basis, and establish additional loan loss provisions in accordance with the Company's asset classification and loss reserve policies.

For the 12 months ended June 30, 2004, loan loss provisions totaled $360,000, or 0.07% of average assets, which reflects modest growth in the loan portfolio rather than specific loan problems. The level of loan loss provisions also limited chargeoffs; loan chargeoffs equaled $19,000 in fiscal 2003 and $4,000 for the six months ended June 30, 2004.

Non-Interest Income

Other income has shown an upward trend in dollar terms and as a percent of average assets since fiscal 1999, from $1.0 million (0.31% of average assets) to $2.2 million (0.75% of average assets) for the 12 months ended June 30, 2002, reflecting OSHC's balance sheet growth, expansion of overall business volumes and continued growth of fee generating products such as commercial lending and transaction accounts. The bulk of OSHC's fee income is comprised of fees related to its depository activities, lending, and mortgage servicing. However, the Company has also diversified into non-traditional product lines (primarily brokerage services), which provide a modest amount fee income. Additionally, non-interest income was further enhanced by the purchase of BOLI, wherein the income from the increase in the cash surrender value of the policies is reflected as non-interest income. Growth in the level of non-interest operating income is expected to be gradual.

Operating Expenses

The Company's operating expenses have increased in recent years due to asset growth, emphasis in commercial lending, de novo branching and revenue diversification strategies. Specifically, cost increases reflect increased business volumes facilitated by the employment of seasoned commercial lenders and support staff and the opening of two full service branch offices since 1998. While operating expenses have experienced a pronounced increase, the faster asset growth diminished the expense ratio. Specifically, 1999 operating expenses approximated $7.8 million, or 2.30% of average assets, while operating expenses approximated $10.4 million, or 2.13% of average assets, for the most recent 12 months.

Further upward pressure on the Company's operating expense ratio is expected over the next several years due to planned expansion (due to two to three de novo branches over the next three years) and the expense of the stock benefit plans and public company expense.

Non-Operating Income/Expense

Non-operating income and expenses have had a limited impact on earnings over the last several years, and have primarily consisted of gains on the sale of loans and investments. During fiscal 2003, the Company reported $118,000 of non-operating income relating to gains on the sale of approximately $5 million of fixed rate mortgage loans for interest rate risk purposes. There was no non-operating income reported for the 12 months ended June 30, 2004.

Taxes

The Company's average tax rate has ranged between 28.75% and 39.58% over the last five fiscal years and equaled 36.23% for the 12 months ended June 30, 2004. The Company is currently evaluating the merits of establishing a special purpose investment subsidiary for the purpose of minimizing its state tax liability, which approximates 9.0% of pre-tax income. If the Company pursues this strategy, the Company's marginal tax rate on taxable income may be reduced from approximately 40%, to as low as 34%, which would reflect its marginal federal corporate tax rate.

Efficiency Ratio

The Company's efficiency ratio has been less favorable over the last 18 months largely due to a concurrent reduction in the ratio of net interest income due to spread compression. Specifically, the efficiency ratio increased from 67.1% in fiscal 2002 to 68.9% for the 12 months ended June 30, 2004. On a post-offering basis, the efficiency ratio may show some slight improvement, although low reinvestment yields, and the expenses related to stock benefit plans and potential de novo branching may limit the benefit.

Interest Rate Risk Management

The primary aspects of the Company's interest rate risk management include:

- Diversifying portfolio loans into other types of shorter-term or adjustable rate lending, including commercial and construction lending;
- Maintaining an investment portfolio, comprised of high quality, liquid securities and maintaining an ample balance of securities classified as available for sale;
- Promoting transaction accounts (including municipal deposits) and, when appropriate, longer term CDs;
- Utilizing longer-term borrowing when such funds are attractively priced relative to deposits and prevailing reinvestment opportunities;
- Maintaining a strong capital level;
- Increasing non-interest income;
- Limiting investment in fixed assets and other non-earnings assets; and
- Potentially selling a portion of the fixed rate mortgage loans originated based on risk and profitability considerations.

The rate shock analysis as of March 31, 2004 (see Exhibit I-5) as prepared by OTS for the Bank, reflects a modest liability sensitive position with the net portfolio value ("NPV") declining by a 185 basis points pursuant to a positive 200 basis point instantaneous and permanent rate shock, resulting in a post-shock NPV ratio equal to 9.36%. The post-shock NPV ratio for the Company on a consolidated basis is not modeled but may likely be lower given its more leveraged structure on a reported basis. However, in addition to modeling the NPV ratio, the Company also projects the potential changes to its net interest income ("NII") for a 12 and 24 month period under rising and falling interest rate scenarios. Pursuant to a positive 200 basis point instantaneous and permanent rate shock, the Company's net interest income is projected to decrease by less than 1% within a 12 month period and increase by 3.01% over a 24 month period relative to the base case levels, indicating a neutral to slightly asset sensitive position.

Overall, the data indicates mixed results, as the impact to the Company's NPV suggests that rising rates would have an adverse impact over the long term but net interest income would be positively impacted over the short term (i.e., over the next 24 month period). At the same time, there are numerous limitations inherent in such analyses such as the credit risk of Company's loans pursuant to changing interest rates. Additionally, such analyses do not measure the impact of changing spread relationships as interest rates among various asset and liability accounts rarely move in tandem (i.e., Company has recently experienced spread compression in a declining rate environment as loans repriced downward more rapidly than CDs and the pricing of transaction and savings accounts changed relatively modestly in comparison to the rates on government securities and other major money market rates).

One factor impacting the Company's interest rate risk which is particularly difficult to quantify is the degree to which deposits will reprice in a response to a change in interest rates. Several factors potentially make the Company's deposit costs somewhat more volatile than many similar institutions. Specifically, the Company prices its deposits in the upper end of the competitive range which may result in a more rate sensitive depositor base. Additionally, the approximately $55.8 million of municipal transaction accounts as of June 30, 2004, carry rates which are tied to the 91 Day T-bill rate, in effect making these accounts highly sensitive to changes in short term money market rates. The municipal deposits have a floor rate of 1.25%, and the 91 Day T-bill rate was still below this floor rate at June 30, 2004.

<u>Lending Activities and Strategy</u>

The Company's lending activities have maintained the traditional emphasis of 1-4 family permanent mortgage lending. Lending diversification has primarily included home equity loans, and to a lesser extent, loans secured by commercial real estate and multi-family loans, construction loans, and consumer loans. Details regarding the Company's loan portfolio composition and characteristics are included in Exhibits I-6, I-7 and I-8. As of June 30, 2004, permanent first mortgage loans secured by residential properties totaled $234.9 million, equal to 74.4% of total loans, while home equity loans totaled $33.7 million, or 10.7% of loans. Commercial real estate and multi-family loans together approximated 7.6% of total loans; the remaining balance was comprised of construction loans and non-mortgage commercial and industrial ("C&I") loans and various types of consumer credit.

Residential Lending

As of June 30, 2004, residential mortgage loans equaled $234.9 million, or 74.4% of total loans, the majority of which were fixed rate mortgages. Adjustable rate mortgage ("ARM") loans approximated $73.5 million as of June 30, 2004 (including hybrid loans). Although the Company originates both fixed rate and adjustable rate 1-4 family loans, market demand is dominated by fixed rate loans. While the Company's fixed rate loans are offered with a wide range of terms, including 10, 15, 20, 25 and 30 years, the bulk of the recent origination activity has consisted of 15 and 30 year loans.

The majority of the 1-4 family residential mortgage loans conform to standards set by either Freddie Mac or Fannie Mae. Most non-conforming residential loans are non-conforming as to the loan amount (i.e., jumbo loans) or due to the characteristics of the property, while otherwise meeting the agency credit criteria. The Company originates 1-4 family loans up to a loan-to-value ("LTV") ratio of 95%, with private mortgage insurance ("PMI") being required for loans in excess of a 80% LTV ratio. The majority of the Company's construction loan portfolio is secured by residential properties. The substantial portion of 1-4 family mortgage loans have been originated by the Company and are secured by residences in the local market.

As a result of the Company's market presence in the southern New Jersey shore area, the residential mortgage portfolio has a relatively high proportion of mortgage loans secured by second homes or by investment properties (i.e., seasonal beach rental properties). In this regard, management estimates that approximately 60% to 65% of the residential mortgage portfolio is comprised of loans secured by the borrower's primary residence, while the balance is secured by either second homes or rental properties, thus raising the risk profile of such loans.

The Company's home equity loans including fixed rate amortizing term loans ("HELs") as well as variable rate lines of credit ("HELOCs"). Such loans typically have shorter maturities and higher interest rates than traditional 1-4 family lending. Home equity loans approximated $33.7 million as of June 30, 2004. When combined with the first mortgage loan, the Company will make home equity loans up to a 90% LTV.

Multi-Family and Commercial Mortgage Lending

Multi-family and commercial mortgage lending has been an area of portfolio diversification for the Company. Such loans are typically secured by properties in southern New Jersey and are generally originated by the Company but may include participation interests purchased from other local lenders (including loans which are for low-to-moderate income housing). As of June 30, 2004, multi-family and commercial mortgage loans equaled $24.0 million (7.6% of loans).

Multi-family and commercial mortgage loans are typically offered with fixed rates of interest for the first five years of the loan, which are then subject to call provision or rate adjustment. Such loans typically possess terms ranging from one to five years, with amortization periods of five to 20 years, and LTV ratios of up to 80%, and target a debt-coverage ratio of at least 1.2 times. Multi-family and commercial real estate loans are secured by office buildings, retail and industrial use buildings, apartments and other structures such as strip shopping centers, retail shops and various other properties. Most income producing property loans originated by the Company are for the purpose of financing existing structures rather than new construction.

Construction Loans

Construction lending has expanded modestly over the last several years reflecting the Company's portfolio diversification efforts. The Company originates residential and, to a lesser extent, commercial construction loans. Such lending shortens the average duration of assets and support asset yields. The Company generally limits such loans to known builders and developers with established lending relationships with the Company. The majority of the Company's construction lending is in Atlantic and Cape May Counties. Construction loans generally have variable rates of interest, terms of up to 2 years (but most typically 12 months) and LTV ratios up to 90% for a residential property and 80% for a commercial property.

Non-Mortgage Lending

The Company's efforts to increase commercial lending have primarily centered on the development of real estate secured relationships, as C&I loans remain limited. As of June 30, 2004, C&I loans totaled $9.6 million, or 3.1% of total loans. The Company offers commercial loans to sole proprietorships, professional partnerships and various other small businesses. The types of commercial loans offered include lines of credit and business term loans. Most line of credit and business term loans are secured by real estate and other assets such as inventory or accounts receivable. The Company also offers time notes, letters of credit and loans guaranteed by the Small Business Administration.

Consumer loans are generally offered to provide a full line of loan products to customers and typically include student loans, loans on deposits, auto loans, and unsecured personal loans. As of June 30, 2004, consumer loans excluding home equity loans totaled $1.1 million, equal to 0.9% of total loans.

Loan Originations, Purchases and Sales

Exhibit I-9 provides a historical summary of the Company's lending activities. Consistent with its strategy, 1-4 family permanent mortgage and home equity lending comprised the substantial majority of loan originations over this time frame. Specifically, during fiscal 2003, permanent 1-4 family mortgage loan originations totaled $83.4 million in fiscal 2003 (59% of total originations); home equity loan originations, which comprised the substantial majority of consumer loan originations, totaled an additional $24.5 million (17% of total originations). Originations of 1-4 family loans increased notably in the fiscal 2001 to fiscal 2003 period (from $27.6 million in fiscal 2000 to $83.4 million in fiscal 2003) as declining mortgage rates that triggered an increase in demand for loans to be refinanced as well as for loans to fund purchases of new and existing homes.

In addition to total originations, the Company also modified a substantial number of loans in portfolio to retain the customer relationship. Loan modifications resulted in increased

Funding Composition and Strategy

Deposits have consistently been the Company's primary source of funds. As of June 30, 2004, deposits totaled $410.6 million, which reflects 11% compounded annual growth since the end of fiscal 1999. As discussed previously, deposit growth has been facilitated by the opening of two branch offices since 1998, the development of a sales oriented call program, and the implementation of a strategy to solicit transaction accounts to local municipalities and school districts. Management believes that the Company's deposit pricing places the Company in the upper end of the local competition, which it believes necessary to meet current and future growth objectives.

Lower costing savings and transaction accounts totaling $202.4 million comprised approximately 72% of the Company's deposits at June 30, 2004 (see Exhibit I-12). The proportion of savings and transaction accounts reflects an increase since fiscal 1999 partially as a result of implementation of the community banking strategy, call program, and program to intensively market transaction accounts to local governments and school districts. The balance of the deposit base is comprised of CDs, the majority of which have remaining maturities of one year or less. As of June 30, 2004, CDs with balances equal to or in excess of $100,000 equaled $30.8 million.

As of June 30, 2004, borrowed funds consisted of subordinated debt ($15.5 million), FHLB advances ($10.0 million) and other borrowed funds ($34.7 million), primarily consisting of variable rate or short term Repos. As previously discussed, the subordinated debt was issued by the Company to provide additional capital for the Bank, and to provide investment income at the holding company level through reinvestment into MBS. The Repos have generally been employed to provide short term liquid funds for reinvestment into securities at a positive spread. The FHLB advances in the Company's portfolio all consist of fixed rate fixed term advances obtained with objective of extending the duration of liabilities so as to minimize the Company's interest rate risk exposure.

Subsidiary

The Company has one subsidiary, Seashore Financial Services, LLC., which is primarily involved in the sale of non-deposit investment and insurance products.

Legal Proceedings

Other than the routine legal proceedings that occur in the Company's ordinary course of business, the Company is not involved in litigation which is expected to have a material impact on the Company's financial condition or operations.

II. MARKET AREA

Introduction

Established in 1887, OSHC has always been operated pursuant to a strategy of strong community service, and its dedication to being a community-oriented financial institution has supported customer loyalty and recent growth trends. OSHC is headquartered in Ocean City, New Jersey, and serves the southern New Jersey shore communities through a total of six full service branches. A total of four branches are located in Atlantic County while two branches are situated in Cape May County. The Company's markets are in the southeastern corner of New Jersey, approximately 65 miles east of Philadelphia and 130 miles south of New York.

The Company intends to continue expanding its regional branch office network and although no specific sites have been identified, the Company's business plan contemplates the establishment of up to 3 de novo branches over the next three years. Moreover, the Company will continue to consider growth through the acquisition of branches or whole institutions if such opportunities should arise. A map showing the Company's office coverage is set forth below and details regarding the Company's offices and recent trends with respect to market interest rate levels are set forth in Exhibit II-1 and II-2, respectively.

Table 2.1
Ocean Shore Holding Co.
Map of Branch Locations


NEW JERSEY
Absecon
Brigantine
Pleasantville
Atlantic
Northfield
Linwood
Atlantic City
Ventnor City
Margate City
Longport
Somers Point
Atlantic Ocean
Cape May
Counties
Atlantic
Cape May
Pushpins
Main Office
Branches

OSHC has benefited from a number of key characteristics of its market area. First, Atlantic County is one of the fastest growing areas in New Jersey as a result of a number of factors including the availability of land for development in inland areas at a relatively moderate cost. The comparatively moderate cost of housing and relatively affordable cost of living overall, has attracted many retirees, many of whom formerly resided in the nearby New York and Philadelphia metropolitan areas. The population of retirees has typically has facilitated the Company's deposit growth. Additionally, coastal areas of OSHC's market are large resort areas with many seasonal businesses and a high proportion of second homes and rental properties. Furthermore, the presence of Atlantic City provides a large source of employment for many residents with its hotels and resorts, restaurants, and other entertainment facilities.

Future growth opportunities for the Company depend on the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Company and the relative economic health of the Company's market area. The growth potential and the stability provided by the market area have a direct bearing on the market value of the Company and will be factored into our valuation analysis accordingly.

Market Area Demographics

Demographic growth has been measured by changes in population, number of households and median household income, with trends in those areas summarized by the data presented in Table 2.2. Atlantic and Cape May Counties had populations of 261,000 and 104,000, respectively, as of 2003 for an aggregate population of 365,000 for the two county market. Atlantic County is comparatively larger, bolstered by the presence of Atlantic City and the proximity of inland portions of the market to Philadelphia. Moreover, population growth trends for the Atlantic County market are relatively favorable, modestly exceeding the average for the state of New Jersey (i.e., 1.1% annually for Atlantic County versus 0.9% for the State of New Jersey). Growth in Cape May County equaled 0.7% for the 2000-2003 periods reflective of its comparatively remote location from major urban centers which has limited development in areas outside of the beach communities. Population projections prepared by Claritas indicated that

Table 2.2
Ocean Shore Holding Co.
Summary Demographic Data

	Year			Growth Rate	
	2000	2003	2008	2000-2003	2003-2008
Population (000)					
United States	281,422	291,628	309,303	1.2%	1.2%
New Jersey	8,414	8,648	9,038	0.9%	0.9%
Cape May County	102	104	108	0.7%	0.7%
Atlantic County	253	261	276	1.1%	1.1%
Households (000)					
United States	105,480	109,362	117,074	1.2%	1.4%
New Jersey	3,065	3,160	3,321	1.0%	1.0%
Cape May County	42	43	46	1.0%	1.0%
Atlantic County	95	98	103	1.1%	1.0%
Median Household Income ($)					
United States	$42,729	$46,615	$54,319	2.9%	3.1%
New Jersey	$55,908	$61,179	$68,083	3.0%	2.2%
Cape May County	$42,177	$45,455	$49,919	2.5%	1.9%
Atlantic County	$44,302	$47,239	$51,456	2.2%	1.7%
Per Capita Income ($)					
United States	$21,587	$24,733	$27,656	4.6%	2.3%
New Jersey	$27,006	$29,877	$33,872	3.4%	2.5%
Cape May County	$24,172	$26,514	$30,076	3.1%	2.6%
Atlantic County	$21,034	$22,820	$24,964	2.8%	1.8%

2003 HH Income Dist. (%)	Less Than $25,000	$25,000 to 50,000	$50,000 +
United States	25.5%	27.8%	30.5%
New Jersey	19.0%	22.0%	58.0%
Cape May County	26.0%	29.0%	45.0%
Atlantic County	24.0%	29.0%	47.0%

Source: Claritas.

future population growth is expect to remain consistent with the recent historical trend and thus, growth in Cape May County will continue to fall below the average for New Jersey and Atlantic County, while the growth rate for Atlantic County is projected to exceed the New Jersey average.

Household growth rates for the Company's markets as well as the State of New Jersey and the U.S. were more uniform, in the range of 1% annually for the New Jersey aggregates, which fell below the national average of 1.2% for the 2000 to 2003 time period, and a projected 1.4% annually for the subsequent five year period.

Median household and per capita income in Atlantic and Cape May Counties are lower than the comparable figures for New Jersey which management attributes to several factors. First, there has been an influx of retirees with limited incomes but moderate to substantial wealth. Additionally, since the Company's market is located outside of a major metropolitan area, income levels are comparatively modest in the absence of an abundance of high paying white collar jobs. As will be shown below, lower paying service jobs provide a relatively large portion of employment overall.

Summary of Local Economy and Workforce

The economy of the Company's markets is focused on the service sector, owing to the presence of Atlantic City, with its hotels and gaming operations, as well as to the many resort communities present in the southern New Jersey shore area. As reflected in Table 2.3, which shows estimated and projected employment by major occupational group, service occupations provided for 59,300 jobs in Atlantic County as of 2000, equal to 37.3% of all employment, while providing for 13,050 jobs in Cape May County or 30.0% of total employment. Moreover, projections by the New Jersey Department of Labor reflect that services sector will remain the largest single component of the labor market through 2010, and will achieve the greatest job growth overall. Other significant components of the labor market include various professional occupations, administrative support jobs, and sales/sales support positions. Overall, the Atlantic County labor market is projected to increase by 13.7% through 2010, while the Cape May County labor market is projected to grow by 11.0% over the corresponding time frame.

Table 2.3
Ocean Shore Holding Co.
Estimated and Projected Employment
By Major Occupational Group, 2000-2010

I. Atlantic County

Occupation	2000 Number	Percent	2010 Number	Percent	Change: 2000-2010 Number	Change: 2000-2010 Percent	Annual Average Job Openings Total*	Growth*	Replacements
Total, All Occupations	**158,800**	**100.0**	**180,600**	**100.0**	**21,800**	**13.7**	**6,710**	**2,380**	**4,330**
Management, Business, and Financial Occupations	9,650	6.1	11,150	6.2	1,500	15.3	330	150	180
Professional and Related Occupations	23,150	14.6	28,250	15.6	5,100	22.1	970	520	450
Service Occupations	59,300	37.3	67,750	37.5	8,450	14.2	2,900	910	1,990
Sales and Related Occupations	18,500	11.7	21,600	11.9	3,050	16.6	960	310	650
Office and Administrative Support Occupations	21,750	13.7	23,000	12.7	1,250	5.8	700	190	510
Farming, Fishing, and Forestry Occupations	250	0.2	300	0.2	50	27.5	10	10	0
Construction and Extraction Occupations	6,500	4.1	6,950	3.8	450	6.9	170	50	130
Installation, Maintenance, and Repair Occupations	6,100	3.8	6,600	3.7	500	8.6	180	60	120
Production Occupations	5,800	3.7	6,150	3.4	300	5.6	210	60	140
Transportation and Material Moving Occupations	7,800	4.9	8,900	4.9	1,100	13.9	290	110	170

II. Cape May County

Total, All Occupations	**43,550**	**100.0**	**48,400**	**100.0**	**4,800**	**11.0**	**1,680**	**540**	**1,150**
Management, Business, and Financial Occupations	2,550	5.9	2,800	5.8	200	8.6	60	20	40
Professional and Related Occupations	6,500	15.0	7,950	16.4	1,400	21.5	260	140	120
Service Occupations	13,050	30.0	14,800	30.5	1,700	13.1	610	180	430
Sales and Related Occupations	6,100	14.1	6,750	14.0	650	10.6	270	70	210
Office and Administrative Support Occupations	7,800	17.9	8,200	16.9	400	5.2	250	70	180
Farming, Fishing, and Forestry Occupations	50	0.1	50	0.1	0	34.1	0	0	0
Construction and Extraction Occupations	2,450	5.6	2,550	5.3	100	4.3	70	10	50
Installation, Maintenance, and Repair Occupations	1,450	3.4	1,450	3.0	-50	-1.7	40	10	30
Production Occupations	1,000	2.3	1,000	2.1	0	1.6	30	10	20
Transportation and Material Moving Occupations	2,550	5.9	2,850	5.9	300	12.2	100	40	70

* Average Annual New Jobs will not equal annualized "Employment Change" since, for declining occupations, new jobs are tabulated as zero since no net job growth is projected , while the employment change is based solely on the difference between 2000 and 2010 employment totals.

Source: NJ Department of Labor.

The importance of the hotel and gaming operations situated in Atlantic City are evidenced by the data showing the largest employers in Cape May and Atlantic Counties. Specifically, four of the five largest employers and eight of the top 10 largest employers in the market are hotel casinos employing thousands of local residents. Other large employers include several medical facilities and government operations centers. In addition to the large employers listed in Table 2.4, there are numerous small businesses supporting the hotel/casino operations as well as serving many seasonal and part-time residents, particularly in the shore communities.

Table 2.4
Ocean Shore Holding Co.
Major Employers in Cape May and Atlantic Counties

Employer	Employees
Aztar Corpration	5,000+
Trump Properties	5,000+
Atlantic City Hilton	2,500-4,999
Bally's Park Place	2,500-4,999
Civil Right Div. on Law & Public Safety	2,500-4,999
Harrah's Atlantic City	2,500-4,999
Resort Casino	2,500-4,999
Showboat Casino & Hotel	2,500-4,999
Federal Aviation Administration	2,500-4,999
Ancora Psychatric Hospital and School	1,000-2,499
Atlantic City Medical Center	1,000-2,499
Richard Stockton College	1,000-2,499
Shore Memorial Hospital	1,000-2,499
Woodbine Development Center	1,000-2,499
Claridge Hotel and Casino	1,000-2,499
Sands Hotel and Casino	1,000-2,499

Sources: South Jersey Works.

Unemployment Trends

Unemployment trends in the market area and New Jersey are displayed in Table 2.5. The unemployment rates in the Company's markets were higher than the New Jersey and national averages as of April 2003 and April 2004, partially reflecting the seasonal nature of local employment. In this regard, unemployment is typically lowest in the summer months when many seasonal businesses servicing tourists and summer residents are open, and highest in the off-season, which peaks during the winter months. Unemployment rates in the Company's market as well as on a state and national basis have been trending downward for the most recent 12 month period for which data is available, as the regional and national economies have realized an improving trend.

Table 2.5
Ocean Shore Holding Co.
Unemployment Trends(1)

Region	April 2003 Unemployment	April 2004 Unemployment
United States	6.0%	5.6%
New Jersey	6.0%	5.3%
Cape May County	8.4%	7.9%
Atlantic County	6.7%	6.3%

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics

Competition for deposits in the Bank's primary market area is intense, which is the result of a number of factors including the relatively large size and growth characteristics of the markets served by the Bank, and its relative proximity to both the Philadelphia and New York markets. The Atlantic County deposit market is dominated by commercial banks which accounted for 88% of all deposits as of June 2003, while savings institutions maintained a 58% market share in Cape May County. Growth rates for savings institutions are comparatively strong in both markets, equal to 29.5% in Atlantic County and 15.1% in Cape May County for the 2003 period. Importantly, the data reveals that OSHC has been growing in excess of the market average in both Atlantic and Cape May Counties, and thus, has achieved an expanding market share. However, while its market share has been increasing, the Company's market share equal to 5.0% in Atlantic County and 9.4% in Cape May County remains comparatively modest.

The largest competitors in the markets served by the Company are comprised of some of the largest financial institutions in New Jersey and the nation as a whole. In this regard, Bank of America holds the largest market share in Atlantic County (22.1%) and the fourth largest market share in Cape May County (12.0%). Other large competitors include Commerce Bancorp, Sun Bancorp, Wachovia and PNC. Additionally, there are numerous other community oriented financial institutions which provide a substantial level of competition to the Company, incorporating many of the same strategies employed by the Company (i.e., offering a high level of service, products and services tailored to meet the local market needs, etc.).

The proceeds from the minority stock offering will enhance the Company's competitiveness by providing increased operating flexibility, including de novo branching, focus on cross-selling and marketing and potential acquisition.

Table 2.6
Ocean Shore Holding Co.
Cape May County Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2001 ($000)	Total Deposits as of June 30, 2003 ($000)	Market Share 2001 (%)	Market Share 2003 (%)	2001-2003 CAGR (%)
PNC Financial Services Group	PNC Bank NA	Pittsburgh	PA	Bank	18	$281,277	$264,291	14.88%	11.96%	-3.07%
Bank of America Corp.	Fleet National Bank	Providence	RI	Bank	15	$289,917	$263,940	15.34%	11.95%	-4.59%
Commerce Bancorp Inc.	Commerce Bank NA	Cherry Hill	NJ	Bank	2	$131,906	$168,524	6.98%	7.63%	13.03%
Sun Bancorp Inc.	Sun National Bank	Vineland	NJ	Bank	9	$146,093	$156,367	7.73%	7.08%	3.46%
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	9	$43,951	$46,498	2.33%	2.10%	2.86%
Caixa Geral de Depositos SA	Crown Bank NA	Ocean City	NJ	Bank	1	$18,117	$16,871	0.96%	0.76%	-3.50%
Fulton Financial Corp.	The Bank	Woodbury	NJ	Bank	1	$11,882	$12,301	0.63%	0.56%	1.75%
TOTAL BANKS					55	$923,143	$928,792	48.85%	42.04%	0.31%
Sturdy Savings Bank	Sturdy Savings Bank	Stone Harbor	NJ	SB	6	$264,455	$345,051	13.99%	15.62%	14.23%
Cape Savings Bank	Cape Savings Bank	Cape May Court Ho	NJ	SB	8	$242,043	$267,790	12.80%	12.12%	5.18%
Crest Savings Bancorp MHC	Crest Savings Bank (MHC)	Wildwood	NJ	Thrift	7	$161,634	$228,609	8.55%	10.35%	18.93%
OC Financial MHC	Ocean City Home Bank (MHC)	Ocean City	NJ	Thrift	2	$164,415	$208,346	8.70%	9.43%	12.57%
Sea Isle Financial Corp. MHC	1st Bk of Sea Isle City (MHC)	Sea Isle City	NJ	Thrift	3	$106,067	$171,231	5.61%	7.75%	27.06%
Franklin SB SLA	Franklin SB SLA	Salem	NJ	Thrift	1	$24,091	$29,766	1.27%	1.35%	11.16%
Fox Chase Bank	Fox Chase Bank	Hatboro	PA	Thrift	1	$4,392	$29,531	0.23%	1.34%	159.30%
TOTAL SAVINGS INSTITUTIONS					28	$967,097	$1,280,324	51.15%	57.96%	15.06%
TOTAL BANKS AND SAVINGS INSTITUTIONS					83	$1,890,240	$2,209,116	100.00%	100.00%	8.11%
NEW JERSEY					3,804	$167,712,156	$196,309,183	100.02%	100.02%	8.19%
BANKS					2,858	$123,902,789	$142,585,263	73.91%	72.65%	7.27%
SAVINGS INSTITUTIONS					946	$43,809,367	$53,723,920	26.11%	27.37%	10.74%

Source: SNL Securities.

Table 2.6 (continued)
Ocean Shore Holding Co.
Atlantic County Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2001 ($000)	Total Deposits as of June 30, 2003 ($000)	Market Share 2001 (%)	Market Share 2003 (%)	2001-2003 CAGR (%)
Bank of America Corp.	Fleet National Bank	Providence	RI	Bank	24	$800,397	$744,058	28.84%	22.07%	-3.58%
Commerce Bancorp Inc.	Commerce Bank NA	Cherry Hill	NJ	Bank	8	$433,114	$707,441	15.61%	20.98%	27.80%
Sun Bancorp Inc.	Sun National Bank	Vineland	NJ	Bank	14	$402,451	$420,676	14.50%	12.48%	2.24%
Wachovia Corp.	Wachovia Bank NA	Charlotte	NC	Bank	18	$278,654	$296,652	10.04%	8.80%	3.18%
PNC Financial Services Group	PNC Bank NA	Pittsburgh	PA	Bank	11	$232,080	$253,880	8.36%	7.53%	4.59%
Minotola National Bank	Minotola National Bank	Vineland	NJ	Bank	6	$183,253	$200,747	6.60%	5.95%	4.66%
Absecon Bancorp	First National Bank of Absecon	Absecon	NJ	Bank	4	$99,993	$137,326	3.60%	4.07%	17.19%
Boardwalk Bank	Boardwalk Bank	Linwood	NJ	Bank	2	$63,595	$121,444	2.29%	3.60%	38.19%
Parke Bank	Parke Bank	Sewell	NJ	Bank	1	$0	$31,209	0.00%	0.93%	N.M.
Fulton Financial Corp.	The Bank	Woodbury	NJ	Bank	1	$13,182	$15,677	0.47%	0.46%	9.05%
Hudson United Bancorp	Hudson United Bank	Mahwah	NJ	Bank	1	$12,046	$14,681	0.43%	0.44%	10.40%
Caixa Geral de Depositos SA	Crown Bank NA	Ocean City	NJ	Bank	1	$6,117	$7,751	0.22%	0.23%	12.57%
TOTAL BANKS					91	$2,524,882	$2,951,542	90.96%	87.54%	8.12%
OC Financial MHC	Ocean City Home Bank (MHC)	Ocean City	NJ	Thrift	4	$124,775	$166,947	4.50%	4.95%	15.67%
Cape Savings Bank	Cape Savings Bank	Cape May Court Ho	NJ	SB	5	$97,882	$121,204	3.53%	3.59%	11.28%
CBHC Financialcorp Inc.	Select Bank	Egg Harbor	NJ	Thrift	3	$20,497	$56,564	0.74%	1.68%	66.12%
Fox Chase Bank	Fox Chase Bank	Hatboro	PA	Thrift	1	$2,400	$48,361	0.09%	1.43%	348.89%
Hudson City Bancorp Inc. (MHC)	Hudson City Savings Bank (MHC)	Paramus	NJ	SB	1	$4,987	$27,164	0.18%	0.81%	133.39%
TOTAL SAVINGS INSTITUTIONS					14	$250,541	$420,240	9.04%	12.46%	29.51%
TOTAL BANKS AND SAVINGS INSTITUTIONS					105	$2,775,423	$3,371,782	100.00%	100.00%	10.22%
NEW JERSEY					3,804	$167,712,156	$196,309,183	100.02%	100.02%	8.19%
BANKS					2,858	$123,902,789	$142,585,263	73.91%	72.65%	7.27%
SAVINGS INSTITUTIONS					946	$43,809,367	$53,723,920	26.11%	27.37%	10.74%

Source: SNL Securities.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of OSHC's operations versus a group of comparable companies (the "Peer Group") selected from the universe of all publicly-traded savings institutions. The primary basis of the pro forma market valuation of OSHC is provided by these public companies. Factors affecting the Company's pro forma market value such as financial condition, credit risk, interest rate risk, and recent operating results can be readily assessed in relation to the Peer Group. Current market pricing of the Peer Group, subject to appropriate adjustments to account for differences between OSHC and the Peer Group, will then be used as a basis for the valuation of OSHC's to-be-issued common stock.

Peer Group Selection

The mutual holding company form of ownership has been in existence in its present form since 1991. As of the date of this appraisal, there were 19 publicly-traded institutions operating as subsidiaries of MHCs. We believe there are a number of characteristics of MHCs that make their shares distinctly different than the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) guaranteed minority ownership interest, with no opportunity of exercising voting control of the institution in the MHC form of organization, thus limiting acquisition speculation in the stock price; (3) market expectations of the potential impact of "second-step" conversions on the pricing of public MHC institutions; (4) the regulatory policies regarding the dividend waiver by MHC institutions; and (5) mid-tier holding companies (formed by most MHCs) facilitate the ability for stock repurchases, thereby potentially improving the market for the public shares and the MHC's financial characteristics. We believe that each of these factors has a distinct impact on the pricing of the shares of MHC institutions, relative to the market pricing of shares of fully-converted public companies.

Thus, given the unique characteristics of the MHC form of ownership, RP Financial concluded that the appropriate Peer Group for OSHC's valuation should be comprised of thrifts in MHC form, and not of full stock thrifts. In this regard, a Peer Group comprised of public

MHC thrifts is consistent with the regulatory guidelines, and other recently completed MHC transactions. Further, the Peer Group should be comprised of only those MHC institutions whose common stock is either listed on a national exchange or is NASDAQ listed, since the market for companies trading in this fashion is regular and reported. We believe non-listed MHC institutions are inappropriate for the Peer Group, since the trading activity for thinly-traded stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have excluded from the Peer Group those public MHC institutions that are currently pursuing a "second-step" conversion, companies subject to speculative factors or unusual operating conditions, and companies who have announced a "remutualization" transaction or a merger with another MHC – as the pricing characteristics of these MHC institutions are typically distorted. MHCs that recently completed their minority stock offerings are typically excluded as well, due to the lack of a seasoned trading history and/or insufficient time to effectively redeploy the offering proceeds. Selected characteristics of the universe of all publicly-traded institutions are included as Exhibit III-1.

Basis of Comparison

This appraisal includes two sets of financial data and ratios for each public MHC institution. The first set of financial data reflects the actual book value, earnings, assets and operating results reported by the public MHC institutions in its public filings inclusive of the minority ownership interest outstanding to the public. The second set of financial data, discussed at length in the following chapter, places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-converted" basis assuming the sale of the majority shares held by the MHCs in public offerings based on their respective current prices and standard assumptions for second step conversions. This adjustment is appropriate for several reasons, including: (1) the investment community also prices the stock of MHCs assuming the completion of a second step conversion; and (2) MHC institutions have different proportions of their stock publicly held, so this technique neutralizes such differences. Throughout the appraisal, the adjusted figures will be specifically identified as being on a "fully-converted" basis. Unless so noted, the figures referred to in the appraisal will be actual financial data reported by the public MHC institutions.

Both sets of financial data have their specific use and applicability to the appraisal. The actual financial data, as reported by the Peer Group companies and reflective of the minority interest outstanding, will be used primarily in this Chapter III to make financial comparisons between the Peer Group and the Company. In this analysis, we consider the pro forma impact of the offering on the Company. The fully-converted analysis will be more fully described and quantified in the pricing analysis discussed in Chapter IV. The fully-converted pricing ratios are considered critical to the valuation analysis in Chapter IV, because they place each public MHC institution on a fully-converted basis (making their pricing ratios comparable to the pro forma valuation conclusion reached herein), eliminate distortion in pricing ratios between public MHC institutions that have sold different percentage ownership interests to the public, and reflect the actual pricing ratios (fully-converted basis) being placed on public MHC institutions in the market today to reflect the unique trading characteristics of publicly-traded MHC institutions.

Selected Peer Group

Among the universe of nearly 180 publicly-traded thrifts, the number of public MHC institutions is relatively small, thereby limiting the selection process. Under ideal circumstances, the Peer Group would be comprised of at least ten publicly-traded regionally-based MHC institutions with financial and operating characteristics comparable to the Company. However, given the limited number of publicly-traded institutions in the MHC form of ownership, the selection criteria was necessarily more broadly based, i.e., not confined to a particular geographic market area, financial and operating characteristics. In the selection process, publicly-traded MHCs with assets of less than $1.0 billion were considered for the Peer Group, in that they were more comparable than larger thrifts in terms of resources, financial strength, competitive strength and size and liquidity characteristics of the stock offering. Ten publicly-traded MHC companies currently maintain assets of less than $1.0 billion and all eleven were selected for the Peer Group. While the Peer Group is not exactly comparable to the Company, we believe such companies form a good basis for the valuation of the Company. To the extent significant differences exist, valuation adjustments will be made accordingly.

Table 3.1
Peer Group of Publicly-Traded Thrifts
August 8, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strategy(2)	Total Assets		Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
WFD	Westfield Financial MHC of MA (46.5) (3)	AMEX	Southwestern MA	Thrift	798	M	10	12-31	12/01	19.77	189
BCSB	BCSB Bankcorp MHC of MD (36.4)	OTC	Northeast MD	Thrift	731	M	16	09-30	07/98	13.74	81
ONFC	Oneida Financial MHC of NY (42.4)	OTC	Central NY	Thrift	431		9	12-31	12/98	11.08	83
ALLB	Alliance Bank MHC of PA (20.0)	OTC	Southeastern PA	Thrift	383		8	12-31	03/95	28.00	96
PBHC	Pathfinder BC MHC of NY (35.3) (3)	OTC	Central NY	Thrift	302	M	6	12-31	11/95	15.50	38
GCBC	Green County Bancorp MHC of NY (43.9)	OTC	Southeast NY, NJ	Thrift	285		6	06-30	12/98	32.67	67
JXSB	Jacksonville Bancorp MHC of IL (46.8)	OTC	Central IL	Thrift	266		8	12-31	04/95	14.99	29
ROME	Rome Bancorp Inc. MHC of NY (38.5) (3)	OTC	Central NY	Thrift	265		4	12-31	10/99	29.00	123
WCFB	Webster City Federal MHC of IA (39.0)	OTC	Central IA	Thrift	105	M	1	12-31	08/94	13.50	51
GOV	Gouverneur Bancorp MHC of NY (42.5)	AMEX	Northern NY	Thrift	96	M	2	09-30	03/99	12.35	28

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified and Ret.=Retail Banking.
(3) FDIC savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

On average, the Peer Group companies maintain a slightly higher level of capitalization relative to the universe of all public thrifts, and have lower profitability and return on equity. On a fully-converted basis, the Peer Group would have nearly twice the capital level and slightly higher profitability, which would result in an even lower return on equity. The summary table below underscores the key differences, particularly in the average pricing ratios between full stock and MHC institutions (both as reported and on a fully converted basis).

		MHC Peer Group	
	All Publicly-Traded	Reported Basis	Fully-Converted Basis(1)
Financial Characteristics (Averages)			
Assets ($Mil)	$2,864	$366	$408
Equity/Assets (%)	10.82%	12.11%	22.01%
Core Return on Assets (%)	0.68	0.63	0.67
Core Return on Equity (%)	7.18	4.92	2.90
Pricing Ratios (Averages)(2)			
Price/Core Earnings (x)	19.10x	34.96x	31.97x
Price/Book (%)	152.76%	204.73%	96.43%
Price/Assets (%)	16.41	25.03	21.36

(1) Pro forma basis.
(2) Based on market prices as of August 6, 2004.

The following sections present a comparison of OSHC's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the figures reported by the Peer Group. The conclusions drawn from the comparative analysis are then factored into the valuation analysis discussed in the final chapter.

Financial Condition

Table 3.2 shows comparative balance sheet measures for the Company and the Peer Group. The Company's pre-offering equity ratio of 4.9% of assets falls well below the Peer Group average of 12.1%; moreover, even with the addition of offering proceeds, the pro forma capital position will remain below the Peer Group's ratio on both a reported and fully converted

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of June 30, 2004 or Most Recent Date Available

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
n Shore Holding Co.																				
e 30, 2004	9.1%	23.2%	63.1%	82.3%	8.9%	3.1%	4.9%	0.0%	4.9%	0.0%	9.39%	6.91%	10.54%	11.84%	-3.20%	9.65%	9.65%	7.03%	7.03%	13.72%
ublic Companies	4.3%	23.8%	67.3%	66.6%	20.7%	0.7%	10.7%	0.7%	10.0%	0.0%	9.13%	3.22%	11.08%	6.79%	19.31%	4.11%	4.06%	9.43%	9.56%	16.81%
of NJ	4.9%	36.9%	55.3%	67.1%	19.9%	0.5%	11.7%	0.1%	11.6%	0.0%	12.04%	13.24%	15.71%	6.81%	16.06%	0.94%	0.73%	11.48%	11.49%	26.37%
parable Group Average	6.0%	30.7%	58.1%	76.1%	9.8%	0.5%	12.1%	0.6%	11.5%	0.0%	4.67%	0.24%	5.56%	3.25%	22.20%	0.25%	0.16%	13.24%	11.48%	18.51%
d-Atlantic Companies	4.5%	29.4%	60.4%	75.2%	11.6%	0.7%	10.9%	0.7%	10.2%	0.0%	6.77%	-1.09%	8.85%	5.52%	17.44%	0.79%	0.77%	11.10%	10.65%	19.80%
dwest Companies	10.1%	29.2%	56.7%	78.1%	5.8%	0.0%	14.4%	0.6%	13.8%	0.0%	0.74%	7.46%	-4.39%	-0.26%	0.00%	-2.82%	-3.20%	19.65%	13.15%	13.35%
w England Companies	8.2%	42.9%	44.5%	77.9%	5.7%	0.0%	15.7%	0.0%	15.7%	0.0%	-2.15%	-4.90%	2.40%	-5.63%	72.97%	2.59%	2.59%	N.M.	N.M.	N.M.
parable Group																				
Atlantic Companies																				
B Alliance Bank MHC of PA (20.0)	6.7%	33.6%	54.0%	74.0%	16.1%	0.0%	9.2%	0.0%	9.2%	0.0%	-0.47%	-12.36%	8.30%	-0.62%	-0.01%	0.01%	0.01%	N.M.	9.32%	16.89%
B BCSB Bankcorp MHC of MD (36.4)(1)	2.2%	44.5%	49.3%	79.0%	6.7%	3.2%	6.3%	0.4%	5.9%	0.0%	16.29%	48.56%	-5.72%	6.77%	N.M.	-0.14%	0.00%	7.43%	7.43%	16.43%
/ Gouverneur Bcp MHC of NY(42.5)(1)	3.1%	15.8%	74.8%	61.6%	18.2%	0.0%	18.6%	0.0%	18.6%	0.0%	10.73%	-36.26%	29.21%	7.46%	37.80%	2.69%	2.69%	17.90%	17.90%	32.50%
C Green Co Bcrp MHC of NY (43.9)	7.5%	37.4%	52.3%	85.6%	3.5%	0.0%	10.5%	0.0%	10.5%	0.0%	10.75%	8.36%	12.65%	11.77%	25.00%	2.41%	2.41%	N.M.	N.M.	N.M.
C Oneida Fincl MHC of NY (42.4)	2.7%	39.4%	47.8%	71.7%	16.2%	0.0%	11.3%	3.1%	8.2%	0.0%	0.35%	-4.77%	4.09%	2.13%	-2.13%	-3.02%	-6.59%	7.96%	7.96%	13.39%
C Pathfinder BC MHC of NY (35.3)(1)	5.4%	25.8%	61.9%	76.4%	13.5%	1.7%	7.4%	1.5%	5.8%	0.0%	6.96%	22.64%	1.10%	9.22%	10.16%	6.35%	9.66%	N.M.	N.M.	N.M.
E Rome Bncp Inc MHC of NY (38.5)	4.0%	9.1%	82.8%	78.2%	6.9%	0.0%	13.4%	0.0%	13.4%	0.0%	2.78%	-33.79%	12.32%	1.89%	33.84%	-2.78%	-2.78%	N.M.	N.M.	N.M.
west Companies																				
B Jcksnville Bcp MHC of IL(46.8)	2.3%	43.3%	48.3%	88.7%	2.4%	0.0%	7.2%	1.1%	6.1%	0.0%	1.78%	11.14%	-6.44%	0.67%	N.M.	-7.15%	-7.97%	N.M.	6.64%	13.35%
FB Wbstr Cty Fed MHC of IA (39.0)(1)	17.9%	15.0%	65.1%	67.5%	9.2%	0.0%	21.6%	0.1%	21.5%	0.0%	-0.30%	3.79%	-2.34%	-1.16%	0.00%	1.52%	1.57%	19.65%	19.65%	N.M.
England Companies																				
D Westfield Finl MHC of MA(46.5)(1)	8.2%	42.9%	44.5%	77.9%	5.7%	0.0%	15.7%	0.0%	15.7%	0.0%	-2.15%	-4.90%	2.40%	-5.63%	72.97%	2.59%	2.59%	N.M.	N.M.	N.M.

Financial information is for the quarter ending March 31, 2004.

rce: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

basis. Neither had a significant amount of intangible assets. The increased equity is anticipated to enhance OSHC's earnings potential through reinvestment of proceeds, lower funding costs and potentially through profitable growth. However, at the same time, the increased pro forma capital position is expected to result in a decline in the Company's return on equity ("ROE"), based on both reported and core earnings. Both the Company's and the Peer Group's current equity ratios reflect surpluses over regulatory capital requirements; and on a post-offering basis the Company's cushion over capital requirements will be enhanced.

The Company's asset composition reflects a higher concentration of loans to assets, at 63.1% versus a 58.1% average for the Peer Group. Comparatively, the ratio of cash, investments, and MBS for the Company was lower than for the Peer Group (32.3% of assets versus 36.7% for the Peer Group). Overall, the Company's interest-earning assets ("IEA") approximated 95.4% of assets, which was higher than the comparative Peer Group ratio of 94.8%. The Company's higher IEA ratio reflects, in part, the limited investment in fixed assets and no intangible assets in comparison to the Peer Group. On a pro forma basis, the Company's IEA advantage is expected to increase as the net proceeds are reinvested into IEA.

The Company's deposits equaled 82.3% of assets, which was above the Peer Group average of 76.1%. A unique aspect of the Company's deposit base in comparison to the Peer Group is the large balance of public funds; the Peer Group does not report a comparable level of public funds. Borrowings (including subordinated debt) were utilized to a lesser degree by the Peer Group, at 10.3% versus OSHC's ratio of 12.0%. Balances of subordinated debt equaled 3.1% versus only 0.5% for the Peer Group. Total interest-bearing liabilities ("IBL") maintained by OSHC and the Peer Group, equaled 94.3% and 86.4% of assets, respectively. The ratio of IBL will be reduced on a post-offering basis as the Company funds a greater portion of its operations out of capital.

OSHC experienced higher annual asset growth than the Peer Group, at 9.39% and 4.67%, respectively, reflecting the Company's stronger loan growth (10.54% versus 5.56% for the Peer Group on average).

The Company's deposit growth rate the last 12 months equaled 11.84% versus an average of 3.25% for the Peer Group. The Company's higher deposit growth was supported by its strategy of providing a high level of service, and to its deposit pricing strategies which place the Company's offered rates in the upper end of the competitive range. At the same time, the Company paid down a small portion of its borrowed funds in contrast to net growth of nearly 22% for the most recent 12 months for the Peer Group.

The Company's equity increased 9.65%, versus 0.25% for the Peer Group. The Peer Group's more limited equity growth, notwithstanding comparable profitability, reflects dividend and capital management strategies. On a post-offering basis, the Company's capital growth rate is expected to decline due to the increased equity level and marginal short-term net proceeds reinvestment benefit.

Income and Expense Components

Table 3.3 displays comparative statements of operations for the Company and the Peer Group. OSHC and the Peer Group reported net income to average assets ratios of 0.57% and 0.66%, respectively. The Company's operations reflect a relatively favorable level of operating expense, the benefits of which are offset by a comparatively weaker net interest income ratio and lower level of non-interest fee income.

The Company's interest income and interest expense ratios relative to average assets were less favorable in comparison to the Peer Group, resulting in a weaker net interest income ratio. The Company's lower interest income ratio was the result of its lower yield on interest-earning assets despite higher loans/assets ratio and IEA/assets ratios (4.98% versus 5.30% for the Peer Group). Additionally, the Company's lower yields reflect its more limited investment in higher yielding commercial mortgage and C&I loans. The Company's higher interest expense ratio, 1.92% versus 1.82% of average assets for the Peer Group, reflects the Company's higher IBL ratio and higher use of borrowings, which is partially offset by its more favorable core deposit mix. OSHC's interest expense ratio is expected to diminish on a pro forma basis, as the conversion proceeds will represent interest-free funds for the Company. Overall, the Company's net interest income ratio of 2.65% compared unfavorably to the Peer Group average of 3.23%.

Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2004 or Most Recent Date Available

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
an Shore Holding Co.																			
ne 30, 2004	0.57%	4.57%	1.92%	2.65%	0.07%	2.57%	0.00%	0.00%	0.45%	0.45%	2.13%	0.00%	0.00%	0.00%	4.98%	2.19%	2.79%	$4,159	36.23%
ᵖublic Companies	0.84%	5.08%	2.06%	3.01%	0.16%	2.86%	0.06%	-0.01%	0.58%	0.64%	2.45%	0.02%	0.21%	0.01%	5.20%	2.29%	2.90%	$5,118	34.08%
e of NJ	0.83%	4.72%	1.89%	2.83%	0.03%	2.79%	0.06%	0.00%	0.25%	0.31%	1.87%	0.02%	0.11%	0.00%	4.40%	1.89%	2.51%	$7,266	37.22%
nparable Group Average	0.66%	5.05%	1.82%	3.23%	0.13%	3.10%	0.03%	0.00%	0.67%	0.70%	2.91%	0.02%	0.05%	0.00%	5.30%	2.11%	3.19%	$3,551	24.13%
id-Atlantic Companies	0.63%	5.13%	1.79%	3.35%	0.13%	3.21%	0.02%	0.00%	0.77%	0.79%	3.14%	0.02%	0.04%	0.00%	5.41%	2.05%	3.36%	$3,401	23.42%
idwest Companies	0.68%	5.13%	2.03%	3.10%	0.16%	2.94%	0.08%	0.00%	0.50%	0.57%	2.49%	0.02%	0.07%	0.00%	5.33%	2.45%	2.89%	$3,152	36.37%
ew England Companies	0.85%	4.29%	1.57%	2.72%	0.09%	2.63%	0.01%	0.00%	0.31%	0.33%	2.17%	0.00%	0.10%	0.00%	4.49%	1.87%	2.62%	$5,247	4.67%
nparable Group																			
-Atlantic Companies																			
.B Alliance Bank MHC of PA (20.0)	0.63%	5.23%	2.09%	3.14%	0.10%	3.03%	0.01%	0.02%	0.32%	0.35%	2.71%	0.00%	0.01%	0.00%	5.52%	2.33%	3.20%	$4,845	7.00%
SB BCSB Bankcorp MHC of MD (36.4)(1)	0.06%	4.70%	2.36%	2.34%	0.18%	2.16%	0.03%	0.01%	0.17%	0.21%	2.32%	0.01%	0.04%	0.00%	4.86%	2.62%	2.25%	$4,176	2.35%
V Gouverneur Bcp MHC of NY(42.5)(1)	0.83%	5.73%	1.86%	3.87%	0.10%	3.77%	0.00%	-0.05%	0.38%	0.33%	2.84%	0.00%	0.07%	0.00%	5.96%	2.36%	3.60%	$3,094	37.79%
BC Green Co Bcrp MHC of NY (43.9)	1.08%	4.92%	1.24%	3.67%	0.04%	3.63%	0.00%	0.00%	1.04%	1.04%	3.13%	0.00%	0.00%	0.00%	5.05%	1.41%	3.64%	N.M.	29.30%
FC Oneida Fincl MHC of NY (42.4)	0.70%	4.67%	1.71%	2.96%	0.12%	2.84%	0.00%	0.00%	2.40%	2.40%	4.43%	0.03%	0.15%	0.00%	5.17%	1.96%	3.21%	$2,950	24.79%
HC Pathfinder BC MHC of NY (35.3)(1)	0.52%	5.18%	1.99%	3.19%	0.24%	2.95%	0.10%	0.04%	0.52%	0.66%	3.03%	0.08%	0.21%	0.00%	5.57%	2.20%	3.37%	$2,907	27.35%
ME Rome Bncp Inc MHC of NY (38.5)	0.58%	5.51%	1.27%	4.25%	0.15%	4.10%	0.00%	0.00%	0.53%	0.53%	3.51%	0.00%	-0.23%	0.00%	5.75%	1.50%	4.26%	$2,434	35.35%
west Companies																			
SB Jcksnville Bcp MHC of IL(46.8)	0.26%	4.70%	1.93%	2.78%	0.32%	2.45%	0.15%	0.00%	0.62%	0.77%	2.90%	0.03%	0.12%	0.00%	5.00%	2.12%	2.88%	$2,253	36.91%
FB Wbstr Cty Fed MHC of IA (39.0)(1)	1.11%	5.56%	2.14%	3.42%	0.00%	3.42%	0.00%	0.00%	0.38%	0.37%	2.08%	0.01%	0.02%	0.00%	5.67%	2.77%	2.89%	$4,051	35.82%
v England Companies																			
D Westfield Finl MHC of MA(46.5)(1)	0.85%	4.29%	1.57%	2.72%	0.09%	2.63%	0.01%	0.00%	0.31%	0.33%	2.17%	0.00%	0.10%	0.00%	4.49%	1.87%	2.62%	$5,247	4.67%

Financial information is for the quarter ending March 31, 2004.

rce: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

yright (c) 2004 by RP® Financial, LC.

Non-interest operating income is a lower contributor to OSHC's earnings relative to the Peer Group, at 0.45% and 0.70%, respectively, which is indicative of the Company's traditional strategy and lesser emphasis on other fee income generating activities.

OSHC operates with a lower operating expense ratio than the Peer Group, reflecting its emphasis on mortgage lending (which typically entails a lower cost structure than non-mortgage lending), less revenue diversification strategies and a relatively large average branch size. The low cost structure of the Company's operations is further evidenced by data showing the number of employees maintained relative to asset size. Assets per full time equivalent employee equaled $4.2 million for the Company, versus a comparable measure of $3.6 million for the Peer Group. Overall, the operating expense ratios for OSHC and the Peer Group were 2.13% and 2.91%, respectively. On a post-offering basis, the Company's operating expenses can be expected to increase with the addition of stock benefit plans and public company expenses. Intangible assets amortization was nominal for the Peer Group, and the Company had no amortizing intangible assets.

OSHC's efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 68.9% is more favorable than the Peer Group's ratio of 74.1%, as the Company's revenue ratios disadvantages were more than offset by its lower operating expense ratio. On a post-offering basis, the Company's efficiency ratio may improve marginally.

Loan loss provisions for the Company and the Peer Group were relatively modest, amounting to 0.07% and 0.13% of average assets for OSHC and the Peer Group, respectively, reflecting relatively strong asset quality and limited loan chargeoffs for both. However, the modestly higher level of loss provisions established by the Peer Group is consistent with its higher level of NPAs in comparison to the Company's very low ratio.

The Company did not have any non-operating income for the last 12 months, while the Peer Group reported net non-operating income equal to 0.07% of average assets, which was largely comprised of gains on the sale of loans and investments. Such gains are subject to volatility due to fluctuations in market and interest rate conditions, and, thus are not typically viewed as being a recurring source of income, and thus will be excluded in the valuation analysis.

The Company's effective tax rate for the last 12 months of 36.23% is modestly above the Peer Group average of 24.13%. The Company expects that its effective tax rate may diminish modestly if certain tax planning strategies with respect to state corporate taxes are adopted, but its average tax rate will nonetheless remain at a disadvantage in comparison to the Peer Group.

Loan Composition

Table 3.4 presents comparative data related to loan portfolio composition and investment in MBS. The Company's loan portfolio composition reflected a higher concentration of 1-4 family permanent mortgage loans and MBS than maintained by the Peer Group (57.9% versus 47.1% for the Peer Group). The Company's higher ratio was attributable to a higher investment in permanent 1-4 family loans as the MBS ratio was similar. Given the Company's historical philosophy of retaining the majority of loans originations for portfolio, loans serviced for others represented a less significant off-balance sheet item for the Peer Group. Both the Company and the Peer Group had a limited level of servicing intangibles.

The Peer Group's lending activities show greater diversification in the areas of multi-family and commercial mortgage lending and non-mortgage consumer lending than for the Company. Specifically, multi-family and commercial mortgage loans represented 10.9% of assets as compared to 4.8% for the Company, while consumer and commercial loans equaled 10.3% of assets for the Peer Group as compared to 8.9% for the Company on average. Conversely, the Company was slightly more active in construction lending, with 2.4% of assets invested in construction loans versus 1.2% for the Peer Group on average. Overall, the Company's risk-weighted assets to total assets ratio equaled 53.2%, below the Peer Group average of 55.6%.

Credit Risk

The Company's credit risk exposure appears to be lower than the Peer Group's, on average, based on the ratios of NPAs/assets and reserve coverage ratio. As shown in Table 3.5,

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of June 30, 2004 or Most Recent Date Available

		Portfolio Composition as a Percent of Assets								
	Institution	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
	Ocean Shore Holding Co.	10.80%	47.07%	2.44%	4.80%	1.94%	6.98%	53.22%	$14,291	$69
	All Public Companies	12.70%	37.16%	4.93%	15.60%	3.74%	3.96%	59.57%	$733,740	$8,992
	State of NJ	24.70%	40.44%	0.84%	8.59%	2.38%	1.65%	48.31%	$130,523	$1,179
	Comparable Group Average	11.85%	35.28%	1.23%	10.90%	5.25%	5.01%	55.30%	$35,447	$177
Comparable Group										
ALLB	Alliance Bank MHC of PA (20.0)	6.15%	23.31%	1.79%	27.89%	0.96%	1.42%	58.80%	$3,200	$0
BCSB	BCSB Bankcorp MHC of MD (36.4)(1)	22.18%	28.50%	1.22%	7.71%	10.89%	1.22%	45.96%	$22,195	$0
GOV	Gouverneur Bncrp MHC of NY (42.5)(1)	9.91%	55.94%	1.51%	4.47%	9.29%	4.30%	57.14%	$0	$0
GCBC	Green Co. Bancorp MHC of NY (43.9)	20.47%	40.67%	1.48%	4.74%	1.65%	1.95%	45.84%	$0	$0
JXSB	Jacksonville Bancorp MHC of IL (46.8)	4.57%	24.06%	1.80%	8.58%	4.13%	7.89%	53.87%	$159,542	$1,116
ONFC	Oneida Financial MHC of NY (42.4)	11.56%	21.98%	0.02%	8.24%	8.81%	8.01%	61.43%	$89,727	$330
PBHC	Pathfinder BC MHC of NY (35.3)(1)	11.51%	44.94%	0.70%	10.24%	1.20%	5.30%	56.46%	$47,600	$253
ROME	Rome Bancorp Inc. MHC of NY (38.5)	1.20%	40.63%	1.74%	19.00%	10.53%	8.18%	73.90%	$4,270	$0
WCFB	Webster City Fed. MHC of IA (39.0)(1)	1.42%	57.60%	1.63%	2.48%	2.73%	0.73%	44.63%	$0	$0
WFD	Westfield Fin. MHC of MA (46.5)(1)	29.51%	15.19%	0.40%	15.61%	2.32%	11.13%	55.01%	$27,936	$70

(1) Financial information is for the quarter ending March 31, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2004 by RP® Financial, LC.

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of June 30, 2004 or Most Recent Date Available

Institution		REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Ocean Shore Holding Co.		0.00%	0.00%	0.00%	0.41%	N.M.	N.M.	$15	0.01%
All Public Companies		0.10%	0.62%	0.66%	0.97%	211.87%	182.17%	$305	0.15%
State of NJ		0.00%	0.18%	0.22%	0.65%	399.68%	308.47%	$105	0.02%
Comparable Group Average		0.17%	0.67%	0.86%	1.00%	181.11%	129.56%	$128	0.16%
Comparable Group									
ALLB	Alliance Bank MHC of PA (20.0)	0.98%	1.42%	0.54%	1.22%	227.36%	47.09%	$459	-0.23%
BCSB	BCSB Bankcorp MHC of MD (36.4)(1)	0.03%	0.17%	0.29%	0.67%	233.40%	198.45%	$223	0.25%
GOV	Gouverneur Bncrp MHC of NY (42.5)(1)	0.20%	0.86%	0.87%	0.94%	107.78%	82.50%	$9	0.05%
GCBC	Green Co. Bancorp MHC of NY (43.9)	0.03%	N.A.	N.A.	0.83%	N.A.	N.A.	$22	0.06%
JXSB	Jacksonville Bancorp MHC of IL (46.8)	0.17%	1.05%	1.73%	1.60%	92.90%	74.67%	$253	0.78%
ONFC	Oneida Financial MHC of NY (42.4)	0.02%	0.17%	0.30%	1.09%	360.60%	316.97%	$61	0.12%
PBHC	Pathfinder BC MHC of NY (35.3)(1)	0.09%	1.07%	1.57%	0.94%	59.87%	54.99%	$128	0.27%
ROME	Rome Bancorp Inc. MHC of NY (38.5)	0.10%	0.52%	N.A.	0.82%	N.A.	131.83%	$72	0.13%
WCFB	Webster City Fed. MHC of IA (39.0)(1)	0.07%	0.46%	N.A.	0.52%	N.A.	73.65%	$28	0.16%
WFD	Westfield Fin. MHC of MA (46.5)(1)	0.00%	0.33%	0.72%	1.33%	185.86%	185.86%	$27	0.03%

(1) Financial information is for the quarter ending March 31, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2004 by RP® Financial, LC.

the Company's ratio of NPAs and accruing loans that are more than 90 days past due was nominal and below than the comparable Peer Group ratio of 0.67%. The Company maintained a significantly lower non-performing loans/loans ratio than the Peer Group (less than 1 basis point versus 0.86% for the Peer Group). Given the limited level of NPAs, the reserve coverage for the Company was not particularly meaningful while chargeoffs for both the Company and the Peer Group were minimal. The one area of credit quality where the Company falls short of the Peer Group is with respect to the ratio of reserves to total loans, which equaled 0.41% for the Company versus 1.00% for the Peer Group on average.

One factor potentially impacting the Company's credit risk exposure is that its market presence in the southern New Jersey shore area provides OSHC with a high proportion of mortgage loans secured by second homes or by investment properties (including seasonal beach rental properties), estimated in the range of 35% to 40%. While comparable data is not readily available for the Peer Group, the markets served by the Peer Group are generally not in similar types of markets.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure. From a balance sheet perspective, OSHC's lower pre-conversion capital position and lower IEA/IBL ratio suggest higher exposure. On a post-conversion basis, these ratios should improve relative to the Peer Group but will nonetheless remain below the Peer Group average. In the absence of comparability in timely interest rate risk reporting and methodology, we reviewed quarterly changes in the net interest income ratio.

To analyze interest rate risk associated with the net interest margin, we also reviewed quarterly changes in net interest income as a percent of average assets for OSHC and the Peer Group. In general, the recent relative fluctuations in the Company's net interest income to average assets ratios were considered to be more than the Peer Group, and thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.6, OSHC was viewed as maintaining a higher degree of interest rate risk exposure in the net interest margin. At the same time, the Company's net interest income ratio should stabilize to some degree

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of June 30, 2004 or Most Recent Date Available

		Balance Sheet Measures			Quarterly Change in Net Interest Income					
	Institution	Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	6/30/2004	3/31/2004	12/31/2003	9/30/2003	6/30/2003	3/31/2003
					(change in net interest income is annualized in basis points)					
	Ocean Shore Holding Co.	4.9%	101.2%	4.6%	-3	-12	-15	12	11	-16
	All Public Companies	10.0%	108.9%	4.6%	-4	2	6	-5	-8	-4
	State of NJ	11.6%	111.8%	2.9%	-8	4	21	-23	-15	6
	Comparable Group Average	11.5%	110.1%	5.2%	-4	3	7	-7	-17	-1
	Comparable Group									
ALLB	Alliance Bank MHC of PA (20.0)	9.2%	104.7%	5.7%	1	8	-3	26	-22	-12
BCSB	BCSB Bankcorp MHC of MD (36.4)(1)	5.9%	108.0%	4.0%	N.A.	-17	3	-35	-35	0
GOV	Gouverneur Bncrp MHC of NY (42.5)(1)	18.6%	117.3%	6.3%	N.A.	-7	22	1	-16	25
GCBC	Green Co. Bancorp MHC of NY (43.9)	10.5%	109.1%	2.7%	-20	8	13	1	-11	9
JXSB	Jacksonville Bancorp MHC of IL (46.8)	6.1%	103.2%	6.0%	-4	19	19	-17	-29	1
ONFC	Oneida Financial MHC of NY (42.4)	8.2%	102.3%	10.0%	5	8	-5	-6	0	-7
PBHC	Pathfinder BC MHC of NY (35.3)(1)	5.8%	101.6%	6.8%	N.A.	-27	16	-16	-10	19
ROME	Rome Bancorp Inc. MHC of NY (38.5)	13.4%	112.6%	4.2%	-4	16	-17	-5	-14	-17
WCFB	Webster City Fed. MHC of IA (39.0)(1)	21.5%	127.7%	2.0%	N.A.	2	-2	0	-20	-24
WFD	Westfield Fin. MHC of MA (46.5)(1)	15.7%	114.3%	4.5%	N.A.	18	27	-17	-14	-8

(1) Financial information is for the quarter ending March 31, 2004.
NA=Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2004 by RP® Financial, LC.

following the minority stock offering, given the initial expected proceeds reinvestment strategy (primarily short-to-intermediate term investment securities).

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of OSHC. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine the Company's estimated pro forma market value for purposes of pricing the minority stock. The valuation incorporates the appraisal methodology promulgated by the OTS and adopted in practice by the FDIC and state banking agencies for standard conversions and mutual holding company offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Company and the Peer Group, and determination of the Company's pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines, originally released in October 1983 and updated in late-1994, specify the market value methodology for estimating the pro forma market value of an institution. The FDIC, state banking agencies and other Federal agencies have endorsed the OTS appraisal guidelines as the appropriate guidelines involving mutual-to-stock conversions. As previously noted, the appraisal guidelines for MHC offerings are somewhat different, particularly in the Peer Group selection process. Specifically, the regulatory agencies have indicated that the Peer Group should be based on the pro forma fully-converted pricing characteristics of publicly-traded MHCs, rather than on already fully-converted publicly-traded stock thrifts, given the unique differences in stock pricing of MHCs and fully-converted stock thrifts. Pursuant to this methodology: (1) a Peer Group of relatively comparable publicly-traded MHC institutions is selected; (2) a financial and operational comparison of the subject company to the Peer Group is conducted to discern key differences; and (3) the pro forma market value of the subject company is determined based on the market pricing of the Peer Group, subject to certain valuation adjustments based on key differences. In addition, the pricing characteristics of recent conversions and MHC offerings must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed conversions and stock offerings of comparable MHCs, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses, based on either the Peer Group or the recent conversions and MHC transactions, cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the offering process, RP Financial will: (1) review changes in the Company's operations and financial condition; (2) monitor the Company's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending MHC offerings, and to a lesser extent, standard conversion offerings, both regionally and nationally. If material changes should occur prior to the closing of the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including the Company's value, the market value of the stocks of public MHC institutions, or the Company's value alone. To the extent a change in factors impacting the

Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of Company coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company's and the Peer Group's financial condition are noted as follows:

- Overall A/L Composition. The Company's asset composition includes a higher proportion of loans overall, with both 1-4 family mortgage loans and home equity loans exceeding the Peer Group average. The Peer Group was more diversified in the areas of multi-family/commercial mortgage lending and non-mortgage commercial lending, which appears to provide a yield advantage relative to 1-4 family loans. The Company maintains a stronger core deposit mix, but has also utilized borrowings to a greater extent than the Peer Group. The Company's ratio of IEA/IBL will improve on a post-offering basis, thereby diminishing its current disadvantage.

- Credit Quality. The Company's credit risk profile appears to be comparatively favorable based on lower NPAs/assets and strong reserve coverage ratios in relation to NPAs and non-performing loans ("NPLs"). At the same time, the Peer Group's credit quality ratios are also relatively strong and their history of loan losses and chargeoffs has been limited. Partially offsetting these positive characteristics, the Peer Group maintains higher reserve coverage than the Company in relation to total loans outstanding and OSHC has a relatively high level of loans secured by rental properties and second homes.

- Balance Sheet Liquidity. The Company currently maintains a slightly lower level of cash, investments and MBS. The infusion of the stock proceeds will initially increase the Company's level of liquid assets pending longer-term investment in loans and longer-term securities. The Company appears to have lower current borrowings capacity than the Peer Group due to the proportionately larger balance of borrowed funds currently outstanding. Moreover, the Company is believed to have more limited ability to borrow at the holding company level for capital management purposes given the outstanding borrowings.

- Equity Capital. The Company's pro forma equity/assets ratio will fall below the Peer Group average on both a reported and fully converted basis. Moreover, the high level of subordinated debt at the holding company level limits the ability to issue additional debt for the purpose of bolstering the Bank's capital ratio as referenced above.

On balance, we have made a slight downward adjustment for the Company's financial condition on a pro forma basis relative to the Peer Group.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings growth heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Earnings. The Company's pre-conversion profitability (i.e., ROA) is below the Peer Group average, as OSHC operates with weaker net interest income and non-interest income ratios, which are offset by the Company's favorable operating expense ratio. After adjusting for the Peer Group's net non-operating income, the Peer Group still maintains a core earnings advantage relative to the Company. On a pro forma basis, the Company's initial proceeds reinvestment benefit will be offset to a greater extent by the stock benefit plans expense than for the Peer Group on a fully-converted basis. Thus, the Company will remain at an earnings disadvantage.

- Interest Rate Risk. Quarterly changes in the Company's net interest income to average assets ratios indicate higher volatility relative to the Peer Group on average, in part reflecting the Company's principal long-term fixed rate mortgage lending for portfolio strategy.

Other measures impacting interest rate risk, such as capital ratios and IEA/IBL ratios, reflect greater risk exposure for the Company. On a pro forma basis, the Company's capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds, thereby lessening its comparative exposure.

- Credit Risk. Factors indicating the Company's lower credit risk profile include lower loan loss provisions, lower NPAs/assets and lower risk-weighted assets ratio. At the same time, the Company's ratio of reserves to total loans is below the Peer Group average and OSHC has a relatively high level of loans secured by rental properties and second homes, suggesting the credit risk advantage may be marginal.

- Earnings Growth Potential. The Company's faster balance sheet growth in comparison to the Peer Group suggests stronger earnings growth potential for the Company. While the current equity level may restrict such growth in the future, the capital to be raised in the offering should allow such growth to continue for the Company.

- Return on Equity. The Company's pro forma capital position (on a fully-converted basis consolidated with the holding company) will fall below the Peer Group average. Thus, notwithstanding the Company's lower pro forma ROA, the Company's pro forma core ROE is anticipated to exceed the Peer Group average over the intermediate term.

Overall, we concluded that no adjustment for profitability, growth and viability of earnings was appropriate.

3. Asset Growth

The Company's recent asset growth exceeded the Peer Group average, reflecting the Company's efforts to support earnings through leveraging equity, which has primarily been centered on loan portfolio growth. On a pro forma basis, the Company should have the equity to facilitate continued growth and expansion. On balance, we believe a slight upward adjustment was warranted for this factor.

4. Primary Market Area

The general condition of a financial institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market area. Operating in the southern New Jersey shore area, the Company faces significant competition for loans and deposits from larger financial institutions, which provide a broader array of services and have significantly larger branch networks.

Demographic and economic trends and characteristics in the Company's primary market area are relatively favorable to the primary market areas served by the Peer Group companies (see Table 4.1). The deposit market share exhibited by the Company was relatively limited in comparison to the Peer Group, reflecting the fact that it operates in a comparatively larger more urbanized market. As shown in Table 4.2, the Atlantic County unemployment rate fell within the range exhibited by the Peer Group and was above the Peer Group average of 5.8%. While the Cape May County unemployment rate was only 4.9% in June 2004, there is a significant element of seasonality given the many summer jobs available; the winter unemployment rate frequently is in double digits in Cape May County in the winter months (the rate exceeded 15% in January and February).

On balance, we concluded that a slight upward adjustment was appropriate for the Company's market area.

Table 4.1
Ocean Shore Holding Co.
Peer Group Market Area Comparative Analysis

Institution	Headquarters County	Estimated Population 2000 (000)	Estimated Population 2004 (000)	Projected Population 2009 (000)	Estimated 2000-2004 % Change	Projected 2004-2009 % Change	Per Capita Income Amount	Per Capita Income % State Average	6/30/03 Deposit Market Share(1)
Alliance Bank MHC of PA	Delaware	551	550	548	-0.19%	-0.31%	$27,898	119.35%	3.83%
BCSB Bancorp, Inc., MHC of MD	Baltimore	754	781	824	3.49%	5.58%	$28,851	101.27%	3.85%
Gouverneur Bancorp of NY	St. Lawrence	112	111	111	-0.42%	-0.78%	$17,431	68.49%	5.60%
Greene Co. Bancorp MHC of NY	Greene	48	49	50	1.42%	2.16%	$21,287	83.65%	31.69%
Jacksonville SB MHC of IL	Morgan	37	37	37	0.56%	0.56%	$20,224	78.09%	30.21%
Oneida Financial MHC of NY	Madison	69	71	74	2.53%	3.27%	$21,838	85.81%	43.54%
Pathfinder Bancorp MHC of NY	Oswego	122	123	124	0.61%	0.77%	$18,769	73.75%	22.34%
Rome Bancorp MHC of NY	Oneida	235	234	230	-0.82%	-1.71%	$20,519	80.63%	6.34%
Westfield Financial Group MHC of MA	Hampden	456	457	458	0.25%	0.18%	$21,405	73.50%	10.28%
Webster City Fed. Bancorp MHC of IA	Hamilton	16	16	16	0.04%	-0.05%	$21,127	95.79%	24.56%
	Averages:	**240**	**243**	**247**	**0.75%**	**0.97%**	**$21,935**	**86.03%**	**18.22%**
	Medians:	**117**	**117**	**117**	**0.40%**	**0.37%**	**$21,207**	**82.14%**	**16.31%**
Ocean Shore Holding Co.	**Atlantic**	**253**	**261**	**276**	**3.49%**	**5.68%**	**$22,820**	**76.38%**	**5.00%**
	Cape May	**102**	**104**	**108**	**2.07%**	**3.52%**	**$26,514**	**88.74%**	**9.42%**

(1) Total institution deposits in headquarters county as percent of total county deposits (banks and thrifts only).

Sources: Claritas, FDIC.

Table 4.2
Market Area Unemployment Rates
Ocean Shore Holding Co. and the Peer Group Companies(1)

	Headquarters County	June 2004 Unemployment
Ocean Shore Holding Co.- NJ	Atlantic	6.3%
	Cape May	4.9
The Peer Group		
Alliance BankMHC - PA	Delaware	5.5%
BCSB Bankcorp MHC - MD	Baltimore	4.5
Gouverneur Bancorp MHC - NY	St. Lawrence	8.0
Greene Co. Bancorp MHC - NY	Greene	4.9
Jacksonville SB MHC - IL	Morgan	6.0
Oneida Financial MHC - NY	Madison	5.7
Pathfinder Bancorp MHC - NY	Oswego	8.7
Rome Bancorp MHC - NY	Oneida	4.9
Westfield Financial Group MHC - MA	Hampden	6.5
Webster City Fed Bancorp MHC - IA	Hamilton	3.6

(1) Not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5. Dividends

The Company will consider a policy of paying regular cash dividends. The future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

All 10 of the Peer Group companies pay regular cash dividends, with dividend yields ranging from 1.29% to 5.04% on a reported basis. The average dividend yield on the stocks of the Peer Group institutions equaled 2.68% as of August 6, 2004 (see Table 4.5). As of August 6, 2004, approximately 90% of all publicly-traded thrifts (non-MHC institutions) had adopted cash dividend policies (see Exhibit IV-1) exhibiting an average yield of 2.26% and an average payout ratio of 36.65%.

Our valuation adjustment for dividends for the Company as an MHC also considered the regulatory policy with regard to waiver of dividends by the MHC. Under current policy, any waiver of dividends by an FDIC regulated MHC requires that the minority stockholders' ownership interest be reduced in a second-step conversion to reflect the cumulative waived dividend account. Comparatively, no adjustment for waived dividends is required for OTS regulated mutual holding companies in a second-step conversion. As an MHC operating under OTS regulation, the Company and Company will be subject to the same regulatory dividend policy as a large majority of the Peer Group companies (seven of the Peer Group companies operate under OTS regulation). Accordingly, we believe that to the extent the Company's pro forma market value would be influenced by the OTS' dividend policy regarding MHC institutions, it has been sufficiently captured in the pricing of the Peer Group companies.

On balance, we concluded that a slight downward adjustment is warranted for purposes of dividends relative to the Peer Group, based on its lower pro forma capital ratio, its lower pro forma ROA, and the Company's growth objectives.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. Eight of the Peer Group members trade on the NASDAQ system and two Peer Group companies trade on the AMEX. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies, based on the shares issued and outstanding to public shareholders (i.e., excluding the majority ownership interest owned by the respective MHCs) ranged from $12.0 million to $96.4 million as of August 6, 2004, with average and median market values of $31.6 million and $24.7 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 0.7 million to 4.9 million, with average and median shares outstanding of 1.7 million and 1.2 million, respectively. The Company's minority stock offering is expected to result in shares outstanding and market capitalization that approximate the Peer Group average. Accordingly, we anticipate that the liquidity in the Company's stock will be comparable relative to the Peer Group companies' stocks. Additionally, it is anticipated that the Company's stock will be listed on

NASDAQ, which would further enhance the liquidity in the Company's stock. Overall, we concluded that no adjustment was warranted for this factor.

7. Marketing of the Issue

Three separate markets exist for thrift stocks: (1) the after-market for public companies, both fully-converted stock companies and MHCs, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors but on a pro forma basis without the benefit of prior operations as a publicly-held Company and stock trading history; and (3) the thrift acquisition market. All three of these markets were considered in the valuation of the Company's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. The broader stock market surged higher at the beginning of the third quarter of 2003 on growing optimism about the economy and the sustainability of the bull market. The NASDAQ posted a 14-month high in early-July, before declining slightly on profit taking and disappointing economic data related to an increase in jobless claims. Generally upbeat second quarter earnings and more signs of an economic upturn provided for a positive trend in the broader stock market in mid- and late-July, as the DJIA posted its fifth straight monthly gain. Economic data that showed a strengthening economy, particularly in the manufacturing sector, sustained the upward momentum in stocks through August and into-early September, as the DJIA and NASDAQ posted respective 14-month and

16-month highs. Stocks retreated following the release of August employment data which showed further job losses, but then recovered in mid-September as the Federal Reserve indicated that it would not raise rates in the near term. Weaker than expected numbers for consumer confidence and manufacturing activity pulled the boarder market lower at the close of the third quarter, which ended a streak of six monthly gains in the DJIA.

Comparatively, at the start of the fourth quarter stocks showed renewed strength, as optimism about third quarter earnings and employment data for September provided a boost to stocks. In mid-October, the DJIA and the NASDAQ hit 16- and 19-month highs, respectively, primarily on the basis of some favorable third quarter earnings reports. The broader stock market rally cooled in mid-October, as the result of profit taking and the posting of some less favorable third quarter earnings by some of the bellwether technology and manufacturing stocks. Indications that the economic recovery was gaining momentum, including an annualized GDP growth rate of 8.2% in the third quarter, as well as the Federal Reserve's statement that it would not raise its target interest rates for a considerable period, supported a stock market rally during late-October and into early-November. Despite upbeat economic news, including employment data that showed the size of the U.S. workforce increased in October, stocks edged lower in mid-November on profit taking and concerns over increased terrorism in the Middle East. In late-November and early-December 2003, positive economic news such as improved third quarter corporate profits and a strong start to the Christmas shopping season provided a boost to stocks. Stocks continued to move higher at the close of 2003, as key sectors of the economy continued to show signs of strengthening.

Year end momentum in the stock market was sustained at the beginning of 2004, reflecting generally favorable fourth quarter earnings and an increase in consumer confidence. Profit taking and slower than expected GDP growth in the fourth quarter of 2003 caused stocks to falter in late-January. However, aided by January employment data that showed jobs were added and a decline in the national unemployment rate to 5.6%, the broader stock market moved higher during the first half of February. Stocks generally declined during the balance of February and during the first half of March, reflecting valuation concerns following a year of strong gains and weaker than expected job growth during February. Concerns about terrorism and higher oil prices caused stocks to tumble in late-March, before rebounding at the close of the first quarter on more attractive fundamentals and optimism about first quarter earnings.

Stocks moved higher in early April 2004, as investors reacted favorable to a strong employment report for March. For the balance of April trading in the broader market produced uneven results, as generally favorable first quarter earnings and strong economic data weighed against the growing threat of inflation and higher interest rates. The DJIA closed below 10000 for the first time in 2004 in the second week of May, as strong job growth during April raised expectations of a rate increase by the Federal Reserve. The downward trend in stocks prevailed through most of May, on concerns about higher oil prices, violence in the Middle East and higher interest rates.

The major equity indexes surged ahead in June reflecting growth in consumer confidence measures, favorable unemployment reports and optimism about the direction of corporate earnings. The Fed raised its short term interest rate targets for the first time in several years at the June meeting of the Open Market Committee, and indicated that the increase was the result of a strong economy which could lead to upward pricing pressures over the long term. As a result, the major stock market indices approached their one year highs last reached in the first quarter of 2004. However, the stock market tumbled in July and into the first week of August, with the DJIA again falling below the 10000 level as reports regarding the strength of the job market and economy overall fell below expectations of many analysts. Moreover, many companies expressed concern regarding the strength of future corporate earnings growth. Concurrent with the selloff in the market in July, interest rates declined modestly as underlying inflationary forces appeared to be tempering. As an indication of the general trends in the nation's stock markets over the past year, as of August 6, 2004, the DJIA closed at 9815.33 an increase of 6.8% from one year ago and a decline of 6.1% year-to-date, and the NASDAQ closed at 1776.89, an increase of 8.1% from one year ago and a decline of 11.3% year-to-date. The Standard & Poors 500 Index closed at 1063.97 on August 6, 2004 an increase of 8.8% from one year ago and 4.3% year-to-date.

The market for thrift stocks has been mixed during the past 12 months, but, in general, thrift stocks have appreciated in conjunction with the broader market. The rally in the broader stock market combined with acquisition speculation in certain regional markets lifted thrift issues higher at the beginning of the third quarter of 2003. Thrift issues traded in a narrow range through most of July, reflecting mixed earnings in the sector. Higher mortgage rates and strength in technology stocks pushed thrift stocks lower in early-August, as investors rotated into sectors that were expected to benefit from an economic recovery. After edging higher in mid-August, thrift stocks eased lower at the end of August on expectations that interest rates would continue to move higher as the economic recovery gained momentum. Merger activity and acquisition speculation in the thrift sector provided a boost to thrift prices in early-September. After easing lower into mid-September on data that showed a slow down in refinancing activity, thrift stocks strengthened following the Federal Reserve's decision to leave interest rates unchanged at its mid-September meeting.

After following the broader stock market lower in late-September 2003, thrift issues posted solid gains at the beginning of the fourth quarter. A rally in the broader stock market and acquisition activity were noteworthy factors that supported the positive trend in thrift stocks. Following a two week run-up, thrift stocks declined in mid-October on profit taking and a pullback in the broader market. Merger activity, most notably Bank America's announced acquisition of FleetBoston Financial Corp., along with strength in the broader market, provided for gains in the thrift sector during late-October. The positive trend in thrift stocks carried into early-November, reflecting expectations of improving net interest margins and more consolidation of thrifts. Thrifts stocks eased lower in mid-November in conjunction with the decline in the broader market. In late-November and early-December 2003, thrift stocks followed the broader market higher and then stabilized at the close of the fourth quarter.

After trading in a narrow range at the beginning of 2004, thrift issues trended higher in late-January and the first half of February. The positive trend was supported by further consolidation in the thrift sector, including GreenPoint Financial's agreement to sell to North Fork Bancorp, as well as generally favorable fourth quarter earnings. Indications that interest rates would continue to remain low provided further support to thrift prices. Thrift stocks followed the broader market lower in mid-February, before recovering in late-February following a dip in long term Treasury yields. Thrift issues generally experienced some selling pressure during the first half of March, reflecting profit taking and weakness in the broader stock market. Higher interest rates and weakness in the broader market pressured thrift issues lower in late-March, which was followed by an upward move in thrift prices at the close of the first quarter.

Thrifts stocks generally traded lower at the start of the second quarter of 2004, as a strong employment report for March pushed interest rates higher. Higher interest rates and inflation worries pressured interest rate sensitive issues lower through most of April, with the sell-off sharpening in early-May following another strong employment report for April. Thrift stocks generally were more stable than the broader market in June and July, failing to participate in the broad market rally during June, while the selloff was more limited relative to the broader market selloff in July. On August 6, 2004, the SNL Index for all publicly-traded thrifts closed at 1,418.2, an increase of 10.3% from one year ago and a decline of 4.3% year-to-date. The SNL MHC Index closed at 2,519.6 on August 6, 2004, an increase of 23.3% from one year ago and a decline of 5.4% year-to-date.

B. <u>The New Issue Market</u>

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB ratio often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Thrift offerings completed in 2004 have generally been well received, with most offerings being oversubscribed and trading higher in initial trading activity. However, reflecting the general pull back in thrift stocks, one recent standard conversion (SE Financial Corp.) and one recent MHC offering (Monadnock Community Bancorp, Inc.) have traded down from their initial price appreciation following the close of their respective offerings. Moreover, both of the two most recent second step conversion offering have traded below their initial public offering ("IPO") price.

As shown in Table 4.3, two standard conversion offerings and two mutual holding company offerings were completed during the past three months. The mutual holding company offerings are considered to be more relevant for our analysis. Both the MHC offerings closed within their respective valuation ranges, with First Federal Financial Services, Inc. closing between the minimum and the midpoint, and Monadnock Community Bancorp, Inc., closing at the midpoint of the offering range. On a fully-converted basis, the average closing pro forma price/tangible book ratios of the recent MHC offerings equaled 78.7%. On average, the prices of the recent MHC offerings reflected price appreciation of 11.3% after the first week of trading as Monadnock Community Bancorp, was trading at its IPO price, while First Federal Financial Services traded up by 22.5%.

The two standard conversion offerings both were completed at the supermaximum of the offering range, at an average 80.3% pro forma P/TB. On average, the prices of the recent standard offerings reflected price appreciation of 4.5% after the first week of trading as SE Financial was trading 1.5% below its IPO price while Third Century Bancorp was trading 10.5% below its IPO price.

The most recent minority stock issuance by a comparably-sized New Jersey thrift was completed by Clifton Savings Bancorp ("Clifton") on March 4, 2004. Clifton would have been included in the Peer Group except that its status as a recent conversion (i.e., converted less than one year) precludes our ability to use this Company in the Peer Group given its lack of seasoning and as its financial results do not yet reflect the full benefit of reinvestment of the offering proceeds. Nonetheless, Clifton presents some useful insights into the local new issue market. Clifton's fully-converted pro forma price/tangible book ratio at closing equaled 90.5% and pro

Table 4.3
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information: ...ution	ST.	Conversion Date	Ticker	Pre-Conversion Data, Financial Info.: Assets ($Mil)	Equity/ Assets (%)	Asset Quality: NPAs/ Assets (%)	Res. Cov. (%)	Offering Information: Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Contribution to Charitable Found: Form	% of Offering (%)	Insider Purchases, Benefit Plans: ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)(2)	Initial Dividend Yield (%)	Pro Forma Data, Pricing Ratios(3): P/TB (%)	Core P/E (x)	P/A (%)	Financial Charac.: Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	Post-IPO Pricing Trends, Closing Price: First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
dard Conversions																														
l Century Bancorp	IN	6/30/04	TDCB-OTS BB	$ 107	7.62%	0.47%	662%	$ 16.5	100%	132%	3.8%	NA	NA	8.0%	4.0%	9.6%	0.00%	74.9%	39.1x	13.7%	0.4%	18.3%	1.9%	$10.00	$11.32	13.2%	$11.05	10.5%	$11.25	12.5%
inancial Corp.	PA	5/6/2004	SEFL-OTS BB	$ 86	9.22%	0.22%	150%	$ 25.8	100%	132%	2.2%	NA	NA	8.0%	4.0%	3.9%	0.00%	85.7%	41.7x	23.6%	0.6%	27.8%	2.1%	$10.00	$9.95	-0.5%	$9.85	-1.5%	$9.40	-6.0%
Averages - Standard Conversions:				$ 97	8.42%	0.35%	406%	$ 21.2	100%	132%	3.0%	N.A.	N.A.	8.0%	4.0%	6.8%	0.00%	80.3%	40.4x	18.7%	0.5%	23.0%	2.0%	$10.00	$10.64	6.4%	$10.45	4.5%	$10.33	3.3%
Medians - Standard Conversions:				$ 97	8.42%	0.35%	406%	$ 21.2	100%	132%	3.0%	N.A.	N.A.	8.0%	4.0%	6.8%	0.00%	80.3%	40.4x	18.7%	0.5%	23.0%	2.0%	$10.00	$10.64	6.4%	$10.45	4.5%	$10.33	3.3%
ond Step Conversions																														
. Financial Corporation	IN	7/30/04	DSFN-OTS BB	$ 78	12.07%	0.71%	59%	$ 8.5	52%	108%	6.1%	NA	NA	8.0%	4.0%	7.4%	4.00%	100.3%	20.0x	19.3%	1.0%	19.2%	5.0%	$10.00	$9.80	-2.0%	$9.50	-5.0%	$9.50	-5.0%
ners Trust Financial Group, Inc.*	NY	7/15/04	PRTR-NASDAQ	$3,628	11.01%	0.59%	264%	$ 148.8	54%	85%	3.6%	NA	NA	8.0%	4.0%	0.7%	2.50%	188.9%	17.2x	12.7%	0.7%	6.7%	11.0%	$10.00	$9.99	-0.1%	$9.98	-0.2%	$9.94	-0.6%
Averages - Second Step Conversions:				$1,853	11.54%	0.65%	162%	$ 78.6	53%	97%	4.9%	NA	NA	8.0%	4.0%	4.0%	3.25%	144.6%	18.6x	16.0%	0.9%	13.0%	8.0%	$10.00	$ 9.90	-1.1%	$ 9.74	-2.6%	$9.72	-2.8%
Medians - Second Step Conversions:				$1,853	11.54%	0.65%	162%	$ 78.6	53%	97%	4.9%	NA	NA	8.0%	4.0%	4.0%	3.25%	144.6%	18.6x	16.0%	0.9%	13.0%	8.0%	$10.00	$ 9.90	-1.1%	$ 9.74	-2.6%	$9.72	-2.8%
ual Holding Company Conversions																														
t Federal Financial Services, Inc.	IL	6/29/04	FFFS-NASDAQ	$ 123	15.62%	0.07%	471%	$ 17.6	45%	92%	3.9%	NA	NA	5.0%	4.0%	8.6%	2.40%	73.4%	23.7x	24.9%	1.2%	25.0%	4.8%	$10.00	$11.50	15.0%	$12.25	22.5%	$13.50	35.0%
adnock Community Bncp, Inc.*(9	NH	6/29/04	MNCK-OTC BB	$ 45	5.64%	0.37%	207%	$ 3.4	45%	100%	14.8%	NA	NA	4.0%	4.0%	13.5%	0.00%	84.1%	458.9x	14.7%	0.0%	10.7%	0.0%	$8.00	$8.30	3.8%	$8.00	0.0%	$7.70	-3.8%
Averages - Mutual Holding Company Conversions:				$ 84	10.63%	0.22%	339%	$ 10.5	45%	96%	9.3%	NA	NA	4.5%	4.0%	11.0%	1.20%	78.7%	241.3x	19.8%	0.6%	17.9%	2.4%	$ 9.00	$ 9.90	9.4%	$10.13	11.3%	$10.60	15.6%
Medians - Mutual Holding Company Conversions:				$ 84	10.63%	0.22%	339%	$ 10.5	45%	96%	9.3%	NA	NA	4.5%	4.0%	11.0%	1.20%	78.7%	241.3x	19.8%	0.6%	17.9%	2.4%	$ 9.00	$ 9.90	9.4%	$10.13	11.3%	$10.60	15.6%
Averages - All Conversions:				$ 678	10.20%	0.41%	302%	$36.8	66%	108%	5.7%	NA	NA	6.8%	4.0%	7.3%	1.48%	101.2%	100.1x	18.2%	0.6%	18.0%	4.1%	$9.67	$10.14	4.9%	$10.11	4.4%	$10.22	5.4%
Medians - All Conversions:				$ 97	10.12%	0.42%	236%	$17.1	53%	104%	3.8%	NA	NA	8.0%	4.0%	8.0%	1.20%	84.9%	31.4x	17.0%	0.7%	18.8%	3.4%	$10.00	$9.97	1.8%	$9.92	-0.1%	$9.72	-2.2%

e: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

Non-OTS regulated thrift.
As a percent of MHC offering for MHC transactions.
Does not take into account the adoption of SOP 93-6.
Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

August 6, 2004

forma core price/earnings ratio equaled 64.5 times. The offering was oversubscribed and was closed at the supermaximum of the range, and was trading 32.9% above the IPO price after one month of trading. Importantly, Clifton has traded down from the levels prevailing shortly after its IPO, reflecting the selloff in the thrift and MHC markets as a whole. On August 6, 2004, Clifton Savings Bancorp was trading 12.6% above its IPO price at a pro forma fully converted P/TB ratio equal to 97.76%.

C. The Acquisition Market

Also considered in the valuation was the potential impact on the Company's stock price of recently completed and pending acquisitions of other savings institutions operating in New Jersey. As shown in Exhibit IV-4, there were five New Jersey thrift acquisitions completed from 2001 through year-to-date 2004, and there is currently one acquisition pending of a New Jersey savings institution. We also considered the acquisition prospects for the Company including the acquisition prospects following a second step conversion as well as the potential for a remutualization within current regulatory guidelines. In this regard, we believe that remutualization transactions have positively impacted the pricing of all mutual holding companies (including the Peer Group) and that the Company's pro forma pricing would be similarly impacted by the potential for a remutualization transaction. However, the Company's current plan is to remain independent.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for MHC shares and the local acquisition market for thrift stocks. We also considered the potential for a remutualization transaction within the current regulatory guidelines. Taking all these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

The Company's management team appears to have experience and expertise in all of the key areas of operations. Exhibit IV-5 provides summary resumes of the Company's Board of Directors and senior management. While the Company does not have the resources to develop a great deal of management depth, given its asset size and the impact it would have on operating expenses, management and the Board have been effective in implementing an operating strategy that can be well managed by the Company's present organizational structure. The Company currently does not have any executive management positions that are vacant.

Similarly, the returns, capital positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a federally-insured savings and loan association operating in the MHC form of ownership, the Company will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Company's pro forma regulatory capital ratios. The one difference noted between the Company and the small minority of Peer Group companies that operate as FDIC regulated institutions was in the area of regulatory policy regarding dividend waivers (see the discussion above for "Dividends"). Since this factor was already accounted for in the "Dividends" section of this appraisal, no further adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Downward
Profitability, Growth and Viability of Earnings	No Adjustment
Asset Growth	Slight Upward
Primary Market Area	Slight Upward
Dividends	Slight Downward
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Basis of Valuation - Fully-Converted Pricing Ratios

As indicated in Chapter III, the valuation analysis included in this section places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-converted" basis. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) no opportunity for public shareholders to exercise voting control, thus limiting the potential for acquisition speculation in the stock price; (3) the potential pro forma impact of second-step conversions on the pricing of MHC institutions; (4) the regulatory policies regarding the dividend waiver policy by MHC institutions; and (5) the middle-tier structure maintained by certain MHCs which facilitates the ability for stock repurchases. The above characteristics of MHC shares have provided MHC shares with different trading characteristics versus fully-converted companies. To account for the unique trading characteristics of MHC shares, RP Financial has placed the financial data and pricing ratios of the Peer Group on a fully-converted basis to make them comparable for valuation purposes. Using the per share and pricing information of the Peer Group on a fully-converted basis accomplishes a number of objectives. First, such figures eliminate distortions that result when trying to compare institutions that have different public ownership interests outstanding. Secondly, such an analysis provides ratios that are comparable to the pricing information of fully-converted public companies, and more importantly, are directly applicable to determining the pro forma market value range of the 100% ownership interest in the Company as an MHC. Lastly, such an analysis allows for consideration of the potential dilutive impact of dividend waiver policies adopted by the Federal agencies. This technique is validated by the investment community's evaluation of MHC pricing, which also incorporates the pro forma impact of a second-step conversion based on the current market price.

To calculate the fully-converted pricing information for MHCs, the reported financial information for the public MHCs must incorporate the following assumptions, based on completed second step conversions to date: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second step-conversion; (2) the gross proceeds from such a sale were adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net proceeds are assumed to be reinvested at market rates on an after-tax basis; and (4) for FDIC-regulated institutions, the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the public MHCs were adjusted by the impact of the assumed second step conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 4.4 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the 10 public MHC institutions that form the Peer Group.

Valuation Approaches: Fully-Converted Basis

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing the Company's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches – all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Company's prospectus for reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8). Pursuant to the minority stock offering, we have also incorporated the valuation parameters disclosed in the

Table 4.4
Calculation of Implied Per Share Data -- Incorporating MHC Second Step Conversion
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2004

		Current Ownership			Current Per Share Data (MHC Ratios)					Impact of Second Step Conversion(4)				Pro Forma Per Share Data (Fully-Converted)(4)					Pro Forma(5)	
		Total Shares (000)	Public Shares (000)	MHC Shares (000)	EPS ($)	Core EPS ($)	Book Value ($)	Tang. Book ($)	Assets ($)	Share Price ($)	Gross Proceeds(1 ($000)	Net Incr. Capital(2) ($000)	Net Incr. Income(3) ($000)	EPS ($)	Core EPS ($)	Book Value ($)	Tang. Book ($)	Assets ($)	Public Pct. (%)	Dilution (%)
Publicly-Traded MHC Institutions																				
ALLB	Alliance Bank MHC of PA (20.0)	3,441	688	2,753	0.70	0.69	10.18	10.18	111.23	28.00	83,772	78,298	924	0.91	0.90	30.80	30.80	125.29	18.7	-1.30
BCSB	BCSB Bankcorp MHC of MD (36.4)	5,899	2,144	3,755	0.07	0.04	7.77	7.31	123.88	13.74	51,594	44,371	480	0.15	0.12	15.29	14.83	131.40	36.3	0.00
GOV	Green Co. Bancorp MHC of NY (43.9)	2,054	902	1,152	1.42	1.42	14.52	14.52	138.55	32.67	37,636	32,367	350	1.59	1.59	30.28	30.28	154.31	43.9	0.00
GCBC	Gouverneur Bncrp MHC of NY (42.5)	2,282	971	1,311	0.33	0.31	7.80	7.80	42.03	12.35	16,191	13,924	151	0.40	0.38	13.90	13.90	48.13	42.6	0.00
JXSB	Jacksonville Bancorp MHC of IL (46.8)	1,952	913	1,039	0.35	0.25	9.86	8.30	136.17	14.99	15,575	13,394	145	0.42	0.32	16.72	15.16	143.03	46.8	0.00
ONFC	Oneida Financial MHC of NY (42.4)	7,488	3,178	4,310	0.40	0.34	6.52	4.74	57.53	11.08	47,755	41,069	444	0.46	0.40	12.00	10.22	63.01	42.4	0.00
PBHC	Pathfinder BC MHC of NY (35.3)	2,448	865	1,583	0.61	0.44	9.08	7.19	123.50	15.50	24,537	21,101	228	0.70	0.53	17.70	15.81	132.12	35.3	0.00
ROME	Rome Bancorp Inc. MHC of NY (38.5)	4,232	1,630	2,602	0.36	0.45	8.40	8.40	62.69	29.00	75,458	64,894	702	0.53	0.62	23.73	23.73	78.02	38.5	0.00
WCFB	Webster City Fed. MHC of IA (39.0)	3,772	1,472	2,300	0.31	0.31	6.04	6.01	27.92	13.50	31,050	26,703	289	0.39	0.39	13.12	13.09	35.00	39.0	0.00
WFD	Westfield Fin. MHC of MA (46.5)	9,557	4,877	4,680	0.72	0.66	13.12	13.12	83.45	19.77	92,524	79,570	861	0.81	0.75	21.45	21.45	91.78	51.0	0.00

(1) Gross proceeds calculated as stock price multiplied by the number of shares owned by the mutual holding company (i.e., non-public shares).
(2) Net increase in capital reflects gross proceeds less offering expenses, contra-equity account for leveraged ESOP and deferred compensation account for restricted stock plan. For institutions with assets at the MHC level, the net increase in capital also includes consolidation of MHC assets with the capital of the institution concurrent with hypothetical second step.

Offering expense percent	2.00%
ESOP percent purchase	8.00%
Recognition plan percent	4.00%

(3) Net increase in earnings reflects after-tax reinvestment income (assumes ESOP and recognition plan do not generate reinvestment income), less after-tax ESOP amortization and recognition plan vesting:

After-tax reinvestment	2.31%
ESOP loan term (years)	10
Recognition plan vesting (years)	5
Effective tax rate	34.00%

(4) Figures reflect adjustments to "non-grandfathered" companies to reflect dilutive impact of cumulative dividends waived by the MHC (reflect FDIC policy regarding waived dividends).
(5) Reflects pro forma ownership position of minority stockholders after taking into account the OTS and FDIC policies regarding waived dividends assuming a hypothetical second step. For OTS "grandfathered" companies, *dilution reflects excess waived dividends and MHC assets. For all other companies*, dilution reflects all waived dividends and MHC assets.

Source: Corporate reports, offering circulars, and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2004 by RP® Financial, LC.

Company's prospectus for offering expenses. The assumptions utilized in the pro forma analysis in calculating the Company's full conversion value are described more fully below.

- Conversion Expenses. Offering expenses have been assumed to equal 3.0% of the gross proceeds, which is typical of the level of offering expenses recorded in offerings that were comparable to the Company's full conversion value.

- Effective Tax Rate. The Company has determined the marginal effective tax rate on the net reinvestment benefit of the conversion proceeds to be 39.94%.

- Reinvestment Rate. The pro forma section in the prospectus incorporates a 2.09% reinvestment rate, equivalent to the average of the prevailing yield for a U.S. Treasury bills with a one year maturity as of June 30, 2004.

- Stock Benefit Plans. The assumptions for the stock benefit plans, i.e., the ESOP and Recognition Plan, are consistent with the structure as approved by the Company's Board and the disclosure in the pro forma section of the prospectus. Specifically, the ESOP is assumed to purchase 8.0% of the stock in conversion at the initial public offering price, with the Company funded ESOP loan amortized on a straight-line basis over 15 years. The Recognition Plan is assumed to purchase 4.0% of the stock in the aftermarket at a price equivalent to the initial public offering price and will be amortized on a straight-line basis over five years.

- Charitable Foundation. The contribution to the Foundation is assumed to equal $2 million, funded with a mixture of cash and contributed stock. The stock component of the will be equal to 1.90% of the gross offering proceeds of the offering contributed at a value equal to the $10 IPO price while the balance of the contribution will be in the form of cash.

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, recent conversions and MHC offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Company's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma fully-converted basis for the Company as well as for the Peer Group and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting the minority offering proceeds, we also gave weight to the other valuation approaches.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Company will adopt Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of August 6, 2004, the pro forma market value of OSHC's full conversion offering, taking into account the dilutive impact of the stock contribution to the Foundation, equaled $66,258,920 at the midpoint, equal to 6,625,892 shares at $10.00 per share.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company's reported earnings equaled $2,763,000 for the 12 months ended June 30, 2004. As there were no non-recurring gains or losses in the trailing 12 month earnings for the Company, core earnings equaled reported earnings. Importantly, while the Peer Group's

earnings had limited non-operating items, we nonetheless excluded such items from their core earnings estimate on a tax effected basis (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

Based on the Company's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples (fully-converted basis) at the $66.26 million midpoint value equaled 22.73 times, indicating a discount of 20.3% and 28.9%, respectively, to the Peer Group's average reported and core P/E multiples (fully-converted basis) of 28.52 times and 31.97 times, respectively (see Table 4.5). At the supermaximum of the valuation range, the Company's pro forma reported and core P/E multiples (fully-converted basis) equaled 29.49 times, indicating a premium of 3.4% and discount of 7.8% relative to the comparative Peer Group average multiples. The implied discounts or premiums reflected in the Company's pro forma P/E multiples take into consideration the Company's pro forma P/B and P/A ratios. On an MHC basis, the Company's pro forma P/E multiples based on reported and core earnings equaled 23.78 times at the midpoint (see Table 4.6). At the supermaximum of the range, the Company's reported and core earnings multiples based on the minority stock offering equaled 31.22 times. In comparison, the Peer Group average multiples based on reported and core earnings equaled 33.42 and 34.96 times, respectively.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio (fully-converted basis), to the Company's pro forma book value (fully-converted basis). Based on the $66.26 million midpoint valuation, the Company's pro forma P/B and P/TB ratios both equaled 83.07%. In comparison to the average P/B and P/TB ratios for the Peer Group of 96.43% and 100.31%, the Company's ratios reflected a discount of 13.9% on a P/B basis and a discount of 17.2% on a P/TB basis. At the supermaximum of the valuation range, the Company's pro forma P/B and P/TB ratios (fully-converted basis) equaled 89.48%, indicating discounts of 7.2% and 10.8% relative to the comparative Peer Group average multiples. RP Financial considered the foregoing discounts under the P/B approach to be

Table 4.5
MHC Institutions -- Implied Pricing Ratios, Full Conversion Basis
Ocean Shore Holding Co. and the Comparables
As of August 6, 2004

	Fully Converted Implied Value		Per Share(8)		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
	Price/	Market	Core 12 Mo.	Book Value/						Amount/		Payout	Total	Equity/	NPAs/	Reported		Core	
Financial Institution	Share(1) ($)	Value ($Mil)	EPS(2) ($)	Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Share ($)	Yield (%)	Ratio(5) (%)	Assets ($Mil)	Assets (%)	Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
Ocean Shore Holding Co.																			
Superrange	$10.00	$87.63	$0.34	$11.18	29.49	89.48	15.31	89.48	29.49	$0.00	0.00%	0.00%	$572	17.11	0.00	0.52	3.03	0.52	3.03
Maximum	$10.00	$76.20	$0.39	$11.58	25.91	86.38	13.54	86.38	25.91	$0.00	0.00%	0.00%	$563	15.68	0.00	0.52	3.33	0.52	3.33
Midpoint	$10.00	$66.26	$0.44	$12.04	22.73	83.07	11.96	83.07	22.73	$0.00	0.00%	0.00%	$554	14.39	0.00	0.53	3.65	0.53	3.65
Minimum	$10.00	$56.32	$0.51	$12.66	19.50	78.98	10.32	78.98	19.50	$0.00	0.00%	0.00%	$546	13.07	0.00	0.53	4.05	0.53	4.05
All Public Companies(7)																			
Averages	21.37	432.96	0.96	14.34	17.16	152.76	16.41	165.68	19.10	0.48	2.26	36.65	2,864	10.82	0.62	0.82	9.01	0.68	7.18
Medians	--	--	--	--	16.04	143.29	14.66	156.62	17.81	--	--	--	--	--	--	--	--	--	--
Publicly-Traded MHC Institutions, Full Conversion Basis																			
Averages	$19.06	$79.21	$0.60	$19.50	28.52x	96.43	21.67	100.31	31.97x	0.47	2.68	53.65	408	22.01	0.67	0.71	3.14	0.67	2.90
Medians	--	--	--	--	28.58x	91.54	21.36	98.46	31.81x	--	--	--	--	--	--	--	--	--	--
Publicly-Traded MHC Institutions, Full Conversion Basis																			
ALLB Alliance Bank MHC of PA (20.0)	28.00	103.04	0.90	30.80	30.77	90.91	22.35	90.91	31.11	0.36	1.29	40.00	461	24.58	1.42	0.73	2.95	0.72	2.92
BCSB BCSB Bankcorp MHC of MD (36.4)	13.74	81.05	0.12	15.29	N.M.	89.86	10.46	92.65	N.M.	0.50	3.64	N.M.	775	11.64	0.17	0.12	0.99	0.10	0.79
GOV Gouverneur Bcp MHC of NY(42.5)	12.35	28.18	0.38	13.90	30.88	88.85	25.66	88.85	32.50	0.26	2.11	68.42	110	28.88	0.86	0.87	2.89	0.82	2.75
GCBC Green Co Bcrp MHC of NY (43.9)	32.67	67.10	1.59	30.28	20.55	107.89	21.17	107.89	20.55	0.84	2.57	52.83	317	19.62	N.A.	1.08	5.28	1.08	5.28
JXSB Jcksnville Bcp MHC of IL(46.8)	14.99	29.26	0.32	16.72	38.44	89.65	10.48	98.88	N.M.	0.30	2.00	N.M.	279	11.69	1.05	0.30	2.44	0.23	1.86
ONFC Oneida Fincl MHC of NY (42.4)	11.08	82.97	0.40	12.00	26.38	92.33	17.58	108.41	34.63	0.38	3.43	N.M.	472	19.04	0.17	0.73	3.78	0.64	3.29
PBHC Pathfinder BC MHC of NY (35.3)	15.50	37.94	0.53	17.70	22.14	87.57	11.73	98.04	29.25	0.40	2.58	N.M.	323	13.40	1.07	0.56	4.02	0.42	3.04
ROME Rome Bncp Inc MHC of NY (38.5)	29.00	122.73	0.62	23.73	N.M.	122.21	37.17	122.21	46.77	0.60	2.07	N.M.	330	30.42	0.52	0.69	2.22	0.80	2.60
WCFB Wbstr Cty Fed MHC of IA (39.0)	13.50	50.92	0.39	13.12	34.62	102.90	38.57	103.13	34.62	0.68	5.04	N.M.	132	37.49	0.46	1.11	2.98	1.11	2.98
WFD Westfield Finl MHC of MA(46.5)	19.77	188.94	0.75	21.45	24.41	92.17	21.54	92.17	26.36	0.40	2.02	53.33	877	23.37	0.33	0.87	3.80	0.81	3.51

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing 12 month data, adjusted to omit non-operating gains and losses on a tax-effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/Core = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stock form.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Figures estimated by RP Financial to reflect a second step conversion of the MHC to full stock form.

Source: Corporate reports, offering circulars, and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 4.6
Public Market Pricing
Ocean Shore Holding Co.
As of August 6, 2004
MHC Pricing - 45.67% Minority Stock Issuance

	Fully Converted Implied Value		Per Share		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							
																Reported		Core		
Financial Institution	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Mo. EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)	Offering Size ($Mil)
Ocean Shore Holding Co.																				
Superrange	$10.00	$40.02	$0.32	$6.48	31.22	154.42	16.50	154.42	31.22	$0.00	0.00%	0.00%	$531	10.68	0.00	0.53	4.95	0.53	4.95	$38.35
Maximum	$10.00	$34.80	$0.37	$6.86	27.25	145.82	14.47	145.82	27.25	$0.00	0.00%	0.00%	$527	9.92	0.00	0.53	5.35	0.53	5.35	$33.35
Midpoint	$10.00	$30.26	$0.42	$7.30	23.78	137.04	12.67	137.04	23.78	$0.00	0.00%	0.00%	$523	9.25	0.00	0.53	5.76	0.53	5.76	$29.00
Minimum	$10.00	$25.72	$0.49	$7.89	20.28	126.72	10.85	126.72	20.28	$0.00	0.00%	0.00%	$519	8.56	0.00	0.54	6.25	0.54	6.25	$24.65
All Public Companies(7)																				
Averages	21.37	432.96	0.96	14.34	17.16	152.76	16.41	165.68	19.10	0.48	2.26	36.65	2,864	10.82	0.62	0.82	9.01	0.68	7.18	
Medians	—	—	—	—	16.04	143.29	14.66	156.62	17.81	—	—	—	—	—	—	—	—	—	—	
Comparable Group Averages																				
Averages	$19.06	$31.61	$0.49	$9.33	33.42x	204.73	25.03	219.68	34.96x	0.47	2.68	22.45	366	12.11	0.67	0.66	5.31	0.63	4.92	
Medians	–	–	–	–	32.56x	173.77	23.64	220.11	35.23x	–	–	–	–	–	–	–	–	–	–	
Comparable Group																				
ALLB Alliance Bank MHC of PA (20.0)	28.00	19.26	0.69	10.18	40.00	275.05	25.17	275.05	40.58	0.36	1.29	10.43	383	9.15	1.42	0.63	6.84	0.63	6.74	
BCSB BCSB Bankcorp MHC of MD (36.4)	13.74	29.46	0.04	7.77	N.M.	176.83	11.09	187.96	N.M.	0.50	3.64	N.M.	731	6.27	0.17	0.06	0.91	0.04	0.52	
GOV Gouverneur Bcp MHC of NY(42.5)	12.35	11.99	0.31	7.80	37.42	158.33	29.38	158.33	39.84	0.26	2.11	N.M.	96	18.56	0.86	0.83	4.27	0.78	4.02	
GCBC Green Co Bcrp MHC of NY (43.9)	32.67	29.47	1.42	14.52	23.01	225.00	23.58	225.00	23.01	0.84	2.57	25.98	285	10.48	NA	1.08	9.89	1.08	9.89	
JXSB Jcksnville Bcp MHC of IL(46.8)	14.99	13.69	0.25	9.86	42.83	152.03	11.01	180.60	N.M.	0.30	2.00	N.M.	266	7.24	1.05	0.26	3.38	0.18	2.42	
ONFC Oneida Fincl MHC of NY (42.4)	11.08	35.21	0.34	6.52	27.70	169.94	19.26	233.76	32.59	0.38	3.43	N.M.	431	11.33	0.17	0.70	5.98	0.59	5.08	
PBHC Pathfinder BC MHC of NY (35.3)	15.50	13.41	0.44	9.08	25.41	170.70	12.55	215.58	35.23	0.40	2.58	N.M.	302	7.35	1.07	0.52	6.92	0.38	4.99	
ROME Rome Bncp Inc MHC of NY (38.5)	29.00	47.27	0.45	8.40	N.M.	345.24	46.26	345.24	N.M.	0.60	2.07	N.M.	265	13.40	0.52	0.58	4.22	0.73	5.27	
WCFB Wbstr Cty Fed MHC of IA (39.0)	13.50	19.87	0.31	6.04	43.55	223.51	48.35	224.63	43.55	0.68	5.04	N.M.	105	21.63	0.46	1.11	5.18	1.11	5.18	
WFD Westfield Finl MHC of MA(46.5)	19.77	96.42	0.66	13.12	27.46	150.69	23.69	150.69	29.95	0.40	2.02	30.93	798	15.72	0.33	0.85	5.53	0.78	5.07	

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing 12 month data, adjusted to omit non-operating gains and losses on a tax-effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/Core = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stock form.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

reasonable, in light of the previously referenced valuation adjustments and the nature of the calculation of the P/B ratio which mathematically results in a ratio discounted to book value.

On a reported basis (that is, on a current mutual holding company basis), the Company's pro forma P/B and P/TB ratios equaled 137.04% at the midpoint (see Table 4.6). In comparison, the Peer Group average ratios based on reported and tangible book value equaled 204.73% and 219.68%, respectively, which results in a discount 38% at the midpoint relative to the Peer Group's P/TB ratio and a discount of 30% based on the Company's pro forma P/TB ratio at the supermaximum of the offering range.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio (fully-converted basis) to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, the Company's full conversion value equaled 11.96% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio (fully-converted basis) of 21.67%, and thus, the Company's pro forma P/A ratio (fully-converted basis) reflects a 45% discount relative to the Peer Group average. On a reported basis, the Company's pro forma P/A ratio equaled 12.67%, which implies a discount of 49% relative to the Peer Group's average P/A ratio of 25.03%.

Comparison to Recent Conversions and MHC Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion and MHC offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The two recently completed MHC offerings closed at a price/tangible book ratio of 78.7% (fully-converted basis) and, on average, appreciated 11.3% during the first week of trading. In comparison, the Company's P/TB ratio of 83.07% at the midpoint value reflects an implied premium of 6% relative to the average closing P/TB ratio of the recent MHC offerings. At the top of the superrange, the Company's P/TB ratio of 89.48% reflected an implied premium of 14% relative to the average closing P/TB ratio of the recent MHC offerings.

Reference was made to Clifton earlier in the discussion of the new issue market. On August 6, 2004, Clifton was trading 12.6% above its IPO price at a pro forma fully converted P/TB ratio equal to 97.76%. Relative to Clifton's current trading level, the Company's P/TB is discounted by 15% at the midpoint of the offering range and by 8% at the supermaximum of the offering range.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of August 6, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued publicly as well as to the MHC, equaled $66,258,920 at the midpoint, equal to 6,625,892 shares offered at a per share value of $10.00. The valuation conclusion takes into account the dilutive impact of the $2.0 million contribution to the Foundation, with stock equal to 1.90% of the pro forma shares outstanding and the balance of the contribution comprised of cash ($741,080 at the midpoint of the offering range).

Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $56.3 million and a maximum value of $76.2 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 5,632,008 at the minimum and 7,619,776 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $87.6 million without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 8,762,742. The Board of Directors has established a public offering range such that the public ownership of the Company will constitute a 43.77% ownership, excluding the shares issued to the Foundation. Accordingly, the offering to the public of the minority stock will equal $24.7 million at the minimum, $29.0 million at the midpoint, $33.4 million at the maximum and $38.4 million at the supermaximum of the valuation range. Based on the public offering range and inclusive of the shares issued to the Foundation, equal to 1.90% of the offering shares, the public ownership of shares will represent 45.67% of the shares issued throughout the valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 4.5 and are detailed in Exhibit IV-7 and Exhibit IV-8; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 4.6 and are detailed in Exhibits IV-10 and IV-11.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS(continued)

EXHIBIT I-1

Ocean Shore Holding Co.
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-2

Ocean Shore Holding Co.
Key Operating Ratios

Exhibit I-2
Ocean Shore Holding Co.
Key Operating Ratios

	At or For the Six Months Ended June 30,		At or For the Year Ended December 31,				
	2004	2003	2003	2002	2001	2000	1999
Performance Ratios (1):							
Return on average assets	0.58	0.61	0.58	0.63	0.40	0.22	0.28
Return on average equity	11.36	12.27	11.80	13.69	9.30	6.09	6.87
Interest rate spread (2)	2.88	2.90	2.79	2.99	2.57	2.40	2.59
Net interest margin (3)	2.97	3.01	2.90	3.12	2.68	2.46	2.65
Noninterest expense to average assets	2.17	2.17	2.14	2.22	2.25	2.30	2.43
Efficiency ratio (4)	68.01	67.93	68.94	67.07	77.69	86.51	85.35
Average interest-earning assets to average interest-bearing liabilities	104.45	104.47	104.56	104.23	102.71	101.19	101.43
Average equity to average assets	5.12	4.97	4.92	4.61	4.30	3.64	4.13
Capital Ratios (5):							
Tangible capital	7.03	7.14	7.08	7.38	7.75	7.41	7.07
Core capital	7.03	7.14	7.08	7.38	7.75	7.41	7.07
Total risk-based capital	13.72	13.75	13.71	14.45	15.40	15.21	16.58
Asset Quality Ratios:							
Allowance for loan losses as a percent of total loans	0.41	0.33	0.37	0.29	0.22	0.21	0.21
Allowance for loan losses as a percent of nonperforming loans	N/M	165.16	275.21	121.68	N/M	158.54	52.59
Net charge-offs (recoveries) to average outstanding loans during the period	0.00	0.00	0.01	0.01	0.02	0.01	0.01
Non-performing loans as a percent of total loans	0.00	0.20	0.13	0.24	0.05	0.13	0.40
Other Data:							
Number of:							
Real estate loans outstanding	1,829	1,799	1,831	1,777	1,649	1,489	1,461
Deposit accounts	32,376	32,503	32,438	32,129	31,348	30,079	29,652
Offices	6	6	6	6	6	5	5

(1) Performance ratios for the six months ended June 30, 2004 and 2003 are annualized.
(2) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(3) Represents net interest income as a percent of average interest-earning assets.
(4) Represents noninterest expense divided by the sum of net interest income and noninterest income, excluding gains or losses on the sale of securities.
(5) Ratios are for Ocean City Home Bank.

EXHIBIT I-3

Ocean Shore Holding Co.
Investment Portfolio Composition

Exhibit I-3
Ocean Shore Holding Co.
Investment Portfolio Composition

	At June 30, 2004		At December 31, 2003		2002		2001	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)							
Securities available for sale:								
U.S. Government and agency securities	$ 19,889	$ 19,714	$ 19,050	$ 19,108	$ 2,991	$ 3,023	$ 10,226	$ 10,249
Mortgage-backed securities	52,340	52,255	60,803	61,495	57,618	59,544	63,798	64,135
Corporate debt securities	24,324	24,362	28,862	29,088	29,749	28,959	17,589	16,549
Other debt securities	4,947	4,991	5,946	6,044	6,944	7,018	6,542	6,274
Total debt securities	101,500	101,322	114,661	115,735	97,302	98,544	98,155	97,207
Marketable equity securities	8,029	8,086	8,029	8,130	5,029	5,199	5,029	5,210
Securities held to maturity:								
Mortgage-backed securities	1,635	1,629	741	772	1,487	1,548	2,015	2,017
Municipal securities	4,967	4,986	3,066	3,098	2,770	2,808	450	470
Total securities held to maturity	6,602	6,615	3,807	3,870	4,257	4,356	2,465	2,487
Total	$116,131	$116,023	$126,497	$127,735	$106,588	$108,099	$105,649	$104,904

EXHIBIT I-4

Ocean Shore Holding Co.
Yields and Costs

Exhibit I-4
Ocean Shore Holding Co.
Yields and Costs

	At June 30, 2004	Six Months Ended June 30,					
		2004			2003		
	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)						
Assets:							
Interest-earning assets:							
Loans	5.46%	$306,827	$ 8,634	5.63%	$276,626	$ 8,564	6.19%
Investment securities	3.96	118,332	2,408	4.07	116,497	2,703	4.64
Other interest-earning assets	1.08	22,424	113	1.01	21,512	133	1.24
Total interest-earning assets	4.82	447,583	11,155	4.97	414,635	11,400	5.50
Noninterest-earning assets		40,559			34,707		
Total assets		$488,142			$449,342		
Liabilities and equity:							
Interest-bearing liabilities:							
Interest-bearing demand deposits	0.94	$161,244	771	0.96	$132,919	795	1.20
Savings accounts	1.12	93,150	526	1.13	70,491	522	1.48
Certificates of deposit	2.98	112,946	1,712	3.03	127,819	2,328	3.64
Total interest-bearing deposits	1.61	367,340	3,009	1.64	331,229	3,645	2.20
FHLB advances	3.07	10,000	155	3.09	12,652	162	2.56
Securities sold under agreements to repurchase	3.59	33,870	610	3.60	35,345	629	3.56
Subordinated debt	8.67	15,464	670	8.67	–	–	–
Preferred trust securities		–	–	–	15,000	650	8.67
Other borrowings	6.25	1,820	57	6.25	2,649	83	6.25
Total borrowings	4.87	61,154	1,492	4.88	65,646	1,524	4.64
Total interest-bearing liabilities	2.07	428,494	4,501	2.10	396,875	5,169	2.60
Noninterest-bearing liabilities		34,663			30,156		
Total liabilities		463,157			427,031		
Retained earnings		24,985			22,311		
Total liabilities and retained earnings		$488,142			$449,342		
Net interest income			$ 6,654			$6,231	
Interest rate spread	2.75%			2.88%			2.90%
Net interest margin				2.97%			3.01%
Average interest-earning assets to average interest-bearing liabilities		104.45%			104.47%		

Exhibit I-4 (continued)
Ocean Shore Holding Co.
Yields and Costs

	Year Ended December 31,								
	2003			2002			2001		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in Thousands)								
Assets:									
Interest-earning assets:									
Loans	$285,926	$17,091	5.98%	$260,095	$17,632	6.78%	$216,099	$15,985	7.40%
Investment securities	120,407	5,151	4.28	105,573	5,820	5.51	107,003	7,099	6.63
Other interest-earning assets	24,849	274	1.10	21,890	357	1.63	20,162	663	3.29
Total interest-earning assets	431,182	22,516	5.22	387,558	23,809	6.14	343,264	23,747	6.92
Noninterest-earning assets	36,383			32,803			32,640		
Total assets	$467,565			$420,361			$375,904		
Liabilities and equity:									
Interest-bearing liabilities:									
Interest-bearing demand deposits	$145,422	1,598	1.10	$123,462	1,723	1.40	$104,561	2,594	2.48
Savings accounts	78,934	1,097	1.39	51,686	898	1.74	35,548	853	2.40
Certificates of deposit	124,495	4,304	3.46	126,991	5,385	4.24	120,629	6,761	5.61
Total interest-bearing deposits	348,851	6,999	2.01	302,139	8,006	2.65	260,738	10,208	3.92
FHLB advances	11,313	319	2.82	1,575	33	2.12	269	10	3.72
Securities sold under agreements to repurchase	34,785	1,244	3.58	50,277	2,186	4.35	57,192	2,949	5.16
Subordinated debt	15,000	1,301	8.67	–	--	–	–	–	–
Preferred trust securities	–	--	–	15,000	1,301	8.67	15,000	1,301	8.67
Other borrowings	2,430	152	6.25	2,828	194	6.87	1,023	72	7.00
Total borrowings	63,528	3,016	4.75	69,680	3,714	5.33	73,484	4,331	5.89
Total interest-bearing liabilities	412,379	10,015	2.43	371,819	11,720	3.15	334,222	14,539	4.35
Noninterest-bearing liabilities	32,184			29,163			25,507		
Total liabilities	444,563			400,982			359,729		
Retained earnings	23,002			19,379			16,175		
Total liabilities and retained earnings	$467,565			$420,361			$375,904		
Net interest income		$12,501			$12,089			$ 9,208	
Interest rate spread			2.79%			2.99%			2.57%
Net interest margin			2.90%			3.12%			2.68%
Average interest-earning assets to average interest-bearing liabilities	104.56%			104.23%			102.71%		

EXHIBIT I-5

Ocean Shore Holding Co.
Interest Rate Risk Analysis

Exhibit I-5
Ocean Shore Holding Co.
Interest Rate Risk Analysis

	At June 30, 2004 Percentage Change in Estimated Net Interest Income Over	
	12 Months	24 Months
200 basis point increase in rates	-0.43%	3.01%
100 basis point decrease in rates	-2.24%	-9.62%

	Net Portfolio Value (Dollars in thousands)			Net Portfolio Value as % of Portfolio Value of Assets	
Basis Point ("bp") Change in Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
300 bp	$38,982	(16,974)	(30)%	8.21%	(300)bp
200	45,249	(10,706)	(19)	9.36	(185)
100	51,562	(4,394)	(8)	10.48	(73)
0	55,956	–	–	11.21	–
(100)	53,841	(2,114)	(4)	10.76	(45)

EXHIBIT I-6

Ocean Shore Holding Co.
Fixed Rate and Adjustable Rate Loans

Exhibit I-6
Ocean Shore Holding Co.
Fixed Rate and Adjustable Rate Loans

	Fixed Rates	Floating or Adjustable Rates	Total
		(In thousands)	
Real estate-mortgage loans	$185,339	$73,463	$258,802
Real estate-construction loans	1,060	805	1,865
Commercial loans	1,469	3,978	5,447
Consumer loans	24,025	10,696	34,721
Total	$211,893	$88,942	$300,835

EXHIBIT I-7

Ocean Shore Holding Co.
Loan Portfolio Composition

Exhibit I-7
Ocean Shore Holding Co.
Loan Portfolio Composition

	At June 30, 2004		At December 31,									
			2003		2002		2001		2000		1999	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)											
Real estate - mortgage:												
One- to four-family residential	$234,933	74.4%	$229,042	75.7%	$212,640	78.5%	$186,457	77.4%	$152,937	75.1%	$145,484	78.3%
Commercial and multi-family	23,951	7.6	25,869	8.6	19,105	7.1	14,311	6.0	10,187	5.0	8,970	4.8
Total real estate - mortgage loans	258,884	82.0	254,911	84.3	231,745	85.6	200,768	83.4	163,124	80.1	154,454	83.1
Real estate - construction:												
Residential	5,334	1.7	4,258	1.4	5,850	2.2	5,495	2.3	3,049	1.5	1,015	0.5
Commercial	6,848	2.2	5,702	1.9	1,007	0.4	1,599	0.7	3,260	1.6	359	0.2
Total real estate - construction loans	12,182	3.9	9,960	3.3	6,857	2.6	7,094	2.9	6,309	3.1	1,374	0.7
Commercial	9,684	3.1	8,572	2.8	7,034	2.6	7,385	3.1	6,133	3.0	3,434	1.9
Consumer:												
Home equity	33,727	10.7	27,592	9.1	23,528	8.7	22,468	9.3	23,894	11.7	22,016	11.8
Other	1,118	0.4	1,404	0.5	1,780	0.6	2,991	1.2	4,191	2.1	4,638	2.5
Total consumer loans	34,845	11.0	28,996	9.6	25,308	9.3	25,459	10.6	28,085	13.8	26,654	14.3
Total loans	315,595	100.0%	302,439	100.0%	270,944	100.0%	240,706	100.0%	203,651	100.0%	185,916	100.0%
Net deferred loan fees	474		455		341		(76)		(260)		(534)	
Allowance for losses	(1,292)		(1,116)		(775)		(531)		(425)		(389)	
Loans, net	$314,777		$301,778		$270,510		$240,099		$202,966		$184,993	

EXHIBIT I-8

Ocean Shore Holding Co.
Contractual Maturity By Loan Type

Exhibit I-8
Ocean Shore Holding Co.
Contractual Maturity By Loan Type

	Real Estate-Mortgage Loans	Real Estate-Construction Loans	Commercial Loans	Consumer Loans	Total Loans
			(In thousands)		
Amounts due in:					
One year or less	$ 82	$10,317	$ 4,237	$ 124	$ 14,760
More than one to five years	2,459	1,480	2,941	8,686	15,566
More than five years	256,343	385	2,506	26,035	285,269
Total	$258,884	$12,182	$9,684	$34,845	$315,595

EXHIBIT I-9

Ocean Shore Holding Co.
Loan Originations, Purchases and Sales

Exhibit I-9
Ocean Shore Holding Co.
Loan Originations, Purchases and Sales

	Six Months Ended June 30,		Year Ended December 31,				
	2004	2003	2003	2002	2001	2000	1999
	(In thousands)						
Total loans at beginning of period	$302,439	$270,944	$270,944	$240,706	$203,651	$185,915	$182,859
Loans originated:							
Real estate-mortgage	31,671	51,803	94,033	85,274	64,677	25,204	35,739
Real estate-construction	7,744	6,648	15,353	16,485	13,054	11,402	3,349
Commercial	5,660	4,892	11,349	4,909	6,526	8,152	2,950
Consumer	15,349	14,048	24,279	18,063	13,898	12,891	10,353
Total loans originated	60,424	77,391	145,014	124,731	98,155	57,649	52,391
Loans purchased	464	–	–	394	–	–	–
Deduct:							
Real estate loan principal repayments	33,784	42,732	72,950	65,015	35,042	22,819	23,031
Loan sales	–	5,068	5,068	6,003	4,259	676	18,607
Other repayments	13,948	14,204	30,501	26,869	21,799	16,418	7,697
Net loan activity	13,156	14,387	31,495	30,238	37,055	17,736	3,056
Total loans at end of period	$315,595	$285,331	$302,439	$270,944	$240,706	$203,651	$185,915

EXHIBIT I-10

Ocean Shore Holding Co.
Non-Performing Assets

Exhibit I-10
Ocean Shore Holding Co.
Non-Performing Assets

	At June 30,	At December 31,				
	2004	2003	2002	2001	2000	1999
		(Dollars in thousands)				
Nonaccrual loans:						
Real estate - mortgage loans	$ –	$337	$493	$101	$231	$696
Real estate - construction loans	–	–	–	–	–	–
Commercial	–	–	41	–	8	19
Consumer	7	69	103	14	29	23
Total	7	406	637	115	268	738
Accruing loans past due 90 days or more	–	–	–	–	–	–
Total of nonaccrual and 90 days or more past due loans	7	406	637	115	268	738
Real estate owned	–	–	–	–	–	–
Other nonperforming assets	–	–	–	–	–	–
Total nonperforming assets	7	406	637	115	268	738
Troubled debt restructurings	–	–	–	–	–	–
Troubled debt restructurings and total nonperforming assets	$ 7	$406	$637	$115	$268	$738
Total nonperforming loans to total loans	–%	0.13%	0.24%	0.05%	0.13%	0.40%
Total nonperforming loans to total assets	–%	0.08%	0.15%	0.03%	0.08%	0.21%
Total nonperforming assets and troubled debt restructurings to total assets	–%	0.08%	0.15%	0.03%	0.08%	0.21%

EXHIBIT I-11

Ocean Shore Holding Co.
Loan Loss Allowance Activity

Exhibit I-11
Ocean Shore Holding Co.
Loan Loss Allowance Activity

	Six Months Ended June 30,		Year Ended December 31,				
	2004	2003	2003	2002	2001	2000	1999
	(Dollars in thousands)						
Allowance at beginning of period	$1,116	$775	$775	$531	$425	$389	$365
Provision for loan losses	$180	$180	$360	$275	$140	$ 63	$ 40
Charge offs:							
Real estate-mortgage loans	—	—	—	—	7	—	—
Real estate-construction loans	—	—	—	—	—	—	—
Commercial loans	—	—	8	1	4	19	—
Consumer loans	8	9	12	37	26	10	18
Total charge-offs	8	9	20	38	37	29	18
Recoveries:							
Real estate-mortgage loans	—	—	—	—	—	—	—
Real estate-construction loans	—	—	—	—	—	—	—
Commercial loans	—	—	—	—	—	—	—
Consumer loans	4	1	1	7	3	2	2
Total recoveries	4	1	1	7	3	2	2
Net charge-offs	4	8	19	31	34	27	16
Allowance at end of period	$1,292	$947	$1,116	$775	$531	$425	$389
Allowance to nonperforming loans	N/M	165.16%	275.21%	121.68%	3852.14%	158.54%	52.59%
Allowance to total loans outstanding at the end of the period	0.41%	0.33%	0.37%	0.29%	0.22%	0.21%	0.21%
Net charge-offs (recoveries) to average loans outstanding during the period	0.00%	0.00%	0.01%	0.01%	0.02%	0.01%	0.01%

EXHIBIT I-12

Ocean Shore Holding Co.
Deposit Composition

Exhibit I-12
Ocean Shore Holding Co.
Deposit Composition

	At June 30, 2004		At December 31,					
			2003		2002		2001	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
				(Dollars in thousands)				
Noninterest-bearing demand deposits	$ 39,979	9.7%	$ 23,638	6.1%	$ 20,967	6.0%	$ 19,853	6.8%
Interest-bearing demand deposits	160,739	39.2	162,187	41.6	135,436	39.1	110,938	37.9
Savings accounts	95,829	23.3	90,698	23.2	61,763	17.8	40,163	13.7
Certificates of deposit	114,063	27.8	113,751	29.1	128,471	37.1	122,008	41.6
Total	$410,610	100.0%	$390,274	100.0%	$346,637	100.0%	$292,962	100.0%

EXHIBIT I-13

Ocean Shore Holding Co.
Time Deposit Rate/Maturity

Exhibit I-13
Ocean Shore Holding Co.
Time Deposit Rate/Maturity

	Amount Due						
	Less Than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years to Four Years	More Than Four Years	Total	Percent of Total Certificate Accounts
	(Dollars in thousands)						
0.00 - 1.00%	$ 958	$ –	$ –	$ –	$ –	$ 958	0.8%
1.01 - 2.00%	40,547	4,087	–	–	–	44,634	39.1
2.01 - 3.00%	8,351	5,760	6,579	493	94	21,277	18.7
3.01 - 4.00%	2,764	1,510	1,145	1,476	8,013	14,908	13.1
4.01 - 5.00%	1,361	252	860	317	15,603	18,393	16.1
5.01 - 6.00%	1,919	88	874	2,155	39	5,075	4.5
6.01 - 7.00%	944	508	4,122	3,244	–	8,818	7.7
Total	$56,844	$12,205	$13,580	$7,685	$23,749	$114,063	100.0%

EXHIBIT I-14

Ocean Shore Holding Co.
Borrowings Activity

Exhibit I-14
Ocean Shore Holding Co.
Borrowings Activity

	Six Months Ended June 30,		Year Ended December 31,		
	2004	2003	2003	2002	2001
	(In thousands)				
Maximum amount outstanding at any month end during the period:					
FHLB advances	$10,000	$15,000	$15,000	$10,000	$ 5,000
Securities sold under agreements to repurchase	34,590	35,860	35,860	51,835	58,890
Subordinated debt	15,464	–	15,464	–	–
Preferred trust securities	–	15,000	–	15,000	15,000
Other borrowings	1,890	2,688	2,688	2,912	4,165
Average amounts outstanding during the period:					
FHLB advances	$10,000	$12,652	$11,313	$ 1,575	$ 269
Securities sold under agreements to repurchase	33,870	35,345	34,785	50,277	57,192
Subordinated debt	15,464	–	15,464	–	–
Preferred trust securities	–	15,000	–	15,000	15,000
Other borrowings	1,823	2,649	2,430	2,828	1,023
Weighted average interest rate during the period:					
FHLB advances	3.09%	2.56%	2.82%	2.12%	3.54%
Securities sold under agreements to repurchase	3.60	3.56	3.58	4.35	5.16
Subordinated debt	8.67	–	8.67	–	–
Preferred trust securities	–	8.67	–	8.67	8.67
Other borrowings	6.25	6.25	6.25	6.87	7.00
Balance outstanding at end of period:					
FHLB advances	$10,000	$10,000	$10,000	$10,000	$ 5,000
Securities sold under agreements to repurchase	33,010	34,225	33,490	35,410	51,550
Subordinated debt	15,464	–	15,464	–	–
Preferred trust securities	–	15,000	–	15,000	15,000
Other borrowings	1,648	2,567	2,014	2,708	2,930
Weighted average interest rate at end of period:					
FHLB advances	3.07%	3.07%	3.07%	2.40%	1.92%
Securities sold under agreements to repurchase	3.72	3.51	3.61	3.56	4.34
Subordinated debt	8.67	–	8.67	–	–
Preferred trust securities	–	8.67	–	8.67	8.67
Other borrowings	6.25	6.25	6.25	6.25	7.00

EXHIBIT II-1

Description of Office Facilities

Exhibit II-1
Ocean Shore Holding Co.
Description of Office Facility

Location	Year Opened	Square Footage	Date of Lease Expiration	Owned/ Leased	Net Book Value as of June 30, 2004
			(Dollars in thousands)		
Main Office:					
1001 Asbury Avenue Ocean City, NJ 08226	1920	10,400	N/A	Owned	$1,660
Branches:					
105 Roosevelt Boulevard Marmora, NJ 08223	1986	11,400	N/A	Owned	2,162
1777 New Road Linwood, NJ 08221	1994	8,600	N/A	Owned	1,302
6302 Ventnor Avenue Ventnor, NJ 08406	1994	2,600	N/A	Owned	871
1184 Ocean Heights Avenue Egg Harbor Township, NJ 08234	1999	2,100	N/A	Owned	958
778 White Horse Pike Absecon, NJ 08201	2001	2,500	2011	Leased	34

EXHIBIT II-2

Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1995:	Quarter 1	9.00%	5.88%	6.49%	7.20%
	Quarter 2	9.00%	5.60%	5.65%	6.21%
	Quarter 3	8.75%	5.40%	5.65%	6.17%
	Quarter 4	8.50%	5.10%	5.18%	5.58%
1996:	Quarter 1	8.25%	5.13%	5.41%	6.34%
	Quarter 2	8.25%	5.18%	5.70%	6.73%
	Quarter 3	8.25%	5.14%	5.71%	6.72%
	Quarter 4	8.25%	5.21%	5.51%	6.43%
1997:	Quarter 1	8.50%	5.35%	6.02%	6.92%
	Quarter 2	8.50%	5.25%	5.67%	6.51%
	Quarter 3	8.50%	5.06%	5.47%	6.12%
	Quarter 4	8.50%	5.36%	5.51%	5.75%
1998:	Quarter 1	8.50%	5.16%	5.41%	5.67%
	Quarter 2	8.50%	5.10%	5.38%	5.44%
	Quarter 3	8.25%	4.37%	4.41%	4.44%
	Quarter 4	7.75%	4.48%	4.53%	4.65%
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
As of	August 6, 2004	4.25%	1.42%	1.85%	4.21%

(1) End of period data.

Sources: Federal Reserve.

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

P FINANCIAL, LC.
inancial Services Industry Consultants
700 North Moore Street, Suite 2210
rlington, Virginia 22209
703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
August 9, 2004(1)

'icker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
'alifornia Companies										
3DW	Golden West Fin. Corp. of CA	NYSE	Nationwide	Thrift	93,159	271	12-31	05/59	106.61	16,285
VES	Westcorp of Irvine CA	NYSE	California	Thrift	14,999	18	12-31	05/86	40.62	2,105
NDE	IndyMac Bancorp, Inc. of CA	NYSE	Southern CA	Thrift	14,496 M	10	12-31	/	33.20	2,028
DSL	Downey Financial Corp. of CA	NYSE	Southern CA,AZ	Thrift	14,222	170	12-31	01/71	52.48	1,468
FED	FirstFed Financial Corp. of CA	NYSE	Los Angeles CA	Thrift	5,525	29	12-31	12/83	44.50	730
CCBI	Commercial Capital Bcrp of CA	OTC	Southern CA	Thrift	4,744	3	12-31	12/02	20.75	1,102
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Southern CA	Thrift	3,644	26	03-31	03/96	34.83	585
QCBC	Quaker City Bancorp, Inc of CA	OTC	Los Angeles CA	Thrift	1,871	24	06-30	12/93	54.82	344
UPFC	United PanAm Fin. Corp of CA	OTC	San Francisco CA	Thrift	1,684	4	12-31	04/98	16.90	273
PROV	Provident Fin. Holdings of CA	OTC	Southern CA	M.B.	1,319	12	06-30	06/96	23.00	163
HWFG	Harrington West Fncl Grp of CA	OTC	South CA,KS,AZ	Thrift	1,005 M	11	12-31	11/02	16.50	87
KFED	K-Fed Bancorp of CA MHC (39.1)	OTC	Southern CA	Thrift	923 P	4	12-31	03/04	13.01	189
FPTB	First PacTrust Bancorp of CA	OTC	Southern CA	Thrift	665	9	12-31	08/02	23.24	109
PPBI	Pacific Premier Bncrp of CA	OTC	Southern CA	Thrift	424	3	12-31	06/97	10.75	67
BYFC	Broadway Financial Corp. of CA	OTC	Los Angeles CA	Thrift	254	4	12-31	01/96	11.75	18
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	OTC	Miami FL	Thrift	8,262	41	09-30	12/85	27.18	816
BBX	BankAtlantic Bancorp of FL	NYSE	Southeastern FL	M.B.	5,429	73	12-31	11/83	17.65	1,055
FFFL	Fidelity Bankshares, Inc of FL	OTC	Southeast FL	Thrift	3,403	42	12-31	05/01	33.67	509
HARB	Harbor Florida Bancshrs of FL	OTC	EastCentral FL	Thrift	2,592	33	09-30	03/98	29.25	696
FFLC	FFLC Bancorp of Leesburg FL	OTC	Central FL	Thrift	1,011	14	12-31	01/94	27.14	146
FDT	Federal Trust Corp of FL	AMEX	Northcentral FL	Thrift	483 M	5	12-31	12/97	7.55	50
FCFL	First Community Bk Corp of FL	OTC	West Central FL	Thrift	206 M	3	12-31	/	20.90	42
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	MA,PA,NJ,CT,RI	M.B.	47,044 M	522	12-31	08/86	20.93	6,483
NYB	New York Community Bcrp of NY (3)	NYSE	NY,NJ	Thrift	26,494 M	151	12-31	11/93	19.37	5,123
GPT	GreenPoint Fin. Corp. of NY (3)	NYSE	New York City NY	Thrift	25,955	85	12-31	01/94	39.98	5,273
AF	Astoria Financial Corp. of NY	NYSE	New York City NY	Thrift	22,334	86	12-31	11/93	34.55	2,654
HCBK	Hudson Cty Bcp MHC of NJ(34.5) (3)	OTC	New Jersey	Thrift	18,671	82	12-31	07/99	33.79	6,324
ICBC	Independence Comm Bnk Cp of NY	OTC	NY,NJ	Thrift	18,018	81	12-31	03/98	36.94	3,081
NWSB	Northwest Bcrp MHC of PA(41.4)	OTC	PA,NY,OH,MD	Thrift	5,779	146	06-30	11/94	20.60	988
WYPT	Waypoint Financial Corp of PA	OTC	PA,MD	Thrift	5,443	61	12-31	10/00	26.56	887
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Northern NJ	Thrift	4,258 M	55	12-31	01/03	17.20	1,033
FNFG	First Niagara Fin. Group of NY (3)	OTC	North/Central NY	Thrift	3,589 D	47	12-31	01/03	12.29	1,029
DCOM	Dime Community Bancshars of NY (3)	OTC	New York City NY	Thrift	3,470	20	12-31	06/96	15.60	582
TRST	TrustCo Bank Corp NY of NY	OTC	NY,FL,VT	Thrift	2,849	61	12-31	/	12.17	903
HRBT	Hudson River Bancorp Inc of NY	OTC	Southeast NY	Thrift	2,610	51	03-31	07/98	17.32	527
WSFS	WSFS Financial Corp. of DE (3)	OTC	Wilmington DE,PA	Div.	2,241 M	21	12-31	11/86	49.50	347
PRTRD	Partners Trust Fin. Grp. of NY	OTC	Central NY	Thrift	2,183 P	17	12-31	07/04	9.79	272
KNBT	KNBT Bancorp, Inc. of PA	OTC	Eastern PA	Thrift	2,057 M	40	12-31	11/03	15.60	450
FFIC	Flushing Fin. Corp. of NY (3)	OTC	New York City NY	Thrift	2,028	11	12-31	11/95	17.46	336
PFSB	PennFed Fin. Services of NJ	OTC	Northern NJ	Thrift	1,902	22	06-30	07/94	30.63	208
PBCP	Provident Bancorp, Inc. of NY	OTC	Southeastern NY	Thrift	1,783	20	09-30	01/04	10.80	428
OCFC	OceanFirst Fin. Corp of NJ	OTC	Eastern NJ	Thrift	1,768 M	17	12-31	07/96	22.07	295
PVSA	Parkvale Financial Corp of PA	OTC	Southwestern PA	Thrift	1,612	39	06-30	07/87	26.25	147
ESBF	ESB Financial Corp. of PA	OTC	Western PA	Thrift	1,372 M	17	12-31	06/90	12.33	132
FMCO	FMS Fin Corp. of Burlington NJ	OTC	Southern NJ	Thrift	1,240	40	12-31	12/88	16.58	108
WGBC	Willow Grove Bancorp Inc of PA	OTC	Philadelphia PA	Thrift	922	14	06-30	04/02	16.13	159
SFFS	Sound Fed Bancorp, Inc. of NY	OTC	NY,CT	Thrift	915	10	03-31	01/03	13.00	163
NEPF	Northeast PA Fin. Corp of PA	OTC	Northeast PA	Thrift	881	16	09-30	04/98	16.75	70
SYNF	Synergy Financial Group of NJ	OTC	Central NJ	Thrift	800	18	12-31	01/04	10.02	125
CSBK	Clifton Svg Bp MHC of NJ(45.0)	OTC	Northeast NJ	Thrift	749 P	10	03-31	03/04	11.26	344
WSBI	Warwick Community Bncrp of NY (3)	OTC	Southeast NY,NJ	Thrift	747 M	10	12-31	12/97	31.83	143
BCSB	BCSB Bankcorp MHC of MD (36.4)	OTC	Northeast MD	Thrift	731 M	16	09-30	07/98	13.74	81
HARL	Harleysville Svgs Fin Cp of PA	OTC	Southeastern PA	Thrift	708	5	09-30	08/87	27.25	62

FINANCIAL, LC.
nancial Services Industry Consultants
00 North Moore Street, Suite 2210
lington, Virginia 22209
03) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
August 9, 2004(1)

cker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
	d-Atlantic Companies (continued)									
;CI	Pamrapo Bancorp, Inc. of NJ	OTC	Northern NJ	Thrift	644	9	12-31	11/89	20.43	102
;BI	Fidelity Bancorp, Inc. of PA	OTC	Southwestern PA	Thrift	636	13	09-30	06/88	20.74	55
IRD	TF Fin. Corp. of Newtown PA	OTC	PA,NJ	Thrift	613 M	14	12-31	07/94	26.52	77
/BI	Severn Bancorp, Inc. of MD	OTC	Central Maryland	Thrift	599 M	2	12-31	/	36.70	153
(FS	First Keystone Fin., Inc of PA	OTC	Southeastern PA	Thrift	571 M	7	09-30	01/95	22.98	44
NY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	539 M	5	03-31	10/94	18.50	42
AFC	Greater Atlant. Fin Corp of VA	OTC	North. VA,DC,MD	Thrift	538 M	9	09-30	06/99	6.00	18
SB	Washington SB, FSB of Bowie MD	AMEX	Southeastern MD	Thrift	471 M	5	07-31	08/88	10.40	76
NFC	Oneida Fincl MHC of NY (42.4)	OTC	Central NY	Thrift	431	9	12-31	12/98	11.08	83
VFC	WVS Financial Corp. of PA	OTC	Pittsburgh PA	Thrift	400 M	6	06-30	11/93	17.34	43
LLB	Alliance Bank MHC of PA (20.0)	OTC	Southeastern PA	Thrift	383	8	12-31	03/95	28.00	96
HSB	PHSB Financial Corp. of PA	OTC	Western PA	Thrift	323	10	12-31	12/01	21.55	63
FBC	Advance Fin. Bancorp of WV	OTC	Northwest WV,OH	Thrift	319 M	8	06-30	01/97	18.65	26
BHC	Pathfinder BC MHC of NY (35.3) (3)	OTC	Central NY	Thrift	302 M	6	12-31	11/95	15.50	38
ARL	Laurel Capital Group Inc of PA	OTC	Southwestern PA	Thrift	301 M	8	06-30	02/87	20.35	39
SBK	Elmira Svgs Bank, FSB of NY (3)	OTC	NY,PA	Thrift	295 M	6	12-31	03/85	29.50	32
CBC	Green Co Bcrp MHC of NY (43.9)	OTC	Southeast NY	Thrift	285	6	06-30	12/98	32.67	67
OME	Rome Bncp Inc MHC of NY (38.5) (3)	OTC	Central NY	Thrift	265	4	12-31	10/99	29.00	123
FSB	Independence FSB of DC	OTC	Washington DC,MD	Thrift	201 M	4	12-31	06/85	20.30	32
LFC	Atlantic Liberty Fincl of NY	OTC	Brooklyn, NY	Thrift	183	2	03-31	10/02	18.00	30
3OV	Gouverneur Bcp MHC of NY(42.5)	AMEX	Northern NY	Thrift	96 M	2	09-30	03/99	12.35	28
	Mid-West Companies									
FBC	Flagstar Bancorp, Inc. of MI	NYSE	MI,IN	Thrift	12,185 M	95	12-31	04/97	20.23	1,237
CFB	Commercial Federal Corp. of NE	NYSE	CO,NE,IA,KS,OK	M.B.	11,714	191	12-31	12/84	26.09	1,040
MAFB	MAF Bancorp, Inc. of IL	OTC	Chicago IL	Thrift	9,375	41	12-31	01/90	39.50	1,290
CFFN	Capitol Fd Fn MHC of KS (29.2)	OTC	Kansas	Thrift	8,447	35	09-30	04/99	31.71	2,346
ABCW	Anchor BanCorp Wisconsin of WI	OTC	Wisconsin	M.B.	3,810 M	54	03-31	07/92	24.85	572
FTFC	First Fed. Capital Corp. of WI	OTC	S. WI,MN,IL	Thrift	3,685	87	12-31	11/89	27.87	628
BKMU	Bank Mutual Corp of WI	OTC	WI,MN	Thrift	3,107	69	12-31	10/03	11.06	865
TONE	TierOne Corp. of Lincoln NE	OTC	NE,IA,KS	Thrift	2,256 M	58	12-31	10/02	20.40	373
FPFC	First Place Fin. Corp. of OH	OTC	Northeast OH	Thrift	2,247	24	06-30	01/99	16.85	255
UCFC	United Community Fin. of OH	OTC	Youngstown OH,PA	Thrift	2,184	34	12-31	07/98	10.60	330
CITZ	CFS Bancorp, Inc of Munster IN	OTC	IN,IL	Thrift	1,556 M	19	12-31	07/98	12.95	159
NASB	NASB Fin, Inc. of Grandview MO	OTC	Western MO	Thrift	1,333 M	9	09-30	09/85	35.11	297
CTZN	Citizens First Bancorp of MI	OTC	Southeast MI	Thrift	1,287 M	15	12-31	03/01	21.30	177
FDEF	First Defiance Fin. Corp of OH	OTC	Northwest OH	Thrift	1,073	17	12-31	10/95	25.06	158
CAFI	Camco Fin Corp of Cambridge OH	OTC	Eastern OH,KY	Thrift	1,057 M	23	12-31	/	14.59	107
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	918 M	8	12-31	04/98	25.90	121
HMNF	HMN Financial, Inc. of MN	OTC	Southeast MN,IA	Thrift	914	13	12-31	06/94	25.59	114
PCBI	Peoples Community Bcrp. of OH	OTC	Southwest OH	Thrift	853 M	15	09-30	03/00	23.00	58
HFFC	HF Financial Corp. of SD	OTC	SD,MN	Thrift	823 M	34	06-30	04/92	15.34	54
MFSF	MutualFirst Fin. Inc. of IN	OTC	Eastcentral IN	Thrift	809 M	17	12-31	12/99	22.81	113
CASH	First Midwest Fin., Inc. of IA	OTC	IA,SD	Thrift	760 M	16	09-30	09/93	21.00	52
PVFC	PVF Capital Corp. of Solon OH	OTC	Cleveland OH	R.E.	742 M	15	06-30	12/92	16.27	104
PFSL	Pocahontas Bancorp, Inc. of AR	OTC	Northeast AR	Thrift	713	21	09-30	04/98	16.96	78
FFSX	First Federal Bankshares of IA	OTC	IA,NE	Thrift	633 M	15	06-30	04/99	22.78	85
LNCB	Lincoln Bancorp of IN	OTC	Central IN	Thrift	580 M	9	12-31	12/98	18.60	82
PULB	Pulaski Fin Cp of St. Louis MO	OTC	St. Louis MO	Thrift	567	7	09-30	12/98	17.42	95
WFI	Winton Financial Corp. of OH	AMEX	Cincinnati OH	R.E.	554	6	09-30	08/88	15.06	69
HFBC	HopFed Bancorp, Inc. of KY	OTC	Southwest KY	Thrift	541 M	8	12-31	02/98	16.68	61
FFHH	FSF Financial Corp. of MN	OTC	Southern MN	Thrift	511	13	09-30	10/94	34.60	83
PFDC	Peoples Bancorp of Auburn IN	OTC	Northeast IN,MI	Thrift	497 M	15	09-30	07/87	23.65	80
FFFD	North Central Bancshares of IA	OTC	Central IA	Thrift	450	9	12-31	03/96	36.95	58
MFBC	MFB Corp. of Mishawaka IN	OTC	Northern IN	Thrift	428	7	09-30	03/94	28.60	38
ASBI	Ameriana Bancorp of IN	OTC	Eastern IN	Thrift	427 M	9	12-31	03/87	15.10	48
FCAP	First Capital, Inc. of IN	OTC	Southern IN	Thrift	415 M	12	12-31	01/99	20.99	59
WOFC	Western Ohio Fin. Corp. of OH	OTC	Western OH	Thrift	407 M	7	12-31	07/94	33.14	60
WAYN	Wayne Savings Bancshares of OH	OTC	Central OH	Thrift	369 M	11	03-31	01/03	16.00	61
CFSL	Chesterfield Financial of IL	OTC	Chicago, IL	Thrift	362	3	06-30	05/01	30.76	119
LSBI	LSB Fin. Corp. of Lafayette IN	OTC	Central IN	Thrift	343	5	12-31	02/95	23.05	31

FINANCIAL, LC.
.ancial Services Industry Consultants
!0 North Moore Street, Suite 2210
.ington, Virginia 22209
)3) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
August 9, 2004(1)

:ker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
	i-West Companies (continued)									
SB	Citizens First Fin Corp. of IL	OTC	Central IL	Thrift	334	5	12-31	05/96	23.50	35
BI	First Federal Bancshares of IL	OTC	Westcentrl IL,MO	Thrift	333 M	8	12-31	09/00	26.60	32
BC	Southern Missouri Bncrp of MO	OTC	Southeast MO	Thrift	301 M	8	06-30	04/94	15.05	34
BI	Sturgis Bancorp, Inc. of MI	OTC	Southcentral MI	Thrift	294 M	11	12-31	11/88	14.10	40
EV	Cheviot Fin Cp MHC of OH(45.0)	OTC	Cincinnati, OH	Thrift	279	4	12-31	01/04	11.13	110
HS	First Franklin Corp. of OH	OTC	Cincinnati OH	Thrift	277 M	7	12-31	01/88	19.00	31
ED	Park Bancorp of Chicago IL	OTC	Chicago IL	Thrift	269 M	3	12-31	08/96	32.95	38
SI	First Bancshares, Inc. of MO	OTC	Southcentral MO	Thrift	268 M	10	06-30	12/93	19.84	33
SB	Jcksnville Bcp MHC of IL(46.8)	OTC	Central IL	Thrift	266	8	12-31	04/95	14.99	29
'BC	Union Community Bancorp of IN	OTC	W.Central IN	Thrift	265 M	6	12-31	12/97	18.00	36
VR	River Valley Bancorp of IN	OTC	Southeast IN	Thrift	252 M	5	12-31	12/96	22.75	37
'BZ	First Federal Bncrp, Inc of OH	OTC	Eastern OH	Thrift	250 M	6	09-30	07/92	13.00	43
'WC	FFW Corporation of Wabash IN	OTC	Central IN	Thrift	239 M	4	06-30	04/93	22.10	28
!EI	First Bancorp of Indiana of IN	OTC	Evansville IN	Thrift	237 M	7	06-30	04/99	20.33	33
ITC	First BancTrust Corp of IL	OTC	Eastcentral IL	Thrift	229 M	3	12-31	04/01	11.80	30
:BB	HCB Bancshares, Inc. of AR	OTC	Southcentral AR	Thrift	225 M	4	06-30	05/97	18.35	26
:IB	Northeast Indiana Bncrp of IN	OTC	Northeast IN	Thrift	225	3	12-31	06/95	20.13	30
:FC	Wells Fin. Corp. of Wells MN	OTC	Southcentral MN	Thrift	223	8	12-31	04/95	24.51	28
:BF	Monarch Community Bncrp of MI	OTC	Southcentral MI	Thrift	205 M	5	12-31	08/02	14.40	35
:BI	Blue River Bancshares of IN	OTC	Central IN	Thrift	202 M	4	12-31	06/98	5.50	19
FED	Fidelity Fed. Bancorp of IN	OTC	Southwestern IN	Thrift	190 M	5	12-31	08/87	1.79	20
:BP	ASB Financial Corp. of OH	OTC	Southern OH	Thrift	163 M	2	06-30	05/95	24.60	41
LFC	Home Loan Financial Corp of OH	OTC	Central OH	Thrift	158 M	3	06-30	03/98	20.00	34
TPS	Great American Bancorp of IL	OTC	East Central IL	Thrift	157	3	12-31	06/95	23.50	17
CFC	Home City Fin. Corp. of OH	OTC	Southwest OH	Thrift	154 M	2	12-31	12/96	16.07	13
MFC	AMB Fin. Corp. of Munster IN	OTC	Northwest IN	Thrift	152 M	3	12-31	04/96	16.00	16
KFB	CKF Bancorp of Danville KY	OTC	Central KY	Thrift	147 M	3	12-31	01/95	17.00	25
FFS	First Fed Serv MHC of IL(45.0)	OTC	West Central IL	Thrift	139 P	1	12-31	06/04	12.75	50
KKY	Frankfort First Bancorp of KY	OTC	Frankfort KY	Thrift	138 M	3	06-30	07/95	23.81	30
SFC	Peoples Sidney Fin. Corp of OH	OTC	WestCentral OH	Thrift	137 M	4	06-30	04/97	16.25	23
FDF	FFD Financial Corp of Dover OH	OTC	Northeast OH	Thrift	137 M	3	06-30	04/96	16.27	20
BSI	North Bancshares of Chicago IL	OTC	Chicago IL	Thrift	134	2	12-31	12/93	24.10	28
IBI	Community Inv. Bncp, Inc of OH	OTC	NorthCentral OH	Thrift	122 M	3	06-30	02/95	13.00	14
BNC	PFS Bancorp Inc. of Aurora IN	OTC	Southeastern IN	Thrift	121 M	3	12-31	10/01	22.50	33
CFC	Central Federal Corp. of OH	OTC	Northeast OH	Thrift	114 M	3	12-31	12/98	12.30	25
OBI	Sobieski Bancorp of S. Bend IN	OTC	Northern IN	Thrift	109 M	3	06-30	03/95	6.52	4
CFB	Wbstr Cty Fed MHC of IA (39.0)	OTC	Central IA	Thrift	105 M	1	12-31	08/94	13.50	51
NFI	First Niles Fin., Inc. of OH	OTC	Central Ohio	Thrift	97	1	12-31	10/98	18.58	26
WEN	Home Financial Bancorp of IN	OTC	Central IN	Thrift	60 M	2	06-30	07/96	5.60	8
	ew England Companies									
BCT	Peoples Bank MHC of CT (41.7) (3)	OTC	CT	Div.	10,659	155	12-31	07/88	30.54	2,862
ABC	NewAlliance Bancshares of CT	OTC	Connecticut	Thrift	6,316 P	74	12-31	04/04	13.59	1,551
FD	BostonFed Bancorp, Inc. of MA	AMEX	Eastern MA	M.B.	1,699	18	12-31	10/95	38.05	173
RKL	Brookline Bancorp, Inc. of MA (3)	OTC	Eastern MA	Thrift	1,610	6	12-31	07/02	14.17	837
HL	Berkshire Hills Bancorp of MA (3)	AMEX	Western MA	Thrift	1,296	14	12-31	06/00	35.77	210
ASB	MassBank Corp. of Reading MA (3)	OTC	Eastern MA	Thrift	980	15	12-31	05/86	34.26	151
RO	Woronoco Bancorp, Inc. of MA	AMEX	Southwest MA	Thrift	882	9	12-31	03/99	36.10	133
FD	Westfield Finl MHC of MA(46.5) (3)	AMEX	Southwestern MA	Thrift	798 M	10	12-31	12/01	19.77	189
MIL	Newmil Bancorp, Inc. of CT (3)	OTC	Western CT	Thrift	731	20	12-31	02/86	27.51	116
HTB	NH Thrift Bancshares of NH	OTC	Central NH	Thrift	560 M	14	12-31	05/86	29.15	60
IFS	Hingham Inst. for Sav. of MA (3)	OTC	Eastern MA	Thrift	526	7	12-31	12/88	41.60	87
BN	Northeast Bancorp of Auburn ME (3)	AMEX	Eastern ME	Thrift	518 M	12	06-30	08/87	18.70	47
EBK	Central Bncrp of Somerville MA (3)	OTC	Eastern MA	Thrift	491 M	10	03-31	10/86	31.25	52
SBX	LSB Corp of No. Andover MA (3)	OTC	Northeastern MA	Thrift	482 M	6	12-31	05/86	17.35	75
YST	Mystic Financial, Inc. of MA (3)	OTC	Eastern MA	Thrift	428 M	6	06-30	01/98	37.71	59
FLR	Mayflower Co-Op. Bank of MA (3)	OTC	Southeastern MA	Thrift	209 D	5	04-30	12/87	19.50	40

orth-West Companies

FINANCIAL, LC.
iancial Services Industry Consultants
10 North Moore Street, Suite 2210
.ington, Virginia 22209
)3) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
August 9, 2004(1)

cker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
rth-West Companies (continued)										
SL	Washington Federal, Inc. of WA	OTC	WA,OR,AZ,ID,UT	Thrift	7,284	118	09-30	11/82	24.86	1,950
SA	Sterling Financial Corp of WA	OTC	WA,ID,MT,OR	M.B.	6,095 M	83	12-31	06/83	31.37	709
SB	First Mutual Bncshrs Inc of WA (3)	OTC	Western WA	Thrift	964	10	12-31	12/85	24.13	127
ZB	Horizon Financial Corp. of WA (3)	OTC	Northwest WA	Thrift	878	16	03-31	08/86	19.15	197
RT	Evertrust Fin. Grp. Inc. of WA (3)	OTC	Northeast WA	Thrift	769	15	03-31	10/99	25.43	175
FG	Ranier Pacific Fin Group of WA	OTC	Western WA	Thrift	761	12	12-31	10/03	16.53	140
NW	FirstBank NW Corp. of WA	OTC	West WA,ID,OR	Thrift	700 M	20	03-31	07/97	26.90	80
WA	Heritage Financial Corp of WA	OTC	NW WA	Thrift	665	18	12-31	01/98	20.36	120
'SB	Riverview Bancorp, Inc. of WA	OTC	Southwest WA	Thrift	515	13	03-31	10/97	21.16	106
:BK	Timberland Bancorp, Inc. of WA	OTC	Westcentral WA	Thrift	438	15	09-30	01/98	22.66	88
outh-East Companies										
TBK	NetBank, Inc. of Alpharetta GA	OTC		Thrift	5,176	0		/	10.30	481
'CH	First Fin. Holdings Inc. of SC	OTC	Charleston SC,NC	Thrift	2,452	44	09-30	11/83	28.55	354
:CP	Coastal Fin. Corp. of SC	OTC	SC,NC	Thrift	1,263 M	18	09-30	09/90	14.47	209
HFN	Charter Fincl MHC of GA (18.4)	OTC	SW GA, East. AL	Thrift	1,016 M	8	09-30	10/01	31.43	611
FBH	First Fed. Bancshares of AR	OTC	Northern AR	Thrift	697 M	15	12-31	05/96	20.74	110
SH	Teche Hlding Cp of N Iberia LA	AMEX	Southern LA	Thrift	579 M	14	09-30	04/95	38.75	88
SBC	Citizens South Banking of NC	OTC	Southwest NC	Thrift	495 M	9	12-31	10/02	12.80	96
FFC	Community Fin. Corp. of VA	OTC	Central VA	Thrift	337 M	8	03-31	03/88	18.94	39
FBI	Jefferson Bancshares Inc of TN	OTC	Eastern TN	Thrift	308 M	1	06-30	07/03	12.60	106
SLA	GS Financial Corp. of LA	OTC	New Orleans LA	Thrift	218 M	4	12-31	04/97	18.59	24
SFC	South Street Fin. Corp. of NC (3)	OTC	South Central NC	Thrift	213 M	2	12-31	10/96	9.99	31
FBS	Dutchfork Bancshares Inc of SC	OTC	Central SC	Thrift	207 M	3	09-30	07/00	39.70	45
IFG	1st Independence Fin Grp of KY	OTC		Thrift	179 M	0		/	19.25	24
EDE	Great Pee Dee Bancorp of SC	OTC	Northeast SC	Thrift	157 M	2	06-30	12/97	15.50	28
ZB	SouthFirst Bancshares of AL	AMEX	Central AL	Thrift	137 M	3	09-30	02/95	16.25	12
TBI	United Tenn. Bankshares of TN	OTC	Eastern TN	Thrift	118 M	3	12-31	01/98	17.25	21
outh-West Companies										
'BTX	Franklin Bank Corp of TX	OTC	Austen	Thrift	3,070	0	12-31	/	15.69	333
UPB	GFSB Bancorp, Inc of Gallup NM	OTC	Northwest NM	Thrift	239 M	2	06-30	06/95	21.00	24
ABC	Access Anytime Bancorp of NM	OTC	Eastern NM	Thrift	205 M	7	12-31	08/86	13.56	18
estern Companies (Excl CA)										
TXC	Matrix Bancorp, Inc. of CO	OTC	NM,CO,AZ	Thrift	1,737	4	12-31	10/96	12.09	79
ther Areas										

OTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank.

ource: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

ate of Last Update: 08/09/04

EXHIBIT IV-1

Stock Prices:
As of August 6, 2004

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of August 6, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. SAIF-Insured Thrifts(no MHC)														
SAIF-Insured Thrifts(155)	21.37	15,592	438.2	25.07	18.06	21.63	-1.24	12.34	-3.85	1.26	1.00	15.07	13.93	165.91
NYSE Traded Companies(11)	39.24	79,473	3,242.8	44.61	30.93	39.79	-1.45	23.85	-0.30	3.18	2.43	21.03	19.71	293.22
AMEX Traded Companies(9)	21.06	4,023	73.9	23.79	16.85	21.38	-1.58	17.72	0.35	1.25	0.98	14.87	14.71	171.81
NASDAQ Listed OTC Companies(135)	19.75	10,507	205.3	23.37	16.96	19.99	-1.19	10.93	-4.46	1.08	0.87	14.54	13.35	153.84
California Companies(14)	35.36	34,556	2,079.4	39.47	27.27	35.98	-2.12	29.94	5.84	2.59	1.99	19.29	18.55	256.69
Florida Companies(7)	23.33	20,394	473.5	26.48	17.46	23.17	0.27	31.99	4.18	1.24	1.20	10.88	10.46	151.88
Mid-Atlantic Companies(33)	19.67	25,477	550.3	24.22	17.25	19.82	-0.94	9.03	-10.18	1.07	0.85	13.31	11.71	164.21
Mid-West Companies(72)	19.73	7,250	143.3	23.32	17.09	19.98	-1.17	8.26	-4.21	1.15	0.91	15.62	14.68	157.03
New England Companies(4)	26.28	39,969	581.5	30.63	20.79	26.85	-2.26	28.97	7.20	1.62	1.25	17.90	14.34	188.40
North-West Companies(7)	23.41	18,178	456.1	25.68	20.21	23.51	-0.40	15.91	-2.34	1.31	1.18	15.81	13.29	145.31
South-East Companies(14)	18.73	8,675	130.6	21.69	16.37	19.04	-1.84	6.15	-5.86	0.98	0.66	14.38	13.86	132.27
South-West Companies(3)	16.75	7,904	125.1	20.47	13.83	18.30	-6.55	8.67	-8.69	0.97	0.64	13.26	11.93	168.54
Western Companies (Excl CA)(1)	12.09	6,520	78.8	13.90	8.00	11.36	6.43	34.33	30.70	0.64	1.13	11.38	11.38	266.38
Thrift Strategy(146)	21.34	12,933	387.1	25.12	18.06	21.60	-1.22	11.99	-4.01	1.23	0.98	15.18	14.11	165.40
Mortgage Banker Strategy(7)	23.98	77,017	1,670.4	27.00	19.85	24.41	-1.87	19.55	-4.26	1.80	1.48	14.42	11.33	192.95
Real Estate Strategy(2)	15.67	5,497	86.6	16.46	12.76	15.73	-0.38	13.51	7.68	1.12	0.66	9.87	9.86	118.17
Companies Issuing Dividends(140)	21.64	15,968	452.0	25.36	18.41	21.92	-1.28	12.05	-3.93	1.34	1.09	15.34	14.20	164.14
Companies Without Dividends(15)	18.20	11,216	276.5	21.69	13.98	18.34	-0.76	15.76	-2.95	0.31	-0.09	11.94	10.71	186.47
Equity/Assets <6%(13)	17.00	11,738	252.3	20.64	13.59	17.02	0.03	10.19	-4.61	0.53	-0.09	10.99	10.58	213.58
Equity/Assets 6-12%(104)	23.29	16,150	534.8	27.25	19.64	23.65	-1.64	12.16	-4.23	1.53	1.26	15.60	14.30	183.69
Equity/Assets >12%(38)	17.82	15,446	247.9	20.87	15.46	17.92	-0.60	13.55	-2.60	0.79	0.69	15.07	14.09	102.81
Converted Last 3 Mths (no MHC)(1)	9.79	27,743	271.6	21.27	9.35	9.94	-1.51	-18.21	-43.83	0.60	0.58	11.00	5.29	78.67
Actively Traded Companies(10)	34.83	72,955	3,140.0	39.79	29.08	35.32	-1.67	14.72	-4.82	2.43	2.50	19.07	16.03	240.89
Market Value Below $20 Million(13)	12.50	1,404	14.7	15.95	10.91	12.87	-2.27	-1.91	-12.51	-0.10	-0.59	11.35	10.99	144.56
Holding Company Structure(153)	21.45	15,652	440.8	25.17	18.13	21.72	-1.24	12.34	-3.97	1.26	1.00	15.13	13.98	166.64
Assets Over $1 Billion(53)	25.05	39,262	1,161.2	29.27	20.73	25.53	-1.92	16.89	-3.38	1.69	1.35	15.04	13.16	184.88
Assets $500 Million-$1 Billion(35)	21.33	4,678	91.3	24.69	18.17	21.48	-0.75	12.19	-4.89	1.24	0.94	15.17	13.99	180.90
Assets $250-$500 Million(31)	19.66	2,936	49.4	23.27	17.30	19.60	0.00	8.27	-3.74	1.32	1.20	16.10	15.36	160.01
Assets less than $250 Million(36)	17.06	1,479	24.4	20.42	14.36	17.42	-1.80	8.89	-3.55	0.54	0.33	14.08	13.80	123.88
Goodwill Companies(98)	21.71	18,575	431.3	25.47	18.30	22.03	-1.50	14.29	-4.57	1.33	1.06	15.11	13.40	171.10
Non-Goodwill Companies(57)	20.74	10,112	450.8	24.35	17.63	20.91	-0.76	8.77	-2.53	1.11	0.88	14.99	14.90	156.38
Acquirors of FSLIC Cases(6)	45.03	60,436	4,158.0	49.06	35.89	45.33	-0.18	20.46	1.59	3.09	3.20	24.40	23.30	328.15

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2004 by RP Financial, LC.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 6, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. BIF-Insured Thrifts(no MHC)														
BIF-Insured Thrifts(23)	22.49	31,706	561.3	26.65	19.25	22.86	-1.30	8.38	-5.11	1.34	1.22	13.93	13.01	146.11
NYSE Traded Companies(3)	18.29	162,279	3,078.2	28.56	16.77	18.45	-0.94	-12.69	-20.56	1.03	1.05	13.28	9.23	85.53
AMEX Traded Companies(2)	27.24	4,202	128.7	29.85	23.27	28.20	-2.97	14.19	-2.15	1.63	1.40	17.82	17.18	212.64
NASDAQ Listed OTC Companies(18)	22.41	16,982	263.6	25.92	19.03	22.72	-1.12	10.56	-3.32	1.35	1.21	13.47	12.95	145.26
Mid-Atlantic Companies(9)	18.57	77,645	1,355.8	24.56	16.55	18.88	-1.46	-1.45	-13.94	1.21	1.07	11.79	9.85	113.68
New England Companies(10)	26.68	9,575	179.3	30.25	22.75	27.03	-0.88	11.67	-2.41	1.52	1.39	16.77	16.21	178.99
North-West Companies(3)	21.64	7,790	162.3	24.51	16.65	22.46	-3.42	26.08	8.86	1.45	1.27	10.41	10.39	133.90
South-East Companies(1)	9.99	3,080	30.8	10.95	9.13	9.98	0.10	2.36	-4.31	0.36	0.36	8.33	8.33	69.30
Thrift Strategy(22)	22.49	31,706	561.3	26.65	19.25	22.86	-1.30	8.38	-5.11	1.34	1.22	13.93	13.01	146.11
Companies Issuing Dividends(23)	22.49	31,706	561.3	26.65	19.25	22.86	-1.30	8.38	-5.11	1.34	1.22	13.93	13.01	146.11
Equity/Assets <6%(1)	24.13	5,277	127.3	26.45	17.15	25.41	-5.04	37.49	8.35	1.66	1.47	10.38	10.38	182.62
Equity/Assets 6-12%(16)	26.23	7,703	157.0	30.04	22.30	26.66	-1.39	13.27	-3.51	1.65	1.47	16.03	15.38	186.52
Equity/Assets >12%(6)	15.36	80,117	1,375.0	20.46	14.01	15.46	-0.52	-5.43	-10.27	0.73	0.70	10.69	9.10	65.95
Actively Traded Companies(5)	28.72	4,550	112.2	33.61	24.96	28.90	-0.51	4.35	-5.00	1.71	1.63	18.85	18.52	193.58
Holding Company Structure(20)	20.95	37,699	663.0	25.35	18.17	21.37	-1.62	5.10	-8.39	1.21	1.14	13.42	12.35	133.71
Assets Over $1 Billion(9)	18.84	75,674	1,307.1	24.21	16.79	19.23	-1.55	-0.98	-13.75	1.01	0.98	11.59	9.86	94.35
Assets $500 Million-$1 Billion(8)	27.56	4,799	120.8	31.43	23.46	28.12	-2.21	15.63	-1.82	1.80	1.63	15.51	15.07	186.99
Assets $250-$500 Million(4)	26.03	2,355	53.0	29.87	22.15	26.45	-1.05	1.99	-3.45	1.68	1.45	19.84	19.23	225.46
Assets less than $250 Million(2)	14.75	2,563	35.3	15.98	10.88	14.39	1.91	28.99	12.80	0.65	0.45	8.53	8.50	85.63
Goodwill Companies(16)	22.89	38,222	688.3	27.90	19.66	23.31	-1.52	7.89	-6.82	1.39	1.21	14.52	13.24	152.78
Non-Goodwill Companies(7)	21.45	14,764	231.3	23.37	18.17	21.67	-0.74	9.66	-0.64	1.23	1.22	12.40	12.40	128.78

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2004 by RP Financial, LC.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 6, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
SAIF-Insured Thrifts(14)	18.44	16,226	118.8	23.63	15.53	18.59	-0.58	12.15	-0.91	0.43	0.41	9.13	8.62	76.83
BIF-Insured Thrifts(5)	25.72	59,419	706.2	31.32	19.99	26.46	-2.98	22.51	-2.04	0.95	0.66	9.96	9.35	96.63
AMEX Traded Companies(2)	16.06	5,920	54.2	19.75	13.58	16.91	-4.18	10.57	-5.62	0.53	0.49	10.46	10.46	62.74
NASDAQ Listed OTC Companies(17)	20.86	30,142	299.1	26.35	17.07	21.10	-0.86	15.39	-0.69	0.57	0.48	9.22	8.62	84.32
California Companies(1)	13.01	14,549	74.0	14.00	10.47	13.25	-1.81	30.10	30.10	0.16	0.17	5.86	5.86	63.42
Mid-Atlantic Companies(10)	20.80	29,349	293.2	26.91	16.88	20.96	-0.64	11.62	-7.18	0.62	0.59	8.78	8.07	90.42
Mid-West Companies(5)	16.82	18,707	157.5	20.82	14.69	16.83	-0.18	12.49	2.41	0.28	0.30	9.10	8.78	68.35
New England Companies(2)	25.16	51,629	644.1	29.62	17.63	26.43	-5.24	34.74	11.97	1.30	0.66	12.73	12.14	98.61
South-East Companies(1)	31.43	19,428	112.2	41.00	29.36	32.57	-3.50	4.49	-17.29	0.33	0.19	13.02	12.71	52.29
Thrift Strategy(18)	19.79	23,920	222.3	25.21	16.61	20.05	-1.11	12.17	-3.54	0.49	0.47	9.18	8.68	80.28
Diversified Strategy(1)	30.54	93,700	1,191.8	33.73	18.44	31.51	-3.08	63.75	40.74	1.88	0.65	12.34	11.15	113.76
Companies Issuing Dividends(17)	21.24	29,752	299.8	27.06	17.41	21.57	-1.37	13.24	-4.74	0.60	0.50	9.58	8.98	85.89
Companies Without Dividends(2)	12.88	9,235	48.2	13.75	10.74	12.88	0.09	28.80	28.80	0.29	0.30	7.35	7.35	49.38
Equity/Assets 6-12%(11)	22.33	40,056	425.4	28.38	17.68	22.53	-0.54	14.97	-3.25	0.74	0.58	9.68	8.78	109.32
Equity/Assets >12%(8)	17.65	10,455	64.3	21.91	15.37	18.08	-2.13	14.77	1.58	0.32	0.33	8.89	8.85	44.55
Holding Company Structure(16)	20.75	24,092	235.8	26.59	17.33	21.00	-0.92	11.02	-6.65	0.54	0.51	9.57	9.01	84.82
Assets Over $1 Billion(5)	29.61	84,443	915.4	36.27	23.78	30.26	-2.09	25.09	-0.72	0.96	0.65	11.14	10.25	100.10
Assets $500 Million-$1 Billion(4)	14.45	15,134	88.6	19.11	12.92	15.19	-4.44	8.56	-0.01	0.27	0.25	8.24	8.12	73.82
Assets $250-$500 Million(7)	20.34	4,505	29.7	26.41	16.37	20.21	1.10	8.20	-6.98	0.55	0.54	9.47	8.72	93.97
Assets less than $250 Million(3)	12.87	3,325	18.1	14.92	10.75	12.99	-0.84	21.88	9.83	0.35	0.35	7.56	7.55	35.10
Goodwill Companies(8)	18.92	22,831	228.1	25.00	15.58	19.30	-1.21	9.25	-7.68	0.63	0.40	9.38	8.11	94.44
Non-Goodwill Companies(11)	21.40	31,056	306.3	26.13	17.52	21.64	-1.21	18.98	3.50	0.52	0.53	9.32	9.32	73.03
MHC Institutions(19)	20.36	27,593	273.4	25.65	16.70	20.66	-1.21	14.88	-1.21	0.56	0.48	9.35	8.81	82.04
MHC Converted Last 3 Months(1)	12.75	3,920	22.5	13.50	11.00	12.50	2.00	27.50	27.50	0.42	0.42	8.83	8.83	35.34

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2004 by RP Financial, LC.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 6, 2004

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	34.55	76,824	2,654.3	42.55	27.60	34.16	1.14	23.26	-7.12	2.59	2.52	17.86	15.45	290.72
BBX	BankAtlantic Bancorp of FL	17.65	59,779	1,055.1	19.75	13.60	18.24	-3.23	28.83	-7.11	1.25	1.45	7.37	5.90	90.81
CFB	Commercial Federal Corp. of NE	26.09	39,871	1,040.2	28.48	21.89	26.33	-0.91	19.13	-2.32	2.03	2.69	18.84	14.40	293.79
DSL	Downey Financial Corp. of CA	52.48	27,968	1,467.8	55.49	40.14	53.75	-2.36	29.58	6.45	3.21	2.34	33.70	33.58	508.52
FED	FirstFed Financial Corp. of CA	44.50	16,406	730.1	49.05	36.55	45.31	-1.79	20.11	2.30	3.96	3.88	26.79	26.40	336.76
FBC	Flagstar Bancorp, Inc. of MI	20.23	61,141	1,236.9	28.11	18.00	19.67	2.85	1.15	-5.56	4.09	0.81	10.99	10.99	199.30
GDW	Golden West Fin. Corp. of CA	106.61	152,749	16,284.6	116.91	83.10	106.91	-0.28	26.60	3.31	7.79	7.75	42.98	42.98	609.88
GPT	GreenPoint Fin. Corp. of NY(8)*	39.98	131,886	5,272.8	47.30	28.85	40.63	-1.60	20.75	13.19	3.42	1.09	14.88	11.89	196.80
NDE	IndyMac Bancorp, Inc. of CA	33.20	61,099	2,028.5	37.44	22.17	33.22	-0.06	46.26	11.45	2.89	-1.46	17.27	16.72	237.25
NYB	New York Community Bcrp of NY*	19.37	264,493	5,123.2	35.57	17.62	19.24	0.68	-12.47	-32.13	1.46	1.52	12.84	5.13	100.17
PFB	PFF Bancorp, Inc. of Pomona CA	34.83	16,785	584.6	40.95	27.57	36.72	-5.15	26.06	-4.00	2.53	2.38	19.25	19.17	217.11
PFS	Provident Fin. Serv. Inc of NJ*	17.20	60,065	1,033.1	21.55	15.91	17.65	-2.55	-12.91	-8.99	0.59	0.57	13.71	13.33	70.89
SOV	Sovereign Bancorp, Inc. of PA	20.93	309,745	6,483.0	25.20	17.56	21.77	-3.86	17.65	-11.87	1.38	1.18	12.64	7.62	151.88
WES	Westcorp of Irvine CA	40.62	51,833	2,105.5	46.80	32.06	41.58	-2.31	23.73	11.14	3.21	3.21	23.65	23.64	289.37
AMEX Traded Companies															
BHL	Berkshire Hills Bancorp of MA*	35.77	5,871	210.0	39.20	29.96	37.40	-4.36	18.05	-1.19	1.76	1.66	20.79	19.81	220.76
BFD	BostonFed Bancorp, Inc. of MA(8)	38.05	4,540	172.7	39.99	28.90	39.30	-3.18	31.16	9.03	0.99	-0.29	20.59	16.89	374.20
CNY	Carver Bancorp, Inc. of NY	18.50	2,291	42.4	26.50	17.15	18.90	-2.12	4.99	-27.17	2.11	1.98	18.40	18.40	235.19
EFC	EFC Bancorp, Inc of Elgin IL	25.90	4,653	120.5	28.49	19.50	26.19	-1.11	32.82	8.37	1.63	1.47	17.41	17.41	197.20
FDT	Federal Trust Corp of FL	7.55	6,662	50.3	8.25	5.79	7.80	-3.21	11.19	-5.63	0.44	0.36	4.12	4.12	72.46
GOV	Gouverneur Bcp MHC of NY(42.5)	12.35	2,282	12.0	14.00	10.35	12.47	-0.96	15.42	5.56	0.33	0.31	7.80	7.80	42.03
NBN	Northeast Bancorp of Auburn ME*	18.70	2,533	47.4	20.50	16.57	19.00	-1.58	10.32	-3.11	1.49	1.14	14.85	14.54	204.51
SZB	SouthFirst Bancshares of AL	16.25	719	11.7	18.75	14.00	16.75	-2.99	14.44	-6.07	-0.78	-1.77	15.44	14.68	190.16
TSH	Teche Hlding Cp of N Iberia LA	38.75	2,274	88.1	41.50	31.50	39.25	-1.27	20.16	6.81	2.79	2.61	25.78	25.78	254.63
WSB	Washington SB, FSB of Bowie MD	10.40	7,308	76.0	11.09	8.74	10.43	-0.29	12.55	12.43	1.20	0.93	6.41	6.41	64.50
WFD	Westfield Finl MHC of MA(46.5)*	19.77	9,557	96.4	25.50	16.81	21.35	-7.40	5.72	-16.79	0.72	0.66	13.12	13.12	83.45
WFI	Winton Financial Corp. of OH	15.06	4,606	69.4	15.24	12.70	15.10	-0.26	13.49	14.44	1.05	0.82	9.98	9.96	120.22
WRO	Woronoco Bancorp, Inc. of MA	36.10	3,673	132.6	40.50	25.45	36.60	-1.37	32.09	-0.41	1.55	1.42	21.43	20.94	240.15
NASDAQ Listed OTC Companies															
FIFG	1st Independence Fin Grp of KY(8)	19.25	1,223	23.5	25.00	17.32	19.50	-1.28	-0.93	-15.46	0.44	0.44	17.41	16.93	146.68
AMFC	AMB Fin. Corp. of Munster IN	16.00	975	15.6	19.36	13.12	16.01	-0.06	4.78	11.50	1.15	1.20	13.03	13.03	155.56
ASBP	ASB Financial Corp. of OH	24.60	1,668	41.0	29.24	19.25	23.25	5.81	18.67	9.04	1.21	1.19	10.39	10.39	97.53
AABC	Access Anytime Bancorp of NM	13.56	1,342	18.2	14.74	10.17	13.89	-2.38	-4.30	-4.57	0.89	0.03	11.62	10.47	152.51
AFBC	Advance Fin. Bancorp of WV	18.65	1,398	26.1	21.75	15.20	18.20	2.47	24.33	2.30	1.88	1.51	15.31	10.82	228.39
ALLB	Alliance Bank MHC of PA (20.0)	28.00	3,441	19.3	40.50	22.35	28.00	0.00	14.29	0.00	0.70	0.69	10.18	10.18	111.23
ASBI	Ameriana Bancorp of IN	15.10	3,149	47.5	18.00	13.00	14.60	3.42	12.94	4.14	0.68	1.52	12.52	12.29	135.70
ABCW	Anchor BanCorp Wisconsin of WI	24.85	22,998	571.5	27.13	22.70	25.44	-2.32	6.33	-0.20	2.06	1.18	13.11	12.19	165.68
ALFC	Atlantic Liberty Fincl of NY	18.00	1,681	30.3	20.90	16.48	18.21	-1.15	-7.41	-7.93	0.84	0.84	15.72	15.72	108.69
BCSB	BCSB Bankcorp MHC of MD (36.4)	13.74	5,899	29.5	22.68	13.15	14.48	-5.11	-14.18	-25.93	0.07	0.04	7.77	7.31	123.88
BKMU	Bank Mutual Corp of WI	11.06	78,232	865.2	12.60	9.65	11.28	-1.95	13.32	-2.90	0.33	0.29	9.07	8.33	39.72
BKUNA	BankUnited Fin. Corp. of FL	27.18	30,006	815.6	30.25	19.20	26.86	1.19	38.25	5.39	1.58	1.41	15.18	14.24	275.35
BRBI	Blue River Bancshares of IN	5.50	3,406	18.7	7.00	4.51	6.03	-8.79	19.05	-11.86	0.11	0.04	4.88	3.89	59.31
BYFC	Broadway Financial Corp. of CA	11.75	1,500	17.6	15.00	11.01	12.49	-5.92	-2.08	-9.62	1.10	1.02	8.48	8.48	169.12
BRKL	Brookline Bancorp, Inc. of MA*	14.17	59,074	837.1	16.25	13.75	14.22	-0.35	-4.71	-7.63	0.29	0.26	10.09	10.09	27.26
CITZ	CFS Bancorp, Inc of Munster IN	12.95	12,291	159.2	15.20	12.44	13.25	-2.26	-8.22	-12.50	0.34	0.22	12.90	12.78	126.57
CKFB	CKF Bancorp of Danville KY	17.00	1,470	25.0	20.00	12.00	20.00	-15.00	19.89	1.49	1.06	1.06	10.34	9.59	100.20
CAFI	Camco Fin Corp of Cambridge OH	14.59	7,359	107.4	18.51	12.63	14.51	0.55	-13.92	-15.81	0.74	0.44	12.64	12.24	143.64
CFFN	Capitol Fd Fn MHC of KS (29.2)	31.71	73,970	681.7	39.58	28.21	31.62	0.28	6.66	-12.09	0.36	0.36	13.03	13.03	114.20
CEBK	Central Bncrp of Somerville MA*	31.25	1,665	52.0	38.00	26.00	32.00	-2.34	-11.47	-14.41	1.76	1.62	26.10	24.76	294.83
GCFC	Central Federal Corp. of OH	12.30	2,039	25.1	18.00	10.70	11.75	4.68	-1.60	-23.56	-0.74	-0.97	9.62	9.62	55.99
CHFN	Charter Fincl MHC of GA (18.4)	31.43	19,428	112.2	41.00	29.36	32.57	-3.50	4.49	-17.29	0.33	0.19	13.02	12.71	52.29
CFSL	Chesterfield Financial of IL(8)	30.76	3,876	119.2	31.25	21.16	30.94	-0.58	45.51	29.52	0.51	0.51	19.29	19.17	93.46
CHEV	Cheviot Fin Cp MHC of OH(45.0)	11.13	9,919	49.7	13.75	10.17	11.19	-0.54	11.30	11.30	-0.02	0.17	7.72	7.72	28.10
CTZN	Citizens First Bancorp of MI	21.30	8,320	177.2	24.47	20.10	23.27	-8.47	5.45	-6.58	1.32	1.29	19.11	17.47	154.65
CFSB	Citizens First Fin Corp. of IL	23.50	1,498	35.2	28.50	20.00	23.50	0.00	-2.08	-7.84	1.06	0.84	22.47	22.47	223.11
CSBC	Citizens South Banking of NC	12.80	7,522	96.3	15.25	12.40	13.20	-3.03	-6.23	-8.24	0.36	0.20	11.36	10.34	65.76
CSBK	Clifton Svg Bp MHC of NJ(45.0)	11.26	30,530	154.7	14.25	11.25	11.66	-3.43	12.60	12.60	0.12	0.12	6.20	6.20	24.54
CFCP	Coastal Fin. Corp. of SC	14.47	14,414	208.6	17.40	11.66	14.98	-3.40	16.69	-9.90	0.88	0.78	5.62	5.62	87.61
CCBI	Commercial Capital Bcrp of CA	20.75	53,126	1,102.4	23.98	9.25	21.97	-5.55	121.22	29.20	0.56	0.52	10.97	4.13	89.29

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 6, 2004

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
CFFC	Community Fin. Corp. of VA	18.94	2,079	39.4	24.70	17.15	18.90	0.21	8.23	-4.10	1.67	1.72	14.08	14.06	162.07
CIBI	Community Inv. Bncp, Inc of OH	13.00	1,097	14.3	17.00	12.71	13.50	-3.70	-2.99	-13.16	0.80	0.73	12.21	12.21	110.80
DCOM	Dime Community Bancshars of NY*	15.60	37,304	581.9	21.51	15.33	16.62	-6.14	-3.70	-23.94	1.33	1.27	7.22	5.72	93.01
DFBS	Dutchfork Bancshares Inc of SC(8)	39.70	1,126	44.7	43.25	31.50	39.25	1.15	27.08	3.12	2.76	2.68	27.62	27.62	183.88
ESBF	ESB Financial Corp. of PA	12.33	10,712	132.1	16.89	10.63	12.46	-1.04	-16.86	-23.42	0.80	0.67	9.45	8.74	128.10
ESBK	Elmira Svgs Bank, FSB of NY*	29.50	1,093	32.2	33.35	25.45	30.30	-2.64	11.53	3.84	2.27	1.49	20.49	20.00	269.63
EVRT	Evertrust Fin. Grp, Inc. of WA(8)*	25.43	6,893	175.3	30.44	15.95	25.45	-0.08	52.55	20.81	1.23	1.17	13.23	13.23	111.57
FFDF	FFD Financial Corp of Dover OH	16.27	1,207	19.6	16.50	13.00	15.25	6.69	12.13	10.31	0.70	0.35	14.18	14.18	113.18
FFLC	FFLC Bancorp of Leesburg FL	27.14	5,396	146.4	30.95	24.26	25.64	5.85	-1.24	-5.60	1.69	1.59	14.92	14.92	187.36
FFWC	FFW Corporation of Wabash IN	22.10	1,285	28.4	26.12	19.65	21.76	1.56	14.75	0.45	1.92	1.52	18.87	18.11	186.09
FMCO	FMS Fin Corp. of Burlington NJ	16.58	6,501	107.8	20.50	13.15	16.71	-0.78	25.13	-7.89	1.11	1.11	10.05	9.60	190.77
FFHH	FSF Financial Corp. of MN(8)	34.60	2,386	82.6	34.90	28.01	34.58	0.06	15.60	13.44	1.82	0.77	21.64	19.63	214.09
FSBI	Fidelity Bancorp, Inc. of PA	20.74	2,668	55.3	24.35	19.14	21.00	-1.24	7.96	-11.71	1.68	1.45	14.94	13.86	238.29
FFFL	Fidelity Bankshares, Inc of FL	33.67	15,130	509.4	38.45	22.25	34.19	-1.52	49.64	7.23	1.27	1.32	12.50	12.36	224.89
FFED	Fidelity Fed. Bancorp of IN(8)	1.79	11,000	19.7	2.55	1.32	1.61	11.18	29.71	13.29	0.02	-0.01	1.42	1.42	17.26
FBTC	First BancTrust Corp of IL	11.80	2,500	29.5	13.75	10.57	12.33	-4.30	11.64	-2.72	0.67	0.45	10.86	10.86	91.55
FBEI	First Bancorp of Indiana of IN	20.33	1,624	33.0	23.40	19.05	19.75	2.94	2.32	1.30	0.87	0.43	18.83	17.57	145.78
FBSI	First Bancshares, Inc. of MO	19.84	1,658	32.9	22.15	16.66	20.00	-0.80	13.37	-5.52	1.35	1.27	16.71	16.41	161.76
FCAP	First Capital, Inc. of IN	20.99	2,819	59.2	25.00	18.75	20.99	0.00	9.84	-0.05	1.29	1.29	15.75	13.63	147.07
FCFL	First Community Bk Corp of FL	20.90	1,997	41.7	26.19	11.80	20.65	1.21	84.14	36.60	0.80	0.75	10.36	10.15	103.30
FDEF	First Defiance Fin. Corp of OH	25.06	6,318	158.3	30.65	20.70	23.85	5.07	19.68	-3.24	1.92	1.37	19.70	16.64	169.86
FFFS	First Fed Serv MHC of IL(45.0)	12.75	3,920	22.5	13.50	11.00	12.50	2.00	27.50	27.50	0.42	0.42	8.83	8.83	35.34
FFBH	First Fed. Bancshares of AR	20.74	5,315	110.2	21.50	16.43	20.00	3.70	25.70	1.17	1.36	1.18	14.22	14.22	131.19
FTFC	First Fed. Capital Corp. of WI(8)	27.87	22,517	627.5	28.82	19.76	28.30	-1.52	35.95	23.54	1.62	0.70	12.63	8.62	163.64
FFBI	First Federal Bancshares of IL	26.60	1,198	31.9	36.00	26.60	26.75	-0.56	-9.28	-24.43	2.32	2.32	35.80	34.45	277.85
FFSX	First Federal Bankshares of IA	22.78	3,740	85.2	25.24	19.52	22.99	-0.91	15.63	-7.62	1.49	1.26	19.34	14.32	169.32
FFBZ	First Federal Bncrp, Inc of OH(8)	13.00	3,286	42.7	15.00	7.51	8.47	53.48	70.83	43.33	0.55	0.50	6.91	6.91	76.23
FFCH	First Fin. Holdings Inc. of SC	28.55	12,382	353.5	33.14	25.75	29.15	-2.06	-1.82	-8.70	2.03	1.81	13.18	11.36	198.02
FFHS	First Franklin Corp. of OH	19.00	1,645	31.3	21.48	15.26	19.00	0.00	22.58	5.73	0.80	0.39	14.77	14.77	168.61
FKFS	First Keystone Fin., Inc of PA	22.98	1,926	44.3	29.00	22.50	23.46	-2.05	-2.25	-15.82	1.37	0.60	17.18	17.18	296.34
CASH	First Midwest Fin., Inc. of IA	21.00	2,497	52.4	24.75	19.70	22.50	-6.67	4.48	-2.78	1.72	1.96	19.32	17.96	304.26
FMSB	First Mutual Bncshrs Inc of WA*	24.13	5,277	127.3	26.45	17.15	25.41	-5.04	37.49	8.35	1.66	1.47	10.38	10.38	182.62
FNFG	First Niagara Fin. Group of NY*	12.29	83,686	1,028.5	15.90	11.49	12.19	0.82	-19.52	-17.90	0.43	0.42	8.70	7.33	42.89
FNFI	First Niles Fin., Inc. of OH	18.58	1,376	25.6	19.44	15.19	17.50	6.17	16.12	4.68	0.76	0.64	11.19	11.19	70.69
FPTB	First PacTrust Bancorp of CA	23.24	4,696	109.1	24.33	19.53	22.47	3.43	14.71	4.12	1.01	1.00	16.66	16.66	141.61
FPFC	First Place Fin. Corp. of OH	16.85	15,141	255.1	20.00	16.44	17.82	-5.44	2.06	-13.72	0.93	0.64	14.74	9.83	148.41
FBNW	FirstBank NW Corp. of WA	26.90	2,965	79.8	31.05	24.50	27.29	-1.43	-6.47	-11.37	1.47	0.98	23.38	16.28	236.17
FFIC	Flushing Fin. Corp. of NY*	17.46	19,228	335.7	19.50	13.49	17.28	1.04	28.38	-4.49	1.18	1.17	7.80	7.59	105.47
FKKY	Frankfort First Bancorp of KY	23.81	1,267	30.2	25.78	19.50	24.02	-0.87	13.00	14.47	0.80	0.80	13.95	13.95	108.90
FBTX	Franklin Bank Corp of TX	15.69	21,225	333.0	20.70	14.33	15.76	-0.44	8.21	-17.42	0.59	0.50	11.98	9.15	144.65
GUPB	GFSB Bancorp, Inc of Gallup NM	21.00	1,146	24.1	25.98	17.00	25.25	-16.83	22.09	-4.07	1.42	1.39	16.18	16.18	208.47
GSLA	GS Financial Corp. of LA	18.59	1,299	24.1	20.00	17.99	19.49	-4.62	2.99	-4.37	0.33	-0.08	23.41	23.41	167.86
GTPS	Great American Bancorp of IL	23.50	735	17.3	36.75	23.50	25.80	-8.91	-29.85	-32.88	1.67	1.57	23.09	22.43	213.96
PEDE	Great Pee Dee Bancorp of SC	15.50	1,812	28.1	18.10	15.14	15.62	-0.77	-3.13	-11.93	0.68	0.62	14.60	14.00	86.60
GAFC	Greater Atlant. Fin Corp of VA	6.00	3,012	18.1	8.31	5.84	5.85	2.56	-17.24	-26.38	-0.20	-3.40	6.31	5.88	178.63
GCBC	Green Co Bcrp MHC of NY (43.9)	32.67	2,054	29.5	36.00	22.25	32.45	0.68	42.04	-1.60	1.42	1.42	14.52	14.52	138.55
HCBB	HCB Bancshares, Inc. of AR(8)	18.35	1,428	26.2	20.13	16.42	18.47	-0.65	11.82	1.94	0.37	0.13	19.72	19.72	157.64
HFFC	HF Financial Corp. of SD	15.34	3,533	54.2	18.25	14.05	16.21	-5.37	-4.96	-6.18	1.13	0.85	14.37	12.97	233.01
HMNF	HMN Financial, Inc. of MN	25.59	4,457	114.1	28.19	19.85	27.05	-5.40	28.27	5.35	2.20	1.66	18.20	17.26	205.09
HARB	Harbor Florida Bancshrs of FL	29.25	23,788	695.8	31.50	25.29	28.79	1.60	13.11	-1.65	1.66	1.52	11.68	11.51	108.97
HARL	Harleysville Svgs Fin Cp of PA	27.25	2,292	62.5	34.50	25.00	28.66	-4.92	2.44	-8.86	2.06	1.91	18.88	18.88	308.86
HWFG	Harrington West Fncl Grp of CA	16.50	5,257	86.7	18.00	11.80	16.44	0.36	31.89	19.31	1.50	1.47	9.37	8.41	191.16
HFWA	Heritage Financial Corp of WA	20.36	5,904	120.2	23.00	18.20	20.30	0.30	-5.96	-5.43	1.55	1.42	9.64	8.52	112.72
HIFS	Hingham Inst. for Sav. of MA*	41.60	2,081	86.6	44.97	35.82	41.70	-0.24	7.22	0.14	2.80	2.77	20.26	20.26	252.79
HCFC	Home City Fin. Corp. of OH	16.07	824	13.2	18.25	12.60	16.75	-4.06	28.35	-6.84	0.79	0.78	14.89	14.52	186.89
HWEN	Home Financial Bancorp of IN	5.60	1,356	7.6	6.40	4.79	5.60	0.00	3.70	-11.25	0.24	0.33	5.21	5.21	44.04
HLFC	Home Loan Financial Corp of OH	20.00	1,691	33.8	21.25	16.25	19.70	1.52	17.72	3.90	1.12	1.11	13.46	13.46	93.15
HFBC	HopFed Bancorp, Inc. of KY	16.68	3,629	60.5	18.50	16.00	16.64	0.24	4.25	-3.25	0.95	0.78	13.44	11.86	149.08
HRZB	Horizon Financial Corp. of WA*	19.15	10,303	197.3	22.56	16.14	19.50	-1.79	14.67	9.37	1.24	1.06	10.44	10.39	85.17
HCBK	Hudson Cty Bcp MHC of NJ(34.5)*	33.79	187,157	2,182.2	40.38	26.82	34.66	-2.51	24.73	-11.50	1.16	1.10	6.88	6.88	99.76
HRBT	Hudson River Bancorp Inc of NY(8)	17.32	30,430	527.0	21.44	13.76	17.28	0.23	24.87	-11.27	1.08	1.08	9.36	7.06	85.76
ICBC	Independence Comm Bnk Cp of NY	36.94	83,392	3,080.5	41.58	31.67	37.34	-1.07	15.62	2.70	1.99	1.98	25.78	11.28	216.06
IFSB	Independence FSB of DC(8)	20.30	1,552	31.5	25.49	17.48	20.35	-0.25	18.02	-12.73	-0.15	-1.58	12.88	12.88	129.78
JXSB	Jcksnville Bcp MHC of IL(46.8)	14.99	1,952	13.7	20.00	13.20	14.85	0.94	-5.72	-11.09	0.35	0.25	9.86	8.30	136.17
JFBI	Jefferson Bancshares Inc of TN	12.60	8,386	105.7	15.09	11.30	12.90	-2.33	-9.35	-8.70	0.15	0.46	11.26	11.26	36.76

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 6, 2004

		Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
		Price/	Outst-	Capital-			Last	Last	52 Wks	Dec 31,	12 Mo.	Core	Value/	Value/	Assets/
	Financial Institution	Share(1)	anding	ization(9)	High	Low	Week	Week	Ago(2)	2000(2)	EPS(3)	EPS(3)	Share	Share(4)	Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
	NASDAQ Listed OTC Companies (continued)														
KFED	K-Fed Bancorp of CA MHC (39.1)	13.01	14,549	74.0	14.00	10.47	13.25	-1.81	30.10	30.10	0.16	0.17	5.86	5.86	63.42
KNBT	KNBT Bancorp, Inc. of PA	15.60	28,851	450.1	17.99	14.17	16.25	-4.00	56.00	-11.26	-0.33	0.34	13.79	12.21	71.30
LSBX	LSB Corp of No. Andover MA*	17.35	4,307	74.7	18.25	15.00	17.04	1.82	5.92	0.23	1.02	1.24	12.92	12.92	111.92
LSBI	LSB Fin. Corp. of Lafayette IN	23.05	1,363	31.4	28.00	22.00	24.47	-5.80	-1.91	-16.18	2.21	1.72	21.21	21.21	251.44
LARL	Laurel Capital Group Inc of PA	20.35	1,925	39.2	25.98	19.13	21.04	-3.28	-0.25	-17.78	0.94	0.93	14.30	12.34	156.49
LNCB	Lincoln Bancorp of IN	18.60	4,430	82.4	21.52	16.12	18.85	-1.33	-3.12	-6.77	0.79	0.72	18.14	17.65	131.01
MAFB	MAF Bancorp, Inc. of IL	39.50	32,668	1,290.4	44.95	37.29	40.15	-1.62	1.00	-5.73	2.92	2.65	27.74	19.32	286.97
MFBC	MFB Corp. of Mishawaka IN	28.60	1,329	38.0	35.00	25.82	30.01	-4.70	9.66	-6.11	2.02	1.43	26.87	26.87	322.00
MASB	MassBank Corp. of Reading MA*	34.26	4,393	150.5	44.27	31.85	34.25	0.03	5.42	-20.34	1.73	1.48	24.51	24.26	223.18
MTXC	Matrix Bancorp, Inc. of CO	12.09	6,520	78.8	13.90	8.00	11.36	6.43	34.33	30.70	0.64	1.13	11.38	11.38	266.38
MFLR	Mayflower Co-Op. Bank of MA*	19.50	2,046	39.9	21.00	12.63	18.80	3.72	55.63	29.91	0.94	0.54	8.73	8.68	101.96
MCBF	Monarch Community Bncrp of MI	14.40	2,400	34.6	17.21	12.57	14.10	2.13	-1.17	-10.61	0.19	-0.21	15.59	15.59	85.29
MFSF	MutualFirst Fin. Inc. of IN	22.81	4,950	112.9	29.21	20.94	22.29	2.33	-3.84	-9.16	1.61	1.38	19.55	19.37	163.53
MYST	Mystic Financial, Inc. of MA(8)*	37.71	1,570	59.2	39.50	21.97	38.27	-1.46	70.09	24.74	1.02	0.51	17.65	17.65	272.88
NASB	NASB Fin, Inc. of Grandview MO	35.11	8,458	297.0	44.50	28.75	39.49	-11.09	18.14	-16.23	3.06	2.09	15.60	15.21	157.55
NHTB	NH Thrift Bancshares of NH	29.15	2,075	60.5	35.67	24.00	30.00	-2.83	18.93	-13.88	2.98	1.97	20.19	14.33	269.72
NTBK	NetBank, Inc. of Alpharetta GA	10.30	46,673	480.7	14.83	9.92	10.74	-4.10	-14.02	-22.85	0.73	-1.19	9.22	7.73	110.89
NABC	NewAlliance Bancshares of CT	13.59	114,159	1,551.4	15.72	12.92	13.95	-2.58	35.90	35.90	0.33	0.36	12.09	7.75	55.33
NMIL	Newmil Bancorp, Inc. of CT*	27.51	4,208	115.8	29.85	23.20	28.84	-4.61	18.68	-5.30	1.89	1.83	12.64	10.60	173.66
NBSI	North Bancshares of Chicago IL(8)	24.10	1,145	27.6	24.10	12.75	22.54	6.92	53.02	77.86	0.16	0.19	11.53	11.53	116.74
FFFD	North Central Bancshares of IA	36.95	1,563	57.8	39.25	34.02	36.55	1.09	3.65	0.30	3.53	3.53	26.37	23.19	288.05
NEIB	Northeast Indiana Bncrp of IN	20.13	1,468	29.6	22.93	18.12	20.81	-3.27	-3.27	-4.33	1.13	1.04	18.07	18.07	153.34
NEPF	Northeast PA Fin. Corp of PA	16.75	4,172	69.9	20.00	14.85	16.75	0.00	11.67	-12.81	-0.07	-0.15	13.77	11.22	211.06
NWSB	Northwest Bcrp MHC of PA(41.4)	20.60	47,960	408.9	26.67	16.06	20.94	-1.62	25.84	-3.47	1.05	0.97	10.42	7.46	120.49
OCFC	OceanFirst Fin. Corp of NJ	22.07	13,362	294.9	28.00	21.30	23.14	-4.62	-11.76	-18.71	1.43	0.85	10.30	10.19	132.30
ONFC	Oneida Fincl MHC of NY (42.4)	11.08	7,488	35.2	17.65	8.74	10.21	8.52	-22.89	-24.83	0.40	0.34	6.52	4.74	57.53
PBNC	PFS Bancorp Inc. of Aurora IN	22.50	1,474	33.2	22.86	16.86	21.80	3.21	31.58	14.50	0.56	0.56	18.35	18.35	82.29
PHSB	PHSB Financial Corp. of PA	21.55	2,903	62.6	25.49	17.60	20.21	6.63	17.12	0.23	1.02	0.49	15.65	15.65	111.27
PVFC	PVF Capital Corp. of Solon OH	16.27	6,387	103.9	17.68	12.81	16.35	-0.49	13.54	0.93	1.18	0.49	9.75	9.75	116.11
PPBI	Pacific Premier Bncrp of CA(8)	10.75	6,198	66.6	15.25	6.71	11.01	-2.36	43.33	-3.07	0.93	1.08	6.68	6.68	68.36
PBCI	Pamrapo Bancorp, Inc. of NJ	20.43	4,975	101.6	29.60	18.30	22.24	-8.14	11.09	-19.41	1.60	1.60	10.68	10.68	129.39
PFED	Park Bancorp of Chicago IL	32.95	1,151	37.9	35.05	26.22	30.75	7.15	20.92	13.39	2.11	1.90	26.35	26.35	233.72
PVSA	Parkvale Financial Corp of PA	26.25	5,581	146.5	30.73	23.45	26.10	0.57	10.53	-2.23	1.79	1.67	18.76	16.76	288.92
PRTRD	Partners Trust Fin. Grp. of NY	9.79	27,743	271.6	21.27	9.35	9.94	-1.51	-18.21	-43.83	0.60	0.58	11.00	5.29	78.67
PBHC	Pathfinder BC MHC of NY (35.3)*	15.50	2,448	13.4	21.00	14.77	15.86	-2.27	0.00	-16.03	0.61	0.44	9.08	7.19	123.50
PFSB	PennFed Fin. Services of NJ	30.63	6,788	207.9	36.95	27.80	32.91	-6.93	6.72	-8.57	1.78	1.73	17.44	17.24	280.24
PFDC	Peoples Bancorp of Auburn IN	23.65	3,372	79.7	28.00	21.60	22.11	6.97	4.65	-1.46	1.56	1.45	19.03	18.18	147.25
PBCT	Peoples Bank MHC of CT (41.7)*	30.54	93,700	1,191.8	33.73	18.44	31.51	-3.08	63.75	40.74	1.88	0.65	12.34	11.15	113.76
PCBI	Peoples Community Bcrp. of OH	23.00	2,522	58.0	24.50	19.83	22.96	0.17	1.10	2.22	1.05	1.02	19.47	17.37	338.04
PSFC	Peoples Sidney Fin. Corp of OH	16.25	1,433	23.3	18.50	13.25	17.91	-9.27	22.64	2.33	0.67	0.67	12.18	12.18	95.46
PFSL	Pocahontas Bancorp, Inc. of AR	16.96	4,570	77.5	18.12	12.50	17.10	-0.82	33.54	6.40	1.23	1.23	10.87	7.50	156.00
PBCP	Provident Bancorp, Inc. of NY	10.80	39,638	428.1	12.42	8.01	11.05	-2.26	31.07	1.89	0.24	0.29	8.64	6.83	44.97
PROV	Provident Fin. Holdings of CA	23.00	7,092	163.1	26.00	19.87	23.01	-0.04	13.47	-4.88	2.37	0.79	15.51	15.49	185.99
PULB	Pulaski Fin Cp of St. Louis MO	17.42	5,477	95.4	20.44	14.25	17.59	-0.97	18.10	3.20	1.03	0.31	7.05	6.95	103.45
QCBC	Quaker City Bancorp, Inc of CA(8)	54.82	6,282	344.4	55.50	38.90	54.81	0.02	37.39	18.84	3.22	3.22	24.26	24.22	297.85
RPFG	Ranier Pacific Fin Group of WA	16.53	8,442	139.5	17.05	15.22	16.75	-1.31	65.30	3.83	-0.24	-0.31	12.92	12.89	90.10
RIVR	River Valley Bancorp of IN	22.75	1,622	36.9	30.25	19.05	21.33	6.66	18.74	-22.70	1.64	1.13	13.90	13.88	155.34
RVSB	Riverview Bancorp, Inc. of WA	21.16	4,987	105.5	21.83	17.75	21.09	0.33	12.97	-0.47	1.45	1.46	13.28	11.30	103.34
ROME	Rome Bncp Inc MHC of NY (38.5)*	29.00	4,232	47.3	36.00	23.09	28.90	0.35	18.37	-6.63	0.36	0.45	8.40	8.40	62.69
SVBI	Severn Bancorp, Inc. of MD	36.70	4,159	152.6	37.60	24.05	31.17	17.74	46.86	14.87	2.80	2.59	12.40	12.32	143.97
SOBI	Sobieski Bancorp of S. Bend IN	6.52	678	4.4	13.35	5.65	6.50	0.31	-48.86	-49.30	-7.61	-7.90	6.90	6.90	160.57
SFFS	Sound Fed Bancorp, Inc. of NY	13.00	12,550	163.2	17.35	12.51	13.45	-3.35	-14.92	-16.61	0.51	0.51	9.96	8.85	72.88
SSFC	South Street Fin. Corp. of NC*	9.99	3,080	30.8	10.95	9.13	9.98	0.10	2.36	-4.31	0.36	0.36	8.33	8.33	69.30
SMBC	Southern Missouri Bncrp of MO	15.05	2,252	33.9	17.50	12.75	15.50	-2.90	14.97	8.66	1.26	1.25	11.78	10.48	133.75
STSA	Sterling Financial Corp of WA	31.37	22,615	709.4	35.42	23.50	31.64	-0.85	31.86	0.84	1.73	1.59	19.03	12.40	269.52
STBI	Sturgis Bancorp, Inc. of MI	14.10	2,809	39.6	15.87	10.75	14.10	0.00	28.07	-0.63	0.80	0.49	10.44	8.58	104.69
SYNF	Synergy Financial Group of NJ	10.02	12,452	124.8	11.50	6.88	10.01	0.10	43.55	-0.30	0.31	0.31	8.39	8.33	64.26
THRD	TF Fin. Corp. of Newtown PA	26.52	2,887	76.6	35.47	26.30	26.71	-0.71	-7.53	-22.46	-1.73	-1.67	19.97	18.36	212.40
TONE	TierOne Corp. of Lincoln NE	20.40	18,286	373.0	25.37	19.77	20.99	-2.81	-7.82	-11.15	1.32	1.16	16.54	16.54	123.35
TSBK	Timberland Bancorp, Inc. of WA	22.66	3,892	88.2	24.95	21.00	22.45	0.94	-0.35	-0.13	1.46	1.40	18.44	18.44	112.46
TRST	TrustCo Bank Corp NY of NY	12.17	74,191	902.9	14.25	11.76	12.64	-3.72	1.50	-7.45	0.74	0.63	2.89	2.89	38.40
UCBC	Union Community Bancorp of IN	18.00	1,988	35.8	19.60	16.15	18.25	-1.37	8.11	3.09	1.07	1.07	18.01	16.61	133.25
UCFC	United Community Fin. of OH	10.60	31,145	330.1	13.99	9.34	11.63	-8.86	13.49	-7.10	0.69	0.55	7.84	6.66	70.11
UPFC	United PanAm Fin. Corp of CA	16.90	16,164	273.2	19.64	14.20	17.94	-5.80	7.78	1.26	0.97	0.94	6.90	6.90	104.19
UTBI	United Tenn. Bankshares of TN	17.25	1,230	21.2	20.00	13.20	17.50	-1.43	20.13	6.61	1.58	1.53	14.43	13.80	95.72

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 6, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
WSFS WSFS Financial Corp. of DE(8)*	49.50	7,016	347.3	52.31	41.45	49.75	-0.50	12.68	10.37	3.41	3.14	28.28	28.16	319.44
WVFC WVS Financial Corp. of PA	17.34	2,497	43.3	19.98	16.50	17.38	-0.23	0.17	-0.91	0.97	0.97	11.83	11.83	160.26
WSBI Warwick Community Bncrp of NY(8)*	31.83	4,499	143.2	35.30	28.17	32.23	-1.24	10.37	-7.47	0.69	0.60	16.69	16.17	165.96
WFSL Washington Federal, Inc. of WA	24.86	78,444	1,950.1	26.44	21.33	25.05	-0.76	14.04	-3.64	1.72	1.72	13.98	13.23	92.86
WAYN Wayne Savings Bancshares of OH	16.00	3,795	60.7	21.00	12.70	16.20	-1.23	13.64	-11.11	0.71	0.68	11.48	11.48	97.24
WYPT Waypoint Financial Corp of PA(8)	26.56	33,402	887.2	28.00	17.95	27.45	-3.24	45.22	22.45	1.02	0.79	11.86	11.23	162.95
WCFB Wbstr Cty Fed MHC of IA (39.0)	13.50	3,772	19.9	17.25	10.89	14.00	-3.57	22.73	-3.57	0.31	0.31	6.04	6.01	27.92
WEFC Wells Fin. Corp. of Wells MN	24.51	1,161	28.5	34.79	22.16	25.00	-1.96	-10.71	-18.30	2.32	1.14	24.40	24.40	192.38
WOFC Western Ohio Fin. Corp. of OH(8)	33.14	1,802	59.7	35.85	25.26	33.42	-0.84	25.06	3.30	1.33	1.14	25.16	25.16	226.13
WGBC Willow Grove Bancorp Inc of PA	16.13	9,884	159.4	18.78	14.85	16.50	-2.24	-2.89	-9.18	0.62	0.52	10.50	10.40	93.24

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of August 6, 2004

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. SAIF-Insured Thrifts(no MHCs)																		
SAIF-Insured Thrifts(155)	10.22	9.43	0.81	9.22	5.78	0.64	7.13	0.71	159.01	0.99	16.54	144.16	14.34	157.24	18.63	0.46	2.20	34.19
NYSE Traded Companies(11)	7.31	6.62	1.24	17.30	8.67	0.87	11.69	0.35	135.00	0.98	12.69	185.08	13.57	207.97	15.32	0.57	1.81	19.97
AMEX Traded Companies(9)	8.47	8.39	0.84	9.54	6.09	0.65	7.33	0.48	228.10	0.72	14.57	146.22	12.36	147.43	16.82	0.48	2.27	30.29
NASDAQ Listed OTC Companies(135)	10.60	9.76	0.76	8.45	5.49	0.62	6.70	0.74	155.93	1.01	17.08	140.24	14.55	153.18	19.11	0.45	2.23	36.03
California Companies(14)	7.91	7.19	1.11	14.42	7.31	0.81	10.72	0.18	367.20	1.22	13.73	179.28	14.08	181.15	16.80	0.42	1.42	20.07
Florida Companies(7)	7.65	7.31	0.97	12.12	5.46	0.95	11.73	0.41	249.31	0.83	19.26	215.03	16.61	226.80	20.30	0.25	1.01	18.49
Mid-Atlantic Companies(33)	9.39	8.27	0.77	9.01	5.15	0.64	6.52	0.32	219.20	1.05	16.76	146.13	14.03	168.80	18.15	0.47	2.32	38.16
Mid-West Companies(72)	10.73	10.16	0.75	8.42	6.08	0.57	6.55	1.09	90.83	0.93	16.81	130.64	13.81	140.01	19.12	0.50	2.51	39.03
New England Companies(4)	12.75	9.35	0.83	8.73	5.65	0.69	6.78	0.07	610.61	0.92	16.54	141.75	16.80	183.72	20.11	0.62	2.16	43.43
North-West Companies(7)	12.02	10.71	1.07	9.68	5.34	0.98	8.77	0.24	311.61	1.23	15.69	154.16	18.12	183.35	17.77	0.51	2.26	36.71
South-East Companies(14)	12.75	12.28	0.78	7.64	4.78	0.57	4.98	0.72	117.57	0.99	14.85	137.62	16.02	144.54	17.68	0.43	2.21	31.76
South-West Companies(3)	7.89	6.98	0.58	7.34	5.70	0.36	4.46	0.62	79.00	0.65	18.87	125.82	9.94	143.59	23.24	0.17	0.79	11.74
Western Companies (Excl CA)(1)	4.27	4.27	0.24	5.90	5.29	0.43	10.41	0.00	0.00	0.80	18.89	106.24	4.54	106.24	10.70	0.00	0.00	0.00
Thrift Strategy(146)	10.36	9.60	0.79	8.96	5.67	0.63	6.92	0.71	153.15	0.99	16.73	142.54	14.40	153.98	18.51	0.47	2.24	35.27
Mortgage Banker Strategy(7)	7.69	6.12	1.09	14.19	7.59	0.89	11.87	0.31	366.85	1.07	13.67	174.37	13.52	226.72	18.25	0.28	1.19	14.47
Real Estate Strategy(2)	8.35	8.34	0.97	11.53	7.11	0.56	6.71	1.47	38.75	0.58	14.07	158.89	13.27	159.04	25.78	0.38	2.42	34.14
Companies Issuing Dividends(140)	10.52	9.73	0.86	9.29	5.88	0.71	7.47	0.66	163.01	0.95	16.37	143.95	14.70	156.62	18.55	0.50	2.39	37.01
Companies Without Dividends(15)	6.67	5.97	0.16	8.32	4.41	-0.10	2.84	1.20	111.50	1.44	18.86	146.62	10.20	164.40	19.77	0.00	0.00	0.00
Equity/Assets <6%(13)	5.09	4.93	0.25	11.89	6.66	-0.11	4.28	1.19	90.57	0.99	16.00	153.59	8.02	158.92	17.96	0.27	1.38	21.90
Equity/Assets 6-12%(104)	8.81	8.12	0.91	10.41	6.35	0.73	8.38	0.69	165.38	1.01	15.64	151.22	13.37	167.04	18.20	0.49	2.24	32.09
Equity/Assets >12%(38)	15.65	14.44	0.74	5.26	4.00	0.68	4.76	0.58	163.29	0.93	20.02	122.60	19.07	130.42	20.57	0.44	2.36	46.65
Converted Last 3 Mths (no MHC)(1)	13.98	6.72	0.76	5.45	6.13	0.74	5.27	0.24	233.62	0.91	16.32	89.00	12.44	185.07	16.88	0.25	2.55	41.67
Actively Traded Companies(10)	8.63	7.29	1.09	13.21	6.77	1.13	13.69	0.75	140.29	0.89	15.21	173.97	14.85	212.75	14.31	0.57	2.22	26.74
Market Value Below $20 Million(13)	8.28	7.98	0.04	4.77	3.98	-0.25	-0.97	1.44	73.75	0.98	17.13	110.33	9.15	115.30	15.87	0.24	1.58	30.68
Holding Company Structure(153)	10.22	9.43	0.80	9.15	5.74	0.64	7.07	0.71	159.01	0.99	16.60	144.03	14.33	157.20	18.69	0.46	2.20	34.31
Assets Over $1 Billion(53)	9.44	8.04	1.00	12.12	6.38	0.80	9.40	0.41	217.47	1.07	15.70	165.00	15.15	189.01	18.37	0.44	1.92	28.07
Assets $500 Million-$1 Billion(35)	9.05	8.42	0.77	8.54	5.47	0.58	5.65	0.45	218.01	0.93	16.56	144.85	13.04	157.32	19.19	0.49	2.26	38.80
Assets $250-$500 Million(31)	10.97	10.50	0.84	8.55	6.55	0.78	7.77	0.90	93.03	0.92	15.73	128.33	13.70	135.42	17.10	0.49	2.45	36.26
Assets less than $250 Million(36)	12.10	11.87	0.50	5.85	4.42	0.35	4.52	1.17	80.70	1.00	18.96	124.99	15.10	128.07	20.19	0.43	2.35	38.15
Goodwill Companies(98)	9.74	8.62	0.86	9.41	5.74	0.69	7.13	0.53	191.11	1.00	16.32	146.19	14.02	165.85	18.38	0.47	2.21	34.06
Non-Goodwill Companies(57)	11.09	10.93	0.71	8.87	5.85	0.57	7.14	1.03	103.55	0.97	16.94	140.49	14.93	141.78	19.09	0.44	2.19	34.44
Acquirors of FSLIC Cases(6)	8.87	8.37	1.03	11.74	6.53	1.15	13.24	1.05	101.68	0.78	15.91	168.14	14.92	179.26	14.05	0.56	2.16	23.26

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a *pro forma* basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2004 by RP Financial, LC.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 6, 2004

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. BIF-Insured Thrifts(no MHCs)																		
BIF-Insured Thrifts(23)	11.89	11.01	1.06	10.67	5.80	0.98	9.76	0.11	412.70	1.01	17.99	167.55	18.71	177.91	19.12	0.52	2.49	40.12
NYSE Traded Companies(3)	16.08	11.96	1.53	11.51	5.48	1.56	11.83	0.12	376.55	0.77	21.21	138.16	21.80	129.03	21.46	0.62	3.28	54.59
AMEX Traded Companies(2)	8.34	8.04	0.82	9.34	6.44	0.70	7.90	0.20	422.29	1.12	16.44	148.99	12.67	154.59	18.98	0.42	1.63	25.72
NASDAQ Listed OTC Companies(18)	11.80	11.30	1.03	10.74	5.75	0.94	9.73	0.10	423.15	1.03	17.74	174.40	19.14	184.74	18.75	0.53	2.49	40.11
Mid-Atlantic Companies(9)	12.53	10.30	1.28	12.24	6.24	1.23	11.52	0.15	301.80	0.82	18.42	166.91	19.42	189.39	19.86	0.53	2.86	47.77
New England Companies(10)	12.10	11.84	0.93	9.48	5.55	0.85	8.55	0.10	434.73	1.15	17.20	164.28	18.91	171.21	17.78	0.55	2.15	36.47
North-West Companies(3)	8.97	8.94	1.26	14.44	6.68	1.09	12.61	0.07	768.20	1.31	14.99	207.95	17.85	208.39	17.24	0.44	2.10	31.81
South-East Companies(1)	12.02	12.02	0.51	4.37	3.60	0.51	4.37	0.00	0.00	0.42	27.75	119.93	14.42	119.93	27.75	0.40	4.00	0.00
Thrift Strategy(22)	11.89	11.01	1.06	10.67	5.80	0.98	9.76	0.11	412.70	1.01	17.99	167.55	18.71	177.91	19.12	0.52	2.49	40.12
Companies Issuing Dividends(23)	11.89	11.01	1.06	10.67	5.80	0.98	9.76	0.11	412.70	1.01	17.99	167.55	18.71	177.91	19.12	0.52	2.49	40.12
Equity/Assets <6%(1)	5.68	5.68	1.00	17.06	6.88	0.88	15.11	0.12	768.20	1.11	14.54	232.47	13.21	232.47	16.41	0.36	1.49	21.69
Equity/Assets 6-12%(16)	8.61	8.21	0.98	11.56	6.44	0.89	10.39	0.12	378.21	0.99	16.10	174.73	14.77	186.43	17.14	0.57	2.27	35.89
Equity/Assets >12%(6)	18.96	17.04	1.21	7.96	4.43	1.16	7.71	0.11	351.68	1.03	22.84	143.56	26.86	148.28	23.60	0.47	3.05	56.38
Actively Traded Companies(5)	10.33	10.21	1.01	9.92	5.95	0.98	9.57	0.04	486.83	1.17	16.97	156.51	16.08	158.27	17.90	0.65	2.38	40.74
Holding Company Structure(20)	12.66	11.62	1.07	10.37	5.67	1.03	9.86	0.12	387.77	1.02	18.38	162.88	19.35	174.79	19.36	0.51	2.57	41.79
Assets Over $1 Billion(9)	16.29	14.34	1.26	10.48	5.25	1.23	10.31	0.13	301.80	0.93	19.64	167.14	24.82	186.74	20.16	0.47	2.65	47.25
Assets $500 Million-$1 Billion(8)	8.58	8.33	1.06	12.55	6.66	0.95	11.27	0.11	501.42	1.02	15.29	184.10	15.41	191.91	17.35	0.61	2.21	34.55
Assets $250-$500 Million(4)	9.33	9.12	0.82	9.35	6.40	0.77	8.41	0.02	0.00	1.32	15.92	132.66	12.35	136.00	17.69	0.56	2.29	36.22
Assets less than $250 Million(2)	10.29	10.27	0.71	7.63	4.21	0.52	5.31	0.00	0.00	0.83	24.25	171.65	16.77	172.29	27.75	0.40	3.03	42.55
Goodwill Companies(16)	10.75	9.53	1.10	11.19	6.09	0.99	9.98	0.14	333.43	0.96	17.82	167.95	17.33	182.67	19.39	0.55	2.47	41.81
Non-Goodwill Companies(7)	14.86	14.86	0.96	9.32	5.03	0.96	9.19	0.06	690.15	1.14	18.54	166.49	22.31	166.49	18.29	0.47	2.52	32.79

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2004 by RP Financial, LC.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 6, 2004

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(14)	15.47	14.92	0.60	4.47	2.21	0.60	4.31	0.47	204.06	0.82	25.17	196.81	29.64	210.31	26.80	0.51	2.48	31.26
BIF-Insured Thrifts(5)	10.84	10.33	0.96	9.91	3.68	0.73	7.29	0.48	136.10	0.87	24.56	228.53	28.64	246.35	30.34	0.66	2.52	61.23
AMEX Traded Companies(2)	17.14	17.14	0.84	4.90	3.16	0.78	4.54	0.60	134.18	1.14	27.46	154.51	26.54	154.51	29.95	0.33	2.06	55.56
NASDAQ Listed OTC Companies(17)	13.91	13.30	0.67	6.02	2.53	0.62	5.16	0.45	189.77	0.80	24.50	210.03	29.71	226.29	27.58	0.57	2.54	43.21
California Companies(1)	9.24	9.24	0.25	2.73	1.23	0.27	2.90	0.00	0.00	0.49	NM	222.01	20.51	222.01	NM	0.00	0.00	0.00
Mid-Atlantic Companies(10)	11.74	10.99	0.71	6.80	2.84	0.67	6.38	0.55	189.27	0.79	24.97	211.16	26.42	233.19	26.89	0.47	2.32	56.79
Mid-West Companies(5)	18.55	18.30	0.56	3.16	1.78	0.68	3.46	0.38	165.69	0.60	30.36	181.49	32.56	187.43	30.36	0.64	3.03	0.00
New England Companies(2)	13.28	12.76	1.21	11.12	4.90	0.66	5.43	0.33	196.63	1.16	21.85	199.09	25.27	212.29	29.95	0.78	2.91	58.63
South-East Companies(1)	24.90	24.31	0.63	3.34	1.05	0.36	1.93	0.00	0.00	2.09	NM	241.40	60.11	247.29	NM	1.00	3.18	0.00
Thrift Strategy(18)	14.44	13.93	0.64	5.30	2.40	0.64	5.05	0.48	181.19	0.82	26.10	201.29	29.52	215.05	27.98	0.51	2.42	42.44
Diversified Strategy(1)	10.85	9.80	1.56	16.71	6.16	0.54	5.78	0.33	207.39	0.99	16.24	247.49	26.85	273.90	NM	1.16	3.80	61.70
Companies Issuing Dividends(17)	13.92	13.31	0.69	6.15	2.64	0.63	5.24	0.50	163.92	0.88	24.08	206.44	29.50	222.71	27.50	0.61	2.79	57.31
Companies Without Dividends(2)	17.11	17.11	0.72	3.74	2.26	0.73	3.83	0.07	466.30	0.45	30.36	183.20	28.30	183.20	30.36	0.00	0.00	0.00
Equity/Assets 6-12%(11)	8.99	8.11	0.69	7.55	3.12	0.55	6.04	0.57	124.17	0.82	23.52	208.01	20.80	233.34	26.89	0.65	2.73	49.38
Equity/Assets >12%(8)	21.49	21.40	0.70	3.62	1.89	0.76	3.79	0.34	258.24	0.85	28.91	198.67	41.17	199.54	30.16	0.41	2.16	27.78
Holding Company Structure(16)	14.09	13.51	0.68	5.67	2.56	0.67	5.38	0.51	144.95	0.87	26.10	201.22	29.05	216.81	27.98	0.57	2.66	48.50
Assets Over $1 Billion(5)	12.54	11.72	0.93	9.96	3.37	0.65	7.15	0.31	106.33	0.85	21.66	232.49	33.14	260.17	25.98	1.07	3.55	56.50
Assets $500 Million-$1 Billion(4)	14.12	14.03	0.41	2.78	1.61	0.39	2.61	0.17	357.61	0.71	27.46	182.79	25.30	185.57	29.95	0.26	1.68	27.78
Assets $250-$500 Million(7)	12.35	11.52	0.53	5.28	2.54	0.60	5.23	0.73	134.10	0.98	25.37	211.73	25.35	231.34	27.80	0.44	2.25	58.72
Assets less than $250 Million(3)	21.73	21.69	1.04	4.74	2.75	1.02	4.65	0.46	207.48	0.62	30.36	175.41	37.94	175.78	30.36	0.31	2.38	0.00
Goodwill Companies(8)	12.28	10.99	0.71	6.66	3.12	0.50	4.49	0.55	144.11	1.09	22.24	197.45	25.79	229.98	26.91	0.61	3.25	57.66
Non-Goodwill Companies(11)	15.69	15.69	0.67	5.35	2.22	0.73	5.53	0.41	212.93	0.65	27.49	208.99	31.98	208.99	28.51	0.50	1.94	38.03
MHC Institutions(19)	14.25	13.71	0.69	5.90	2.60	0.64	5.09	0.47	182.82	0.83	24.87	203.86	29.37	218.32	27.98	0.55	2.49	44.58
MHC Converted Last 3 Months(1)	24.99	24.99	1.19	4.76	3.29	1.19	4.76	0.07	466.30	0.41	30.36	144.39	36.08	144.39	30.36	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2004 by RP Financial, LC.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 6, 2004

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (x)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	6.14	5.31	0.89	13.98	7.50	0.87	13.61	0.14	269.48	0.65	13.34	193.45	11.88	223.62	13.71	1.00	2.89	38.61
BBX	BankAtlantic Bancorp of FL	8.12	6.50	1.44	16.30	7.08	1.67	18.90	NA	NA	1.18	14.12	239.48	19.44	299.15	12.17	0.13	0.74	10.40
CFB	Commercial Federal Corp. of NE	6.41	4.90	0.66	10.73	7.78	0.87	14.22	0.59	140.18	1.18	12.85	138.48	8.88	181.18	9.70	0.54	2.07	26.60
DSL	Downey Financial Corp. of CA	6.63	6.60	0.72	9.87	6.12	0.52	7.20	0.28	83.69	0.26	16.35	155.73	10.32	156.28	22.43	0.40	0.76	12.46
FED	FirstFed Financial Corp. of CA	7.96	7.84	1.33	15.10	8.90	1.30	14.80	0.02	NA	1.52	11.24	166.11	13.21	168.56	11.47	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.51	5.51	2.34	42.56	20.22	0.46	8.43	NA	NA	0.38	4.95	184.08	10.15	184.08	24.98	1.00	4.94	24.45
GDW	Golden West Fin. Corp. of CA	7.05	7.05	1.45	19.96	7.31	1.44	19.86	NA	NA	0.33	13.69	248.05	17.48	248.05	13.76	0.40	0.38	5.13
GPT	GreenPoint Fin. Corp. of NY(8)*	7.56	6.04	1.91	23.72	8.55	0.61	7.56	0.84	35.64	0.46	11.69	268.68	20.32	336.25	NM	1.20	3.00	35.09
NDE	IndyMac Bancorp, Inc. of CA	7.28	7.05	1.47	18.29	8.70	-0.74	-9.24	0.73	46.66	0.48	11.49	192.24	13.99	198.56	NM	1.28	3.86	44.29
NYB	New York Community Bcrp of NY*	12.82	5.12	2.21	18.86	7.54	2.30	19.64	0.14	232.44	0.66	13.27	150.86	19.34	NM	12.74	1.00	5.16	68.49
PFB	PFF Bancorp, Inc. of Pomona CA	8.87	8.83	1.24	13.83	7.26	1.17	13.01	NA	NA	0.97	13.77	180.94	16.04	181.69	14.63	0.80	2.30	31.62
PFS	Provident Fin. Serv. Inc of NJ*	19.34	18.80	0.84	4.17	3.43	0.82	4.03	0.09	520.66	0.88	29.15	125.46	24.26	129.03	30.18	0.24	1.40	40.68
SOV	Sovereign Bancorp, Inc. of PA	8.32	5.02	1.00	13.08	6.59	0.85	11.18	NA	NA	1.21	15.17	165.59	13.78	274.67	17.74	0.12	0.57	8.70
WES	Westcorp of Irvine CA	8.17	8.17	1.15	16.59	7.90	1.15	16.59	NA	NA	2.66	12.65	171.75	14.04	171.83	12.65	0.56	1.38	17.45
AMEX Traded Companies																			
BHL	Berkshire Hills Bancorp of MA*	9.42	8.97	0.85	8.45	4.92	0.80	7.97	NA	NA	1.16	20.32	172.05	16.20	180.57	21.55	0.48	1.34	27.27
BFD	BostonFed Bancorp, Inc. of MA(8)	5.50	4.51	0.27	4.80	2.60	-0.08	-1.41	NA	NA	1.14	NM	184.80	10.17	225.28	NM	0.64	1.68	64.65
CNY	Carver Bancorp, Inc. of NY	7.82	7.82	0.93	12.07	11.41	0.87	11.33	0.34	216.05	1.09	8.77	100.54	7.87	100.54	9.34	0.28	1.51	13.27
EFC	EFC Bancorp, Inc of Elgin IL	8.83	8.83	0.87	9.78	6.29	0.78	8.82	0.27	160.40	0.53	15.89	148.77	13.13	148.77	17.62	0.61	2.36	37.42
FDT	Federal Trust Corp of FL	5.69	5.69	0.65	11.08	5.83	0.53	9.07	0.93	73.15	0.79	17.16	183.25	10.42	183.25	20.97	0.08	1.06	18.18
GOV	Gouverneur Bcp MHC of NY(42.5)	18.56	18.56	0.83	4.27	2.67	0.78	4.02	0.86	82.50	0.94	NM	158.33	29.38	158.33	NM	0.26	2.11	NM
NBN	Northeast Bancorp of Auburn ME*	7.26	7.11	0.78	10.24	7.97	0.60	7.84	0.20	422.29	1.07	12.55	125.93	9.14	128.61	16.40	0.36	1.93	24.16
SZB	SouthFirst Bancshares of AL	8.12	7.72	-0.41	-4.72	-4.80	-0.93	-10.71	0.77	80.31	0.93	NM	105.25	8.55	110.69	NM	0.60	3.69	NM
TSH	Teche Hlding Cp of N Iberia LA	10.12	10.12	1.16	10.98	7.20	1.09	10.27	NA	NA	0.83	13.89	150.31	15.22	150.31	14.85	0.80	2.06	28.67
WSB	Washington SB, FSB of Bowie MD	9.94	9.94	1.99	19.42	11.54	1.54	15.05	NA	NA	0.55	8.67	162.25	16.12	162.25	11.18	0.24	2.31	20.00
WFD	Westfield Finl MHC of MA(46.5)*	15.72	15.72	0.85	5.53	3.64	0.78	5.07	0.33	185.86	1.33	27.46	150.69	23.69	150.69	29.95	0.40	2.02	55.56
WFI	Winton Financial Corp. of OH	8.30	8.28	0.87	10.52	6.97	0.68	8.22	NA	NA	0.47	14.34	150.90	12.53	151.20	18.37	0.45	2.99	42.86
WRO	Woronoco Bancorp, Inc. of MA	8.92	8.72	0.69	7.23	4.29	0.64	6.62	0.07	610.61	0.60	23.29	168.46	15.03	172.40	25.42	0.80	2.22	51.61
NASDAQ Listed OTC Companies																			
FIFG	1st Independence Fin Grp of KY(8)	11.87	11.54	0.30	2.53	2.29	0.30	2.53	0.51	103.70	0.79	NM	110.57	13.12	113.70	NM	0.60	3.12	NM
AMFC	AMB Fin. Corp. of Munster IN	8.38	8.38	0.74	9.17	7.19	0.77	9.57	1.29	36.18	0.58	13.91	122.79	10.29	122.79	13.33	0.24	1.50	20.87
ASBP	ASB Financial Corp. of OH	10.65	10.65	1.29	12.19	4.92	1.27	11.98	0.66	93.11	0.78	20.33	236.77	25.22	236.77	20.67	0.60	2.44	49.59
AABC	Access Anytime Bancorp of NM	7.62	6.87	0.59	7.96	6.56	0.02	0.27	0.46	108.46	0.62	15.24	116.70	8.89	129.51	NM	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV	6.70	4.74	0.81	12.84	10.08	0.65	10.31	0.61	82.35	0.60	9.92	121.82	8.17	172.37	12.35	0.40	2.14	21.28
ALLB	Alliance Bank MHC of PA (20.0)	9.15	9.15	0.63	6.84	2.50	0.63	6.74	1.42	47.09	1.22	NM	275.05	25.17	275.05	NM	0.36	1.29	51.43
ASBI	Ameriana Bancorp of IN	9.23	9.06	0.49	5.47	4.50	1.10	12.22	3.11	24.31	1.62	22.21	120.61	11.13	122.86	9.93	0.64	4.24	NM
ABCW	Anchor BanCorp Wisconsin of WI	7.91	7.36	1.29	15.94	8.29	0.74	9.13	NA	NA	0.89	12.06	189.55	15.00	203.86	21.06	0.50	2.01	24.27
ALFC	Atlantic Liberty Fincl of NY	14.46	14.46	0.88	5.42	4.67	0.88	5.42	0.09	355.23	0.52	21.43	114.50	16.56	114.50	21.43	0.28	1.56	33.33
BCSB	BCSB Bankcorp MHC of MD (36.4)	6.27	5.90	0.06	0.91	0.51	0.04	0.52	0.17	198.45	0.67	NM	176.83	11.09	187.96	NM	0.50	3.64	NM
BKMU	Bank Mutual Corp of WI	22.83	20.97	0.86	4.56	2.98	0.76	4.01	0.29	151.26	0.77	33.52	121.94	27.84	132.77	NM	0.20	1.81	60.61
BKUNA	BankUnited Fin. Corp. of FL	5.51	5.17	0.64	10.50	5.81	0.57	9.37	0.25	115.06	0.44	17.20	179.05	9.87	190.87	19.28	0.00	0.00	0.00
BRBI	Blue River Bancshares of IN	8.23	6.56	0.26	2.70	2.00	0.10	0.98	1.96	42.20	1.18	NM	112.70	9.27	141.39	NM	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	5.01	5.01	0.71	11.26	9.36	0.66	10.44	0.03	NA	0.57	10.68	138.56	6.95	138.56	11.52	0.20	1.70	18.18
BRKL	Brookline Bancorp, Inc. of MA*	37.01	37.01	1.13	2.84	2.05	1.01	2.54	0.02	NA	1.43	NM	140.44	51.98	140.44	NM	0.34	2.40	NM
CITZ	CFS Bancorp, Inc of Munster IN	10.19	10.10	0.27	2.69	2.63	0.17	1.74	NA	NA	1.12	NM	100.39	10.23	101.33	NM	0.44	3.40	NM
CKFB	CKF Bancorp of Danville KY	10.32	9.57	1.08	10.67	6.24	1.08	10.67	NA	NA	0.47	16.04	164.41	16.97	177.27	16.04	0.60	3.53	56.60
CAFI	Camco Fin Corp of Cambridge OH	8.80	8.52	0.51	5.76	5.07	0.31	3.42	NA	NA	0.66	19.72	115.43	10.16	119.20	33.16	0.58	3.98	NM
CFFN	Capitol Fd Fn MHC of KS (29.2)	11.41	11.41	0.31	2.74	1.14	0.31	2.74	0.15	34.83	0.10	NM	243.36	27.77	243.36	NM	2.00	6.31	NM
CEBK	Central Bncrp of Somerville MA*	8.85	8.40	0.61	8.58	5.63	0.56	7.89	NA	NA	1.01	17.76	119.73	10.60	126.21	19.29	0.48	1.54	27.27
GCFC	Central Federal Corp. of OH	17.18	17.18	-1.38	-7.70	-6.02	-1.81	-10.09	0.58	61.92	0.59	NM	127.86	21.97	127.86	NM	0.36	2.93	NM
CHFN	Charter Fincl MHC of GA (18.4)	24.90	24.31	0.63	3.34	1.05	0.36	1.93	NA	NA	2.09	NM	241.40	60.11	247.29	NM	1.00	3.18	NM
CFSL	Chesterfield Financial of IL(8)	20.64	20.51	0.54	2.67	1.66	0.54	2.67	0.10	361.94	0.89	NM	159.46	32.91	160.46	NM	0.32	1.04	62.75
CHEV	Cheviot Fin Cp MHC of OH(45.0)	27.47	27.47	-0.07	-0.26	-0.18	0.61	2.21	0.15	179.02	0.38	NM	144.17	39.61	144.17	NM	0.20	1.80	NM
CTZN	Citizens First Bancorp of MI	12.36	11.30	0.99	7.08	6.20	0.96	6.92	0.51	191.80	1.19	16.14	111.46	13.77	121.92	16.51	0.36	1.69	27.27
CFSB	Citizens First Fin Corp. of IL	10.07	10.07	0.46	4.78	4.51	0.36	3.79	NA	NA	1.27	22.17	104.58	10.53	104.58	27.98	0.40	1.70	37.74
CSBC	Citizens South Banking of NC	17.27	15.72	0.55	3.13	2.81	0.30	1.74	0.20	288.18	0.97	NM	112.68	19.46	123.79	NM	0.26	2.03	72.22
CSBK	Clifton Svg Bp MHC of NJ(45.0)	25.26	25.26	0.49	1.94	1.07	0.49	1.94	0.02	688.52	0.34	NM	181.61	45.88	181.61	NM	0.12	1.07	NM
CFCP	Coastal Fin. Corp. of SC	6.41	6.41	1.08	16.96	6.08	0.96	15.03	NA	NA	1.36	16.44	257.47	16.52	257.47	18.55	0.20	1.38	22.73
CCBI	Commercial Capital Bcrp of CA	12.29	4.63	1.32	15.09	2.70	1.22	14.02	0.12	646.27	1.00	NM	189.15	23.24	NM	NM	0.16	0.77	28.57
CFFC	Community Fin. Corp. of VA	8.69	8.68	1.10	12.53	8.82	1.14	12.90	0.51	152.60	0.94	11.34	134.52	11.69	134.71	11.01	0.40	2.11	23.95

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 6, 2004

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
CIBI	Community Inv. Bncp, Inc of OH	11.02	11.02	0.72	6.73	6.15	0.66	6.14	0.75	66.89	0.63	16.25	106.47	11.73	106.47	17.81	0.36	2.77	45.00
DCOM	Dime Community Bancshars of NY*	7.76	6.15	1.54	17.90	8.53	1.47	17.09	0.04	NA	0.60	11.73	216.07	16.77	272.73	12.28	0.56	3.59	42.11
DFBS	Dutchfork Bancshares Inc of SC(8)	15.02	15.02	1.41	9.77	6.95	1.37	9.49	0.45	42.11	0.71	14.38	143.74	21.59	143.74	14.81	0.00	0.00	0.00
ESBF	ESB Financial Corp. of PA	7.38	6.82	0.63	8.63	6.49	0.53	7.23	NA	NA	1.19	15.41	130.48	9.63	141.08	18.40	0.40	3.24	50.00
ESBK	Elmira Svgs Bank, FSB of NY*	7.60	7.42	0.86	11.36	7.69	0.57	7.45	NA	NA	0.98	13.00	143.97	10.94	147.50	19.80	0.69	2.34	30.40
EVRT	Evertrust Fin. Grp, Inc. of WA(8)*	11.86	11.86	1.10	9.33	4.84	1.05	8.88	0.08	NA	1.37	20.67	192.21	22.79	192.21	21.74	0.44	1.73	35.77
FFDF	FFD Financial Corp of Dover OH	12.53	12.53	0.62	4.97	4.30	0.31	2.49	0.49	118.80	0.69	23.24	114.74	14.38	114.74	NM	0.42	2.58	60.00
FFLC	FFLC Bancorp of Leesburg FL	7.96	7.96	0.95	11.78	6.23	0.90	11.08	0.67	86.61	0.69	16.06	181.90	14.49	181.90	17.07	0.52	1.92	30.77
FFWC	FFW Corporation of Wabash IN	10.14	9.73	1.03	10.53	8.69	0.81	8.33	0.94	114.37	1.85	11.51	117.12	11.88	122.03	14.54	0.64	2.90	33.33
FMCO	FMS Fin Corp. of Burlington NJ	5.27	5.03	0.59	11.49	6.69	0.59	11.49	0.47	79.42	1.09	14.94	164.98	8.69	172.71	14.94	0.12	0.72	10.81
FFHH	FSF Financial Corp. of MN(8)	10.11	9.17	0.83	8.41	5.26	0.35	3.56	1.43	23.34	0.44	19.01	159.89	16.16	176.26	NM	1.40	4.05	NM
FSBI	Fidelity Bancorp, Inc. of PA	6.27	5.82	0.71	10.90	8.10	0.62	9.41	NA	NA	1.02	12.35	138.82	8.70	149.64	14.30	0.48	2.31	28.57
FFFL	Fidelity Bankshares, Inc of FL	5.56	5.50	0.62	10.40	3.77	0.65	10.81	NA	NA	0.51	26.51	269.36	14.97	272.41	25.51	0.40	1.19	31.50
FFED	Fidelity Fed. Bancorp of IN(8)	8.23	8.23	0.14	1.68	1.12	-0.07	-0.84	NA	NA	0.65	NM	126.06	10.37	126.06	NM	0.00	0.00	0.00
FBTC	First BancTrust Corp of IL	11.86	11.86	0.75	6.35	5.68	0.51	4.27	1.03	94.25	2.02	17.61	108.66	12.89	108.66	26.22	0.24	2.03	35.82
FBEI	First Bancorp of Indiana of IN	12.92	12.05	0.69	4.71	4.28	0.34	2.33	0.39	112.89	0.72	23.37	107.97	13.95	115.71	NM	0.58	2.85	66.67
FBSI	First Bancshares, Inc. of MO	10.33	10.14	0.83	8.32	6.80	0.78	7.83	0.97	46.78	0.72	14.70	118.73	12.27	120.90	15.62	0.16	0.81	11.85
FCAP	First Capital, Inc. of IN	10.71	9.27	0.90	8.34	6.15	0.90	8.34	1.16	51.46	0.79	16.27	133.27	14.27	154.00	16.27	0.60	2.86	46.51
FCFL	First Community Bk Corp of FL	10.03	9.83	0.88	9.99	3.83	0.83	9.36	0.10	NA	1.27	26.13	201.74	20.23	205.91	27.87	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	11.60	9.80	1.16	9.77	7.66	0.83	6.97	0.28	312.07	1.16	13.05	127.21	14.75	150.60	18.29	0.80	3.19	41.67
FFFS	First Fed Serv MHC of IL(45.0)	24.99	24.99	1.19	4.76	3.29	1.19	4.76	0.07	466.30	0.41	30.36	144.39	36.08	144.39	30.36	0.00	0.00	0.00
FFBH	First Fed. Bancshares of AR	10.84	10.84	1.04	9.86	6.56	0.90	8.55	0.60	40.42	0.32	15.25	145.85	15.81	145.85	17.58	0.40	1.93	29.41
FTFC	First Fed. Capital Corp. of WI(8)	7.72	5.27	1.08	14.12	5.81	0.47	6.10	0.33	116.85	0.53	17.20	220.67	17.03	323.32	NM	0.60	2.15	37.04
FFBI	First Federal Bancshares of IL	12.88	12.40	0.85	6.29	8.72	0.85	6.29	NA	NA	0.71	11.47	74.30	9.57	77.21	11.47	0.44	1.65	18.97
FFSX	First Federal Bankshares of IA	11.42	8.46	0.88	7.88	6.54	0.74	6.66	NA	NA	0.99	15.29	117.79	13.45	159.08	18.08	0.40	1.76	26.85
FFBZ	First Federal Bncrp, Inc of OH(8)	9.06	9.06	0.76	8.20	4.23	0.69	7.45	0.48	148.18	0.80	23.64	188.13	17.05	188.13	26.00	0.24	1.85	43.64
FFCH	First Fin. Holdings Inc. of SC	6.66	5.74	1.05	15.27	7.11	0.94	13.62	0.53	113.45	0.81	14.06	216.62	14.42	251.32	15.77	0.88	3.08	43.35
FFHS	First Franklin Corp. of OH	8.76	8.76	0.48	5.50	4.21	0.23	2.68	1.04	49.83	0.71	23.75	128.64	11.27	128.64	NM	0.32	1.68	40.00
FKFS	First Keystone Fin., Inc of PA	5.80	5.80	0.47	8.10	5.96	0.21	3.55	0.55	68.68	0.71	16.77	133.76	7.75	133.76	NM	0.44	1.91	32.12
CASH	First Midwest Fin., Inc. of IA	6.35	5.90	0.56	9.49	8.19	0.64	10.81	0.90	75.01	1.36	12.21	108.70	6.90	116.93	10.71	0.52	2.48	30.23
FMSB	First Mutual Bncshrs Inc of WA*	5.68	5.68	1.00	17.06	6.88	0.88	15.11	0.12	768.20	1.11	14.54	232.47	13.21	232.47	16.41	0.36	1.49	21.69
FNFG	First Niagara Fin. Group of NY*	20.28	17.09	1.05	5.72	3.50	1.03	5.59	0.27	301.93	1.31	28.58	141.26	28.65	167.67	29.26	0.32	2.60	74.42
FNFI	First Niles Fin., Inc. of OH	15.83	15.83	1.06	6.39	4.09	0.89	5.38	1.09	71.51	1.78	24.45	166.04	26.28	166.04	29.03	0.60	3.23	NM
FPTB	First PacTrust Bancorp of CA	11.76	11.76	0.77	5.69	4.35	0.76	5.63	NA	NA	0.70	23.01	139.50	16.41	139.50	23.24	0.40	1.72	39.60
FPFC	First Place Fin. Corp. of OH	9.93	6.62	0.80	7.28	5.52	0.55	5.01	0.65	112.87	1.07	18.12	114.31	11.35	171.41	26.33	0.56	3.32	60.22
FBNW	FirstBank NW Corp. of WA	9.90	6.89	0.91	9.45	5.46	0.60	6.30	0.35	252.80	1.29	18.30	115.06	11.39	165.23	27.45	0.68	2.53	46.26
FFIC	Flushing Fin. Corp. of NY*	7.40	7.20	1.18	15.45	6.76	1.17	15.31	0.21	152.15	0.47	14.80	223.85	16.55	230.04	14.92	0.36	2.06	30.51
FKKY	Frankfort First Bancorp of KY	12.81	12.81	0.73	5.67	3.36	0.73	5.67	0.55	10.90	0.06	29.76	170.68	21.86	170.68	29.76	1.12	4.70	NM
FBTX	Franklin Bank Corp of TX	8.28	6.33	0.44	4.96	3.76	0.37	4.21	0.31	60.83	0.22	26.59	130.97	10.85	171.48	31.38	0.00	0.00	0.00
GUPB	GFSB Bancorp, Inc of Gallup NM	7.76	7.76	0.70	9.09	6.76	0.68	8.89	1.08	67.72	1.11	14.79	129.79	10.07	129.79	15.11	0.50	2.38	35.21
GSLA	GS Financial Corp. of LA	13.95	13.95	0.20	1.41	1.78	-0.05	-0.34	0.38	72.26	0.69	NM	79.41	11.07	79.41	NM	0.40	2.15	NM
GTPS	Great American Bancorp of IL	10.79	10.48	0.76	6.99	7.11	0.72	6.57	0.04	NA	1.05	14.07	101.78	10.98	104.77	14.97	0.44	1.87	26.35
PEDE	Great Pee Dee Bancorp of SC	16.86	16.17	0.82	4.70	4.39	0.74	4.29	NA	NA	1.33	22.79	106.16	17.90	110.71	25.00	0.62	4.00	NM
GAFC	Greater Atlant. Fin Corp of VA	3.53	3.29	-0.12	-2.84	-3.33	-1.98	-48.36	0.17	157.52	0.54	NM	95.09	3.36	102.04	NM	0.00	0.00	NM
GCBC	Green Co Bcrp MHC of NY (43.9)	10.48	10.48	1.08	9.89	4.35	1.08	9.89	NA	NA	0.83	23.01	225.00	23.58	225.00	23.01	0.84	2.57	59.15
HCBB	HCB Bancshares, Inc. of AR(8)	12.51	12.51	0.22	1.90	2.02	0.08	0.67	4.40	16.17	1.79	NM	93.05	11.64	93.05	NM	0.36	1.96	NM
HFFC	HF Financial Corp. of SD	6.17	5.57	0.50	7.92	7.37	0.38	5.96	0.27	158.46	0.55	13.58	106.75	6.58	118.27	18.05	0.43	2.80	38.05
HMNF	HMN Financial, Inc. of MN	8.87	8.42	1.15	12.22	8.60	0.87	9.22	0.38	224.52	1.06	11.63	140.60	12.48	148.26	15.42	0.88	3.44	40.00
HARB	Harbor Florida Bancshrs of FL	10.72	10.56	1.62	14.77	5.68	1.49	13.52	0.09	722.43	0.94	17.62	250.43	26.84	254.13	19.24	0.64	2.19	38.55
HARL	Harleysville Svgs Fin Cp of PA	6.11	6.11	0.69	11.32	7.56	0.64	10.50	0.04	685.12	0.60	13.23	144.33	8.82	144.33	14.27	0.80	2.94	38.83
HWFG	Harrington West Fncl Grp of CA	4.90	4.40	0.86	16.97	9.09	0.84	16.63	0.02	NA	0.87	11.00	176.09	8.63	196.20	11.22	0.40	2.42	26.67
HFWA	Heritage Financial Corp of WA	8.55	7.56	1.45	14.89	7.61	1.33	13.64	0.20	619.05	1.46	13.14	211.20	18.06	238.97	14.34	0.64	3.14	41.29
HIFS	Hingham Inst. for Sav. of MA*	8.01	8.01	1.20	14.21	6.73	1.18	14.06	0.09	612.10	0.78	14.86	205.33	16.46	205.33	15.02	0.72	1.73	25.71
HCFC	Home City Fin. Corp. of OH	7.97	7.77	0.43	5.50	4.92	0.43	5.43	NA	NA	0.63	20.34	107.92	8.60	110.67	20.60	0.44	2.74	55.70
HWEN	Home Financial Bancorp of IN	11.83	11.83	0.53	4.76	4.29	0.73	6.55	2.57	25.13	0.80	23.33	107.49	12.72	107.49	16.97	0.12	2.14	50.00
HLFC	Home Loan Financial Corp of OH	14.45	14.45	1.26	8.64	5.60	1.25	8.56	1.48	21.85	0.39	17.86	148.59	21.47	148.59	18.02	0.77	3.85	68.75
HFBC	HopFed Bancorp, Inc. of KY	9.02	7.96	0.68	7.25	5.70	0.55	5.95	NA	NA	0.85	17.56	124.11	11.19	140.64	21.38	0.48	2.88	50.53
HRZB	Horizon Financial Corp. of WA*	12.26	12.20	1.52	11.82	6.48	1.30	10.10	0.02	NA	1.50	15.44	183.43	22.48	184.31	18.07	0.52	2.72	41.94
HCBK	Hudson Cty Bcp MHC of NJ(34.5)*	6.90	6.90	1.28	16.18	3.43	1.21	15.34	0.14	100.42	0.27	29.13	NM	33.87	NM	30.72	0.72	2.13	62.07
HRBT	Hudson River Bancorp Inc of NY(8)	10.91	8.23	1.28	11.92	6.24	1.28	11.92	0.70	221.31	2.38	16.04	185.04	20.20	245.33	16.04	0.36	2.08	33.33
ICBC	Independence Comm Bnk Cp of NY	11.93	5.22	1.50	13.67	5.39	1.49	13.60	NA	NA	0.93	18.56	143.29	17.10	327.48	18.66	0.96	2.60	48.24
IFSB	Independence FSB of DC(8)	9.92	9.92	-0.12	-1.16	-0.74	-1.22	-12.27	0.74	38.17	0.48	NM	157.61	15.64	157.61	NM	0.00	0.00	NM
JXSB	Jcksnville Bcp MHC of IL(46.8)	7.24	6.10	0.26	3.38	2.33	0.18	2.42	1.05	74.67	1.60	NM	152.03	11.01	180.60	NM	0.30	2.00	NM
JFBI	Jefferson Bancshares Inc of TN	30.63	30.63	0.39	1.95	1.19	1.18	5.97	0.63	129.44	1.34	NM	111.90	34.28	111.90	27.39	0.16	1.27	NM
KFED	K-Fed Bancorp of CA MHC (39.1)	9.24	9.24	0.25	2.73	1.23	0.27	2.90	NA	NA	0.49	NM	222.01	20.51	222.01	NM	0.00	0.00	0.00
KNBT	KNBT Bancorp, Inc. of PA	19.34	17.12	-0.48	-2.42	-2.12	0.49	2.49	0.22	195.26	0.97	NM	113.13	21.88	127.76	NM	0.20	1.28	NM

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 6, 2004

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/	Tang. Equity/	Reported Earnings			Core Earnings		NPAs	Resvs/	Resvs/	Price/	Price/	Price/	Price/ Tang.	Price/ Core	Ind. Div./	Divi- dend	Payout
	Financial Institution	Assets (%)	Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	Assets (%)	NPAs (%)	Loans (%)	Earning (X)	Book (%)	Assets (%)	Book (%)	Earnings (x)	Share ($)	Yield (%)	Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
LSBX	LSB Corp of No. Andover MA*	11.54	11.54	0.98	8.13	5.88	1.19	9.88	0.02	NA	1.96	17.01	134.29	15.50	134.29	13.99	0.52	3.00	50.98
LSBI	LSB Fin. Corp. of Lafayette IN	8.44	8.44	0.93	10.85	9.59	0.72	8.45	1.63	48.65	0.88	10.43	108.68	9.17	108.68	13.40	0.60	2.60	27.15
LARL	Laurel Capital Group Inc of PA	9.14	7.89	0.58	6.59	4.62	0.58	6.52	0.58	115.06	1.17	21.65	142.31	13.00	164.91	21.88	0.80	3.93	NM
LNCB	Lincoln Bancorp of IN	13.85	13.47	0.62	4.43	4.25	0.56	4.04	NA	NA	0.88	23.54	102.54	14.20	105.38	25.83	0.52	2.80	65.82
MAFB	MAF Bancorp, Inc. of IL	9.67	6.73	1.19	12.34	7.39	1.08	11.20	0.33	111.46	0.51	13.53	142.39	13.76	204.45	14.91	0.84	2.13	28.77
MFBC	MFB Corp. of Mishawaka IN	8.34	8.34	0.63	7.77	7.06	0.44	5.50	0.77	162.82	1.55	14.16	106.44	8.88	106.44	20.00	0.48	1.68	23.76
MASB	MassBank Corp. of Reading MA*	10.98	10.87	0.76	6.88	5.05	0.65	5.89	0.04	361.56	0.59	19.80	139.78	15.35	141.22	23.15	1.00	2.92	57.80
MTXC	Matrix Bancorp, Inc. of CO	4.27	4.27	0.24	5.90	5.29	0.43	10.41	NA	NA	0.80	18.89	106.24	4.54	106.24	10.70	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	8.56	8.51	0.91	10.88	4.82	0.52	6.25	NA	NA	1.23	20.74	223.37	19.13	224.65	NM	0.40	2.05	42.55
MCBF	Monarch Community Bncrp of MI	18.28	18.28	0.22	1.22	1.32	-0.24	-1.35	2.45	50.78	1.73	NM	92.37	16.88	92.37	NM	0.20	1.39	NM
MFSF	MutualFirst Fin. Inc. of IN	11.95	11.84	0.99	8.32	7.06	0.85	7.14	0.57	150.16	0.99	14.17	116.68	13.95	117.76	16.53	0.48	2.10	29.81
MYST	Mystic Financial, Inc. of MA(8)*	6.47	6.47	0.37	6.06	2.70	0.19	3.03	NA	NA	0.81	NM	213.65	13.82	213.65	NM	0.46	1.22	45.10
NASB	NASB Fin, Inc. of Grandview MO	9.90	9.65	2.20	20.69	8.72	1.50	14.13	1.19	50.58	0.76	11.47	225.06	22.28	230.83	16.80	0.80	2.28	26.14
NHTB	NH Thrift Bancshares of NH	7.49	5.31	1.20	16.24	10.22	0.79	10.74	NA	NA	1.00	9.78	144.38	10.81	203.42	14.80	0.90	3.09	30.20
NTBK	NetBank, Inc. of Alpharetta GA	8.31	6.97	0.66	7.92	7.09	-1.07	-12.91	2.26	39.31	1.11	14.11	111.71	9.29	133.25	NM	0.08	0.78	10.96
NABC	NewAlliance Bancshares of CT	21.85	14.01	0.60	2.73	2.43	0.65	2.98	NA	NA	1.15	NM	112.41	24.56	175.35	NM	0.16	1.18	48.48
NMIL	Newmil Bancorp, Inc. of CT*	7.28	6.10	1.13	15.11	6.87	1.10	14.63	0.21	342.96	1.08	14.56	217.64	15.84	259.53	15.03	0.68	2.47	35.98
NBSI	North Bancshares of Chicago IL(8)	9.88	9.88	0.14	1.36	0.66	0.16	1.61	NA	NA	0.38	NM	209.02	20.64	209.02	NM	0.32	1.33	NM
FFFD	North Central Bancshares of IA	9.15	8.05	1.27	13.54	9.55	1.27	13.54	NA	NA	0.82	10.47	140.12	12.83	159.34	10.47	1.00	2.71	28.33
NEIB	Northeast Indiana Bncrp of IN	11.78	11.78	0.74	6.15	5.61	0.68	5.66	1.08	60.79	0.89	17.81	111.40	13.13	111.40	19.36	0.56	2.78	49.56
NEPF	Northeast PA Fin. Corp of PA	6.52	5.32	-0.03	-0.48	-0.42	-0.07	-1.04	0.90	109.07	2.04	NM	121.64	7.94	149.29	NM	0.24	1.43	NM
NWSB	Northwest Bcrp MHC of PA(41.4)	8.65	6.19	0.88	10.81	5.10	0.81	9.99	0.62	82.68	0.78	19.62	197.70	17.10	276.14	21.24	0.48	2.33	45.71
OCFC	OceanFirst Fin. Corp of NJ	7.79	7.70	1.09	14.14	6.48	0.65	8.41	0.19	318.00	0.76	15.43	214.27	16.68	216.58	25.96	0.80	3.62	55.94
ONFC	Oneida Fincl MHC of NY (42.4)	11.33	8.24	0.70	5.98	3.61	0.59	5.08	0.17	316.97	1.09	27.70	169.94	19.26	233.76	32.59	0.38	3.43	NM
PBNC	PFS Bancorp Inc. of Aurora IN	22.30	22.30	0.69	3.10	2.49	0.69	3.10	1.01	63.53	0.75	NM	122.62	27.34	122.62	NM	0.30	1.33	53.57
PHSB	PHSB Financial Corp. of PA	14.06	14.06	0.89	6.33	4.73	0.43	3.04	NA	NA	1.19	21.13	137.70	19.37	137.70	NM	0.80	3.71	NM
PVFC	PVF Capital Corp. of Solon OH	8.40	8.40	1.06	12.54	7.25	0.44	5.21	1.47	38.75	0.69	13.79	166.87	14.01	166.87	33.20	0.30	1.84	25.42
PPBI	Pacific Premier Bncrp of CA(8)	9.77	9.77	1.79	20.09	8.65	2.07	23.33	0.66	78.14	0.62	11.56	160.93	15.73	160.93	9.95	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	8.25	8.25	1.24	15.55	7.83	1.24	15.55	0.23	165.90	0.64	12.77	191.29	15.79	191.29	12.77	0.84	4.11	52.50
PFED	Park Bancorp of Chicago IL	11.27	11.27	0.91	8.18	6.40	0.82	7.36	0.37	58.82	0.35	15.62	125.05	14.10	125.05	17.34	0.72	2.19	34.12
PVSA	Parkvale Financial Corp of PA	6.49	5.80	0.62	9.78	6.82	0.58	9.12	0.49	173.63	1.34	14.66	139.93	9.09	156.62	15.72	0.80	3.05	44.69
PRTRD	Partners Trust Fin. Grp. of NY	13.98	6.72	0.76	5.45	6.13	0.74	5.27	0.24	233.62	0.91	16.32	89.00	12.44	185.07	16.88	0.25	2.55	41.67
PBHC	Pathfinder BC MHC of NY (35.3)*	7.35	5.82	0.52	6.92	3.94	0.38	4.99	1.07	54.99	0.94	25.41	170.70	12.55	215.58	NM	0.40	2.58	65.57
PFSB	PennFed Fin. Services of NJ	6.22	6.15	0.66	10.18	5.81	0.65	9.90	0.11	286.39	0.48	17.21	175.63	10.93	177.67	17.71	0.40	1.31	22.47
PFDC	Peoples Bancorp of Auburn IN	12.92	12.35	1.05	8.27	6.60	0.97	7.69	0.59	68.41	0.56	15.16	124.28	16.06	130.09	16.31	0.68	2.88	43.59
PBCT	Peoples Bank MHC of CT (41.7)*	10.85	9.80	1.56	16.71	6.16	0.54	5.78	0.33	207.39	0.99	16.24	247.49	26.85	273.90	NM	1.16	3.80	61.70
PCBI	Peoples Community Bcrp. of OH	5.76	5.14	0.31	5.39	4.57	0.30	5.24	0.99	111.93	1.60	21.90	118.13	6.80	132.41	22.55	0.60	2.61	57.14
PSFC	Peoples Sidney Fin. Corp of OH	12.76	12.76	0.69	5.53	4.12	0.69	5.53	1.43	37.19	0.62	24.25	133.42	17.02	133.42	24.25	0.56	3.45	NM
PFSL	Pocahontas Bancorp, Inc. of AR	6.97	4.81	0.76	10.64	7.25	0.76	10.64	NA	NA	1.01	13.79	156.03	10.87	226.13	13.79	0.32	1.89	26.02
PBCP	Provident Bancorp, Inc. of NY	19.21	15.19	0.67	4.55	2.22	0.81	5.50	0.31	316.43	1.75	NM	125.00	24.02	158.13	NM	0.16	1.48	66.67
PROV	Provident Fin. Holdings of CA	8.34	8.33	1.25	15.28	10.30	0.42	5.09	0.08	692.18	0.78	9.70	148.29	12.37	148.48	29.11	0.40	1.74	16.88
PULB	Pulaski Fin Cp of St. Louis MO	6.81	6.72	1.19	15.12	5.91	0.36	4.55	0.65	135.54	0.97	16.91	247.09	16.84	250.65	NM	0.36	2.07	34.95
QCBC	Quaker City Bancorp, Inc of CA(8)	8.15	8.13	1.16	13.95	5.87	1.16	13.95	0.24	278.39	0.81	17.02	225.97	18.41	226.34	17.02	0.80	1.46	24.84
RPFG	Ranier Pacific Fin Group of WA	14.34	14.31	-0.27	-2.12	-1.45	-0.34	-2.74	0.07	NA	1.81	NM	127.94	18.35	128.24	NM	0.20	1.21	NM
RIVR	River Valley Bancorp of IN	8.95	8.94	1.09	12.04	7.21	0.75	8.30	NA	NA	1.07	13.87	163.67	14.65	163.90	20.13	0.72	3.16	43.90
RVSB	Riverview Bancorp, Inc. of WA	12.85	10.93	1.43	11.53	6.85	1.44	11.61	0.34	259.48	1.16	14.59	159.34	20.48	187.26	14.49	0.62	2.93	42.76
ROME	Rome Bncp Inc MHC of NY (38.5)*	13.40	13.40	0.58	4.22	1.24	0.73	5.27	0.52	131.83	0.82	NM	345.24	46.26	345.24	NM	0.60	2.07	NM
SVBI	Severn Bancorp, Inc. of MD	8.61	8.56	2.18	25.04	7.63	2.02	23.17	0.27	319.22	0.90	13.11	295.97	25.49	297.89	14.17	0.40	1.09	14.29
SOBI	Sobieski Bancorp of S. Bend IN	4.30	4.30	-4.36	NM	NM	-4.53	NM	7.26	28.25	3.55	NM	94.49	4.06	94.49	NM	0.00	0.00	NM
SFFS	Sound Fed Bancorp, Inc. of NY	13.67	12.14	0.73	4.76	3.92	0.73	4.76	0.19	161.28	0.55	25.49	130.52	17.84	146.89	25.49	0.24	1.85	47.06
SSFC	South Street Fin. Corp. of NC*	12.02	12.02	0.51	4.37	3.60	0.51	4.37	NA	NA	0.42	27.75	119.93	14.42	119.93	27.75	0.40	4.00	NM
SMBC	Southern Missouri Bncrp of MO	8.81	7.84	0.98	11.03	8.37	0.97	10.95	NA	NA	0.79	11.94	127.76	11.25	143.61	12.04	0.36	2.39	28.57
STSA	Sterling Financial Corp of WA	7.06	4.60	0.87	13.81	5.51	0.80	12.69	0.27	268.20	1.19	18.13	164.84	11.64	252.98	19.73	0.00	0.00	0.00
STBI	Sturgis Bancorp, Inc. of MI	9.97	8.20	0.77	7.81	5.67	0.47	4.79	2.01	40.34	1.05	17.63	135.06	13.47	164.34	28.78	0.36	2.55	45.00
SYNF	Synergy Financial Group of NJ	13.06	12.96	0.52	3.68	3.09	0.52	3.68	NA	NA	0.77	32.32	119.43	15.59	120.29	32.32	0.16	1.60	51.61
THRD	TF Fin. Corp. of Newtown PA	9.40	8.64	-0.77	-8.49	-6.52	-0.74	-8.19	0.46	76.24	0.52	NM	132.80	12.49	144.44	NM	0.68	2.56	NM
TONE	TierOne Corp. of Lincoln NE	13.41	13.41	1.10	7.37	6.47	0.97	6.48	NA	NA	1.00	15.45	123.34	16.54	123.34	17.59	0.20	0.98	15.15
TSBK	Timberland Bancorp, Inc. of WA	16.40	16.40	1.27	7.53	6.44	1.22	7.22	NA	NA	1.16	15.52	122.89	20.15	122.89	16.19	0.60	2.65	41.10
TRST	TrustCo Bank Corp NY of NY	7.53	7.53	1.97	24.03	6.08	1.68	20.45	0.10	NA	4.14	16.45	NM	31.69	NM	19.32	0.60	4.93	NM
UCBC	Union Community Bancorp of IN	13.52	12.47	0.79	5.93	5.94	0.79	5.93	NA	NA	0.52	16.82	99.94	13.51	108.37	16.82	0.60	3.33	56.07
UCFC	United Community Fin. of OH	11.18	9.50	1.04	8.13	6.51	0.83	6.48	0.66	113.54	0.91	15.36	135.20	15.12	159.16	19.27	0.30	2.83	43.48
UPFC	United PanAm Fin. Corp of CA	6.62	6.62	1.00	15.11	5.74	0.97	14.64	NA	NA	4.52	17.42	244.93	16.22	244.93	17.98	0.00	0.00	0.00
UTBI	United Tenn. Bankshares of TN	15.08	14.42	1.68	11.68	9.16	1.62	11.31	0.56	142.16	1.19	10.92	119.54	18.02	125.00	11.27	0.36	2.09	22.78
WSFS	WSFS Financial Corp. of DE(8)*	8.85	8.82	1.14	12.35	6.89	1.05	11.37	0.24	409.68	1.62	14.52	175.04	15.50	175.78	15.76	0.24	0.48	7.04
WVFC	WVS Financial Corp. of PA	7.38	7.38	0.62	8.02	5.59	0.62	8.02	NA	NA	1.72	17.88	146.58	10.82	146.58	17.88	0.64	3.69	65.98
WSBI	Warwick Community Bncrp of NY(8)*	10.06	9.74	0.39	4.10	2.17	0.34	3.57	0.44	230.52	2.38	NM	190.71	19.18	196.85	NM	0.60	1.89	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 6, 2004

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
WFSL Washington Federal, Inc. of WA	15.05	14.25	1.82	12.68	6.92	1.82	12.68	0.22	158.54	0.51	14.45	177.83	26.77	187.91	14.45	0.84	3.38	48.84
WAYN Wayne Savings Bancshares of OH	11.81	11.81	0.72	6.08	4.44	0.69	5.82	0.23	96.22	0.40	22.54	139.37	16.45	139.37	23.53	0.48	3.00	67.61
WYPT Waypoint Financial Corp of PA(8)	7.28	6.89	0.63	8.30	3.84	0.48	6.43	0.36	151.13	1.17	26.04	223.95	16.30	236.51	33.62	0.56	2.11	54.90
WCFB Wbstr Cty Fed MHC of IA (39.0)	21.63	21.53	1.11	5.18	2.30	1.11	5.18	0.46	73.65	0.52	NM	223.51	48.35	224.63	NM	0.68	5.04	NM
WEFC Wells Fin. Corp. of Wells MN	12.68	12.68	1.20	9.72	9.47	0.59	4.78	NA	NA	0.46	10.56	100.45	12.74	100.45	21.50	0.88	3.59	37.93
WOFC Western Ohio Fin. Corp. of OH(8)	11.13	11.13	0.63	5.45	4.01	0.54	4.67	0.39	117.39	0.55	24.92	131.72	14.66	131.72	29.07	1.00	3.02	NM
WGBC Willow Grove Bancorp Inc of PA	11.26	11.15	0.72	5.58	3.84	0.60	4.68	NA	NA	0.98	26.02	153.62	17.30	155.10	31.02	0.44	2.73	70.97

EXHIBIT IV-2

Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1995:	Quarter 1	4157.7	500.7	817.2	278.4	152.1
	Quarter 2	4556.1	544.8	933.5	313.5	171.7
	Quarter 3	4789.1	584.4	1,043.5	362.3	195.3
	Quarter 4	5117.1	615.9	1,052.1	376.5	207.6
1996:	Quarter 1	5587.1	645.5	1,101.4	382.1	225.1
	Quarter 2	5654.6	670.6	1,185.0	387.2	224.7
	Quarter 3	5882.2	687.3	1,226.9	429.3	249.2
	Quarter 4	6442.5	737.0	1,280.7	483.6	280.1
1997:	Quarter 1	6583.5	757.1	1,221.7	527.7	292.5
	Quarter 2	7672.8	885.1	1,442.1	624.5	333.3
	Quarter 3	7945.3	947.3	1,685.7	737.5	381.7
	Quarter 4	7908.3	970.4	1,570.4	814.1	414.9
1998:	Quarter 1	8799.8	1101.8	1,835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1,894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1,693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2,192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
	Quarter 2	8985.4	974.5	1,622.8	1266.6	476.1
	Quarter 3	9275.1	996.0	1,786.9	1330.9	490.9
	Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.6
2004:	Quarter 1	10357.7	1126.2	1,994.2	1585.3	562.2
	Quarter 2	10435.5	1140.8	2,047.8	1437.8	546.6
As of August 6, 2004		9815.3	1064.0	1,776.9	1418.2	527.6

(1) End of period data.
Sources: SNL Securities and Wall Street Journal.

EXHIBIT IV-3

Historical Thrift Stock Indices

<Index Values>

	Index Values				Price Appreciation (%)		
	06/30/04	05/28/04	12/31/03	06/30/03	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,437.8	1,507.4	1,482.3	1,266.6	-4.62	-3.00	13.52
MHC Index	2,529.0	2,648.5	2,663.5	1,945.0	-4.51	-5.05	30.02
Stock Exchange Indexes							
AMEX Thrifts	549.8	531.1	547.2	417.0	3.51	0.47	31.85
NYSE Thrifts	899.1	963.7	927.9	828.5	-6.71	-3.11	8.51
OTC Thrifts	1,780.5	1,800.8	1,832.1	1,448.4	-1.13	-2.82	22.93
Geographic Indexes							
Mid-Atlantic Thrifts	3,438.5	3,579.1	3,767.0	2,902.1	-3.93	-8.72	18.48
Midwestern Thrifts	3,154.5	3,183.0	3,266.1	2,817.6	-0.89	-3.42	11.96
New England Thrifts	1,420.5	1,425.1	1,304.3	1,068.4	-0.32	8.92	32.96
Southeastern Thrifts	1,393.0	1,353.8	1,469.6	1,148.6	2.90	-5.21	21.28
Southwestern Thrifts	1,126.8	1,151.2	1,191.3	942.5	-2.12	-5.41	19.56
Western Thrifts	1,311.8	1,409.2	1,311.9	1,214.1	-6.91	-0.01	8.05
Asset Size Indexes							
Less than $250M	1,339.8	1,318.2	1,372.1	1,157.4	1.64	-2.35	15.76
$250M to $500M	3,234.5	3,278.4	3,331.7	2,835.9	-1.34	-2.92	14.05
$500M to $1B	1,689.9	1,657.1	1,763.0	1,443.1	1.98	-4.15	17.11
$1B to $5B	2,183.1	2,163.1	2,239.1	1,809.3	0.92	-2.50	20.66
Over $5B	852.1	908.8	879.0	762.0	-6.23	-3.06	11.83
Pink Indexes							
Pink Thrifts	387.2	390.1	390.2	323.9	-0.74	-0.76	19.56
Less than $75M	468.6	465.3	409.0	349.0	0.71	14.58	34.27
Over $75M	401.3	404.5	400.5	331.9	-0.79	0.20	20.91
Comparative Indexes							
Dow Jones Industrials	10,435.5	10,188.5	10,453.9	8,985.4	2.42	-0.18	16.14
S&P 500	1,140.8	1,120.7	1,111.9	974.5	1.80	2.60	17.07

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on Ma 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

EXHIBIT IV-4

Market Area Acquisition Activity

Exhibit IV-4
New Jersey Thrift Acquisitions 2001-Present

Announce Date	Complete Date	Buyer Short Name		Target Name		Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
						Target Financials at Announcement						Deal Terms and Pricing at Announcement						
01/10/2002	10/21/2002	Kearny, MHC	NJ	Pulaski Bancorp, Inc. (MHC)	NJ	237,596	10.50	0.32	3.05	0.29	182.58	32.900	Cash	253.27	253.27	NM	27.06	23.60
09/11/2002	07/01/2003	Kearny, MHC	NJ	West Essex Bancorp Inc.,(MHC)	NJ	390,333	13.02	0.88	6.51	0.36	114.15	35.100	Cash	334.60	356.71	52.39	44.90	60.81
05/16/2002	12/31/2002	NSB Holding Corp.	NY	Liberty Bancorp, Inc. (MHC)	NJ	323,043	9.69	0.36	3.63	0.20	140.73	26.500	Cash	276.62	276.62	NM	27.68	25.15
10/18/2001	08/23/2002	Oritani Financial Corp M.H.C.	NJ	Hamilton Bancorp, MHC	NJ	123,151	6.40	0.45	6.95	0.05	NA	NA		NA	NA	NA	NA	NA
10/17/2001	07/31/2002	Pacific MHC	CA	College Savings Bank	NJ	323,236	5.39	0.56	10.31	0.00	NA	NA		NA	NA	NA	NA	NA
12/22/2003	NA	Provident Financial Services	NJ	First Sentinel Bancorp, Inc.	NJ	2,245,130	9.68	1.12	11.66	0.04	NM	22.246	Mixed	283.03	288.17	23.92	28.68	32.93
				Average:		607,082	9.11	0.62	7.02	0.16	145.82	29.19		286.88	293.69	38.16	32.08	35.62
				Median:		323,140	9.69	0.51	6.73	0.13	140.73	29.70		279.83	282.40	38.16	28.18	29.04

Source: SNL Finanical, LC.

EXHIBIT IV-5

Ocean Shore Holding Co.
Director and Senior Management Summary Resumes

Exhibit IV-5
Ocean Shore Holding Co.
Director and Senior Management Summary Resumes

Directors

The following directors have terms ending in 2005:

Sylva A. Bertini retired as Vice President of Ocean City Home Bank in March 2000. Age 68. Director since 2000.

John L. Van Duyne is an officer and owner of Van Duyne Builders, Inc. Mr. Van Duyne is also an officer of Van Duyne & Bruin, LLC. Age 51. Director since 1999.

Christopher J. Ford is a scout for the Philadelphia 76'ers basketball team. He served as the Philadelphia 76'ers interim head basketball coach from February 2004 until April 2004 and as an assistant coach from July 2003 until February 2004. Mr. Ford was the head coach for the Brandeis University men's basketball team from October 2000 until June 2004. Mr. Ford was the head basketball coach for the Los Angeles Clippers from January 1999 until February 2000. He also has served as head coach of the Boston Celtics and the Milwaukee Bucks and had a 10-year career as a player in the NBA. Director since 2004. Age 55.

Roy Gillian is the owner and Chairman of Gilamco, Inc., an amusement pier in Ocean City, New Jersey. Age 74. Director since 1970.

The following directors have terms ending in 2006:

Frederick G. Dalzell, MD is an orthopedic surgeon at Atlantic Shore Orthopedic Associates. Age 52. Director since 2000.

Robert A. Previti is the school superintendent for the Brigantine Board of Education. Age 50. Director since 2000.

The following directors have terms ending in 2007:

Samuel R. Young is the owner and president of Tilton Fitness Management, which develops, owns and operates commercial and hospital-affiliated health and fitness clubs. Mr. Young is also officer in the United States Navy Reserves. Age 44. Director since 2004.

Steven E. Brady has been the President and Chief Executive Officer of Ocean City Home Bank since 1991 and the President of OC Financial MHC and Ocean Shore Holding since their formation in 1998. Age 51. Director since 1991.

Exhibit IV-5 (continued)
Ocean Shore Holding Co.
Director and Senior Management Summary Resumes

Senior Management

Anthony J. Rizzotte has been Executive Vice President and Chief Lending Officer of Ocean City Home Bank and and Vice President of Ocean Shore Holding and OC Financial MHC since 1991. Mr. Rizzotte was named Executive Vice President of Ocean Shore Holding and OC Financial MHC in 2004. Age 49.

Janet Bossi has been the Senior Vice President of Loan Administration of Ocean City Home Bank since 2002. Prior to becoming a senior vice president, Ms. Bossi was a vice president of Ocean City Home Bank. Age 38.

Kim Davidson has been the Senior Vice President of Business Development of Ocean City Home Bank since 2001. Prior to becoming a senior vice president, Ms. Davidson was a vice president of Ocean City Home Bank. Age 43.

Paul Esposito has been the Senior Vice President of Marketing of Ocean City Home Bank since 1999. Prior to becoming a senior vice president, Mr. Esposito was a vice president of Ocean City Home Bank. Age 54.

Donald F. Morgenweck has been Senior Vice President and Chief Financial Officer of Ocean City Home Bank and Vice President of OC Financial MHC and Ocean Shore Holding since March 2001. Mr. Morgenweck was named Senior Vice President and Chief Financial Officer of OC Financial MHC and Ocean Shore Holding in 2004. Prior to joining Ocean City Home Bank, Mr. Morgenweck was a Vice President at Summit Bank. Age 50.

EXHIBIT IV-6

Ocean Shore Holding Co.
Pro Forma Regulatory Capital Ratios

Exhibit IV-6
Ocean Shore Holding Co.
Pro Forma Regulatory Capital Ratios

	Historical at June 30, 2004		Pro Forma at June 30, 2004							
			Minimum of Offering Range		Midpoint of Offering Range		Maximum of Offering Range		15% Above Maximum of Offering Range	
			2,465,000 Shares at $10.00 Per Share		2,900,000 Shares at $10.00 Per Share		3,335,000 Shares at $10.00 Per Share		3,835,250 Shares at $10.00 Per Share	
	Amount	Percent of Assets (1)	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
					(Dollars in thousands)					
Generally accepted accounting principles capital	$33,813	7.06%	$49,488	9.96%	$49,924	10.03%	$49,968	10.03%	$50,019	10.03%
Tangible Capital:										
Capital level (2)	$33,638	7.03%	$49,313	9.93%	$49,749	10.00%	$49,793	10.00%	$49,844	10.00%
Requirement	7,181	1.50	7,450	1.50	7,462	1.50	7,469	1.50	7,477	1.50
Excess	$26,457	5.53%	$41,863	8.43%	$42,287	8.50%	$42,324	8.50%	$42,367	8.50%
Core Capital:										
Capital level (2)	$33,638	7.03%	$49,313	9.93%	$49,749	10.00%	$49,793	10.00%	$49,844	10.00%
Requirement	19,149	4.00	19,866	4.00	19,900	4.00	19,917	4.00	19,938	4.00
Excess	$14,489	3.03%	$29,447	5.93%	$29,850	6.00%	$29,876	6.00%	$29,906	6.00%
Total Risk-Based Capital:										
Total risk-based capital (3)	$34,956	13.72%	$50,631	19.59%	$51,067	19.75%	$51,111	19.76%	$51,162	19.77%
Requirement	20,389	8.00	20,676	8.00	20,689	8.00	20,696	8.00	20,704	8.00
Excess	$14,567	5.72%	$29,955	11.59%	$30,378	11.75%	$30,415	11.76%	$30,458	11.77%

(1) Tangible capital and core capital levels are shown as a percentage of adjusted total assets of $478.9 million. Risk-based capital levels are shown as a percentage of risk-weighted assets of $254.9 million.

(2) A portion of the net unrealized losses on available-for-sale securities accounts for the difference between capital calculated under generally accepted accounting principles and each of tangible capital and core capital. See note 13 to the notes to consolidated financial statements for additional information.

(3) Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk-weighting.

EXHIBIT IV-7

Ocean Shore Holding Co.
Pro Forma Analysis Sheet – Fully-Converted Basis

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
Ocean Shore Holding Company
Prices as of August 6, 2004

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio (x)		P/E	22.73 x	28.52x	28.58x	17.16x	16.04x
Price-core earnings ratio (x)		P/Core	22.73 x	31.97x	31.81x	19.10x	17.81x
Price-book ratio (%)	=	P/B	83.07%	96.43%	91.54%	152.76%	143.29%
Price-tangible book ratio (%	=	P/TB	83.07%	100.31%	98.46%	165.68%	156.62%
Price-assets ratio (%)	=	P/A	11.96%	21.67%	21.36%	16.41%	14.66%

Valuation Parameters

Pre-Conversion Earnings (Y)	$2,763,000	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Earnings (CY)	$2,763,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$24,603,000	ESOP Amortization (T)	15.00 years
Pre-Conv. Tang. Book Value (T	$24,603,000	RRP Amount (M)	4.00%
Pre-Conversion Assets (A)	$499,073,000	RRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	2.09%	Foundation (F)	3.02% (6)
Est. Conversion Expenses (3)(:	3.00%	Tax Benefit (Z)	798,800
Tax Rate (TAX)	39.94%	Percentage Sold (PCT)	100.00%

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $66,258,920

2. $V = \frac{P/Core * (Y)}{1 - P/Core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $66,258,920

3. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $66,258,921

4. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$ V= $66,258,921

5. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $66,258,920

Conclusion	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Shares Issued
Supermaximum	8,596,250	10.00	$ 85,962,500	166,492	8,762,742	$ 87,627,420
Maximum	7,475,000	10.00	74,750,000	144,776	7,619,776	76,197,760
Midpoint	6,500,000	10.00	65,000,000	125,892	6,625,892	66,258,920
Minimum	5,525,000	10.00	55,250,000	107,008	5,632,008	56,320,080

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 2.09 percent, and a tax rate of 39.94 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 15 years and 5 years, respectively; amortization expenses tax effected at 39.94 percent.
(6) *The contribution to the Foundation is equal to $2.0 million, with the stock component equal to 1.9% of pro forma shares outstanding with the* balance of the contribution in the form of cash.

EXHIBIT IV-8

Ocean Shore Holding Co.
Pro Forma Effect of Conversion Proceeds – Fully-Converted Basis

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Ocean Shore Holding Company
At the Minimum

1.	Pro Forma Market Capitalization	$56,320,080
	Less: Foundation Shares	1,070,080
2.	Offering Proceeds	$55,250,000
	Less: Estimated Offering Expenses	1,657,500
	Net Conversion Proceeds	$53,592,500

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$53,592,500
Less: Cash Contribution to Foundation	929,918
Less: Non-Cash Stock Purchases (1)	6,758,410
Net Proceeds Reinvested	$45,904,172
Estimated net incremental rate of return	1.26%
Reinvestment Income	$576,214
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	180,404
Less: Recognition Plan Vesting (4)	270,607
Net Earnings Impact	$125,203

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$2,763,000	$125,203	$2,888,203
12 Months ended June 30, 2004 (core)	$2,763,000	$125,203	$2,888,203

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
June 30, 2004	$24,603,000	$45,904,172	$798,800	$71,305,972
June 30, 2004 (Tangible)	$24,603,000	$45,904,172	$798,800	$71,305,972

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
June 30, 2004	$499,073,000	$45,904,172	$798,800	$545,775,972

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 39.94 percent rate.
(4) RRP is amortized over 5 years, and amortization expense is tax effected at 39.94 percent.
(5) Reflects tax benefit of the contribution to the Foundation.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Ocean Shore Holding Company
At the Midpoint

1.	Pro Forma Market Capitalization	$66,258,920
	Less: Foundation Shares	1,258,920
2.	Offering Proceeds	$65,000,000
	Less: Estimated Offering Expenses	1,950,000
	Net Conversion Proceeds	$63,050,000

3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$63,050,000
	Less: Cash Contribution to Foundation	741,081
	Less: Non-Cash Stock Purchases (1)	7,951,070
	Net Proceeds Reinvested	$54,357,849
	Estimated net incremental rate of return	1.26%
	Reinvestment Income	$682,329
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	212,241
	Less: Recognition Plan Vesting (4)	318,361
	Net Earnings Impact	$151,728

4. Pro Forma Earnings		Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)		$2,763,000	$151,728	$2,914,728
12 Months ended June 30, 2004 (core)		$2,763,000	$151,728	$2,914,728

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
June 30, 2004	$24,603,000	$54,357,849	$798,800	$79,759,649
June 30, 2004 (Tangible)	$24,603,000	$54,357,849	$798,800	$79,759,649

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
June 30, 2004	$499,073,000	$54,357,849	$798,800	$554,229,649

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 39.94 percent rate.
(4) RRP is amortized over 5 years, and amortization expense is tax effected at 39.94 percent.
(5) Reflects tax benefit of the contribution to the Foundation.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Ocean Shore Holding Company
At the Maximum

1.	Pro Forma Market Capitalization	$76,197,760
	Less: Foundation Shares	1,447,760
2.	Offering Proceeds	$74,750,000
	Less: Estimated Offering Expenses	2,242,500
	Net Conversion Proceeds	$72,507,500

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$72,507,500
Less: Cash Contribution to Foundation	552,243
Less: Non-Cash Stock Purchases (1)	9,143,731
Net Proceeds Reinvested	$62,811,526
Estimated net incremental rate of return	1.26%
Reinvestment Income	$788,444
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	244,077
Less: Recognition Plan Vesting (4)	366,115
Net Earnings Impact	$178,253

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$2,763,000	$178,253	$2,941,253
12 Months ended June 30, 2004 (core)	$2,763,000	$178,253	$2,941,253

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
June 30, 2004	$24,603,000	$62,811,526	$798,800	$88,213,326
June 30, 2004 (Tangible)	$24,603,000	$62,811,526	$798,800	$88,213,326

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
June 30, 2004	$499,073,000	$62,811,526	$798,800	$562,683,326

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 39.94 percent rate.
(4) RRP is amortized over 5 years, and amortization expense is tax effected at 39.94 percent.
(5) Reflects tax benefit of the contribution to the Foundation.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Ocean Shore Holding Company
At the Supermaximum Value

1.	Pro Forma Market Capitalization	$87,627,420
	Less: Foundation Shares	1,664,920
2.	Offering Proceeds	$85,962,500
	Less: Estimated Offering Expenses	2,578,875
	Net Conversion Proceeds	$83,383,625

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$83,383,625
Less: Cash Contribution to Foundation	335,079
Less: Non-Cash Stock Purchases (1)	10,515,290
Net Proceeds Reinvested	$72,533,256
Estimated net incremental rate of return	1.26%
Reinvestment Income	$910,477
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	280,688
Less: Recognition Plan Vesting (4)	421,032
Net Earnings Impact	$208,756

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$2,763,000	$208,756	$2,971,756
12 Months ended June 30, 2004 (core)	$2,763,000	$208,756	$2,971,756

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
June 30, 2004	$24,603,000	$72,533,256	$798,800	$97,935,056
June 30, 2004 (Tangible)	$24,603,000	$72,533,256	$798,800	$97,935,056

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
June 30, 2004	$499,073,000	$72,533,256	$798,800	$572,405,056

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 39.94 percent rate.
(4) RRP is amortized over 5 years, and amortization expense is tax effected at 39.94 percent.
(5) Reflects tax benefit of the contribution to the Foundation.

EXHIBIT IV-9

Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2004

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
ALLB	Alliance Bank MHC of PA (20.0)	2,404	-23	8	0	2,389	3,441	0.69
BCSB	BCSB Bankcorp MHC of MD (36.4)(1)	415	-236	80	0	259	5,899	0.04
GOV	Gouverneur Bcp MHC of NY(42.5)(1)	754	-66	22	0	710	2,282	0.31
GCBC	Green Co Bcrp MHC of NY (43.9)	2,913	-4	1	0	2,910	2,054	1.42
JXSB	Jcksnville Bcp MHC of IL(46.8)	687	-306	104	0	485	1,952	0.25
ONFC	Oneida Fincl MHC of NY (42.4)	2,997	-645	219	0	2,571	7,488	0.34
PBHC	Pathfinder BC MHC of NY (35.3)(1)	1,482	-606	206	0	1,082	2,448	0.44
ROME	Rome Bncp Inc MHC of NY (38.5)	1,516	595	-202	0	1,909	4,232	0.45
WCFB	Wbstr Cty Fed MHC of IA (39.0)(1)	1,170	-20	7	0	1,157	3,772	0.31
WFD	Westfield Finl MHC of MA(46.5)(1)	6,864	-828	282	0	6,318	9,557	0.66

(1) Financial information is for the quarter ending March 31, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2004 by RP Financial, LC.

EXHIBIT IV-10

Ocean Shore Holding Co.
Pro Forma Analysis Sheet – Minority Stock Offering

EXHIBIT IV-10
PRO FORMA ANALYSIS SHEET
Ocean Shore Holding Company
Prices as of August 6, 2004

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio	=	P/E	23.78 x	33.42	32.56	17.16x	16.04x
Price-core earnings ratio	=	P/CE	23.78 x	34.96	35.23	19.10x	17.81x
Price-book ratio	=	P/B	137.04%	204.73%	173.77%	152.76%	143.29%
Price-tangible book ratio		P/TB	137.04%	219.68%	220.11%	165.68%	156.62%
Price-assets ratio	=	P/A	12.67%	25.03%	23.64%	16.41%	14.66%

Valuation Parameters

Pre-Conversion Earnings (Y)	$2,763,000	ESOP Stock Purchases (E)	8.74% (4)
Pre-Conversion Book Value (B)	$24,603,000	Cost of ESOP Borrowings (S)	0.00% (5)
Pre-Conv. Tang. Book Value (TB)	$24,603,000	ESOP Amortization (T)	15.00 years
Pre-Conversion Assets (A)	$499,073,000	MRP Amount (M)	4.36%
Reinvestment Rate (2)(R)	1.26%	MRP Vesting (N)	5.00 years (4)
Est. Conversion Expenses (3)(X)	4.65%	Foundation (F)	6.61%
Tax rate (TAX)	39.94%	Tax Benefit (Z)	798,800
		Percentage Sold (PCT)	45.67%

Calculation of Pro Forma Value After Conversion

1. $$V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N)}$$ V= $66,258,894

2. $$V = \frac{P/Core * (Y)}{1 - P/Core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N)}$$ V= $66,258,894

3. $$V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$$ V= $66,258,689

4. $$V = \frac{P/TB * (TB}{1 - P/TB * PCT * (1-X-E-M-F)}$$ V= $66,258,689

5. $$V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$$ V= $66,258,908

Conclusion	Shares Issued to MHC	Shares Sold to Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Stock Issued
Minimum	3,060,000	2,465,000	10.00	$24,650,000	107,008	2,572,008	25,720,082
Midpoint	3,600,000	2,900,000	10.00	29,000,000	125,892	3,025,892	30,258,919
Maximum	4,140,000	3,335,000	10.00	33,350,000	144,776	3,479,776	34,797,757
Supermaximum	4,761,000	3,835,250	10.00	38,352,500	166,492	4,001,742	40,017,421

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 2.09% and a tax rate of 39.94%.
(3) Offering expenses shown at estimated midpoint value.
(4) ESOP and MRP amortize over 15 years and 5 years, respectively; amortizationexpenses tax effected at 39.94%.
(5) No cost is applicable since holding company will fund the ESOP loan.

EXHIBIT IV-11

Ocean Shore Holding Co.
Pro Forma Effect of Conversion Proceeds – Minority Stock Offering

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Ocean Shore Holding Company
At the Minimum

1. Offering Proceeds $24,650,000
Less: Estimated Offering Expenses 1,309,028
Net Conversion Proceeds $23,340,972

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$23,340,972
Less: Cash Contribution to Foundation	930,000
Less: Non-Cash Stock Purchases (1)	3,367,939
Net Proceeds Reinvested	$19,043,033
Estimated net incremental rate of return	1.26%
Earnings Increase	$239,038
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	89,977
Less: Recognition Plan Vesting (4)	134,627
Net Earnings Increase	$14,435

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$2,763,000	$14,435	$2,777,435
12 Months ended June 30, 2004 (core)	$2,763,000	$14,435	$2,777,435

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
June 30, 2004	$24,603,000	$19,043,033	$798,800	$44,444,833
June 30, 2004 (Tangible)	$24,603,000	$19,043,033	$798,800	$44,444,833

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
June 30, 2004	$499,073,000	$19,043,033	$798,800	$518,914,833

(1) Includes ESOP and MRP stock purchases equal to 8.74% and 4.36% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 39.94% rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.94%.
(5) Reflects tax benefit of contribution to the Foundation.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Ocean Shore Holding Company
At the Midpoint

1.	Offering Proceeds	$29,000,000
	Less: Estimated Offering Expenses	1,348,563
	Net Conversion Proceeds	$27,651,437

2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$27,651,437
	Less: Cash Contribution to Foundation	741,000
	Less: Non-Cash Stock Purchases (1)	3,962,279
	Net Proceeds Reinvested	$22,948,158
	Estimated net incremental rate of return	1.26%
	Earnings Increase	$288,058
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	105,855
	Less: Recognition Plan Vesting (4)	158,385
	Net Earnings Increase	$23,818

		Before Conversion	Net Earnings Increase	After Conversion
3.	Pro Forma Earnings			
	12 Months ended June 30, 2004 (reported)	$2,763,000	$23,818	$2,786,818
	12 Months ended June 30, 2004 (core)	$2,763,000	$23,818	$2,786,818

		Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
4.	Pro Forma Net Worth				
	June 30, 2004	$24,603,000	$22,948,158	$798,800	$48,349,958
	June 30, 2004 (Tangible)	$24,603,000	$22,948,158	$798,800	$48,349,958

		Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
5.	Pro Forma Assets				
	June 30, 2004	$499,073,000	$22,948,158	$798,800	$522,819,958

(1) Includes ESOP and MRP stock purchases equal to 8.74% and 4.36% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 39.94% rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.94%.
(5) Reflects tax benefit of contribution to the Foundation.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Ocean Shore Holding Company
At the Maximum

1.	Offering Proceeds	$33,350,000
	Less: Estimated Offering Expenses	1,388,097
	Net Conversion Proceeds	$31,961,903

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$31,961,903
Less: Cash Contribution to Foundation	552,000
Less: Non-Cash Stock Purchases (1)	4,556,626
Net Proceeds Reinvested	$26,853,277
Estimated net incremental rate of return	1.26%
Earnings Increase	$337,077
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	121,733
Less: Recognition Plan Vesting (4)	182,142
Net Earnings Increase	$33,201

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$2,763,000	$33,201	$2,796,201
12 Months ended June 30, 2004 (core)	$2,763,000	$33,201	$2,796,201

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
June 30, 2004	$24,603,000	$26,853,277	$798,800	$52,255,077
June 30, 2004 (Tangible)	$24,603,000	$26,853,277	$798,800	$52,255,077

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
June 30, 2004	$499,073,000	$26,853,277	$798,800	$526,725,077

(1) Includes ESOP and MRP stock purchases equal to 8.74% and 4.36% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 39.94% rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.94%.
(5) Reflects tax benefit of contribution to the Foundation.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Ocean Shore Holding Company
At the Supermaximum Value

1. Offering Proceeds

Offering Proceeds	$38,352,500
Less: Estimated Offering Expenses	1,433,562
Net Conversion Proceeds	$36,918,938

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$36,918,938
Less: Cash Contribution to Foundation	335,000
Less: Non-Cash Stock Purchases (1)	5,240,123
Net Proceeds Reinvested	$31,343,815
Estimated net incremental rate of return	1.26%
Earnings Increase	$393,444
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	139,993
Less: Recognition Plan Vesting (4)	209,464
Net Earnings Increase	$43,988

3. Pro Forma Earnings

Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2004 (reported)	$2,763,000	$43,988	$2,806,988
12 Months ended June 30, 2004 (core)	$2,763,000	$43,988	$2,806,988

4. Pro Forma Net Worth

Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
June 30, 2004	$24,603,000	$31,343,815	$798,800	$56,745,615
June 30, 2004 (Tangible)	$24,603,000	$31,343,815	$798,800	$56,745,615

5. Pro Forma Assets

Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
June 30, 2004	$499,073,000	$31,343,815	$798,800	$531,215,615

1) Includes ESOP and MRP stock purchases equal to 8.74% and 4.36% of the offering, respectively.
2) ESOP stock purchases are internally financed by a loan from the holding company.
3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 39.94% rate.
4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.94%.
5) Reflects tax benefit of contribution to the Foundation.

EXHIBIT V-1

RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and a variety of financial service companies.

STRATEGIC AND CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. In this regard, RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise and/or market value, capital management and planning, earnings improvement, operational matters and charter and organizational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and applications for Community Development Entity ("CDE") certification and New Markets Tax Credit ("NMTC") allocation. RP® Financial's consulting services are aided by its in-house data bases resource and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience)

- Ronald S. Riggins, Managing Director (24)
- William E. Pommerening, Managing Director (20)
- Gregory E. Dunn, Senior Vice President (22)
- James P. Hennessey, Senior Vice President (19)
- James J. Oren, Senior Vice President (17)

Washington Headquarters

Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com